Old Mutual Advantage Growth Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 97.4%		
Aerospace/Defense - 0.5%		
Boeing	6,453	$ 424
Total Aerospace/Defense		424
Agricultural Chemicals - 7.5%		
Intrepid Potash*	19,300	1,269
Monsanto	20,083	2,539
Potash Corp of Saskatchewan	11,514	2,632
Total Agricultural Chemicals		6,440
Applications Software - 1.3%		
Microsoft	41,643	1,146
Total Applications Software		1,146
Athletic Footwear - 0.4%		
Nike, Cl B	5,805	346
Total Athletic Footwear		346
Beverages-Non-Alcoholic - 0.8%		
PepsiCo	10,190	648
Total Beverages-Non-Alcoholic		648
Brewery - 0.6%		
Cia de Bebidas das Americas, ADR	8,540	541
Total Brewery		541
Chemicals-Specialty - 0.6%		
Ecolab	11,440	492
Total Chemicals-Specialty		492
Coal - 1.6%		
Alpha Natural Resources*	13,320	1,389
Total Coal		1,389
Commercial Services-Finance - 1.6%		
MasterCard, Cl A	5,225	1,387
Total Commercial Services-Finance		1,387
Computer Services - 0.4%		
Cognizant Technology Solutions, Cl A*	11,530	375
Total Computer Services		375
Computers - 9.2%		
Apple*	27,345	4,579
Hewlett-Packard	10,875	481
International Business Machines	11,139	1,320
Research In Motion*	13,003	1,520
Total Computers		7,900
Consulting Services - 1.5%		
Accenture, Cl A	21,110	860
FTI Consulting*	5,680	389
Total Consulting Services		1,249
Cosmetics & Toiletries - 0.8%		
Procter & Gamble	10,920	664
Total Cosmetics & Toiletries		664
Disposable Medical Products - 0.6%		
C.R. Bard	5,555	489
Total Disposable Medical Products		489
Diversified Financial Services - 0.8%		
IntercontinentalExchange*	6,317	720
Total Diversified Financial Services		720
Diversified Manufacturing Operations - 1.4%		
Danaher	5,790	448
Illinois Tool Works	14,980	712
Total Diversified Manufacturing Operations		1,160
Diversified Minerals - 0.9%		
BHP Billiton, ADR	9,000	767

Total Diversified Minerals		767
E-Commerce/Services - 1.2%		
Priceline.com*	9,100	1,051
Total E-Commerce/Services		1,051
Electric Products-Miscellaneous - 0.6%		
Emerson Electric	10,500	519
Total Electric Products-Miscellaneous		519
Electronic Components-Semiconductors - 3.4%		
Broadcom, Cl A*	28,500	778
Intel	45,440	976
NVIDIA*	26,900	503
Texas Instruments	24,020	676
Total Electronic Components-Semiconductors		2,933
Electronic Connectors - 1.1%		
Amphenol, Cl A	20,787	933
Total Electronic Connectors		933
Engineering/R&D Services - 2.3%		
ABB ADR*	19,550	554
Jacobs Engineering Group*	12,690	1,024
McDermott International*	6,714	415
Total Engineering/R&D Services		1,993
Engines-Internal Combustion - 0.5%		
Cummins	6,216	407
Total Engines-Internal Combustion		407
Enterprise Software/Services - 1.3%		
Oracle*	54,118	1,136
Total Enterprise Software/Services		1,136
Entertainment Software - 0.6%		
Electronic Arts*	11,650	518
Total Entertainment Software		518
Fiduciary Banks - 0.7%		
State Street	9,655	618
Total Fiduciary Banks		618
Finance-Investment Banker/Broker - 1.1%		
Goldman Sachs Group	5,191	908
Total Finance-Investment Banker/Broker		908
Industrial Automation/Robot - 0.6%		
Rockwell Automation	12,480	546
Total Industrial Automation/Robot		546
Industrial Gases - 2.8%		
Praxair	25,268	2,381
Total Industrial Gases		2,381
Instruments-Scientific - 0.4%		
Thermo Fisher Scientific*	6,550	365
Total Instruments-Scientific		365
Investment Management/Advisory Services - 1.2%		
Blackrock	3,254	576
T Rowe Price Group	7,171	405
Total Investment Management/Advisory Services		981
Life/Health Insurance - 0.4%		
Manulife Financial	9,260	321
Total Life/Health Insurance		321
Machinery-Construction & Mining - 2.2%		
Joy Global	20,804	1,578
Terex*	5,370	276
Total Machinery-Construction & Mining		1,854
Machinery-Farm - 0.3%		
AGCO*	4,895	257
Total Machinery-Farm		257
Machinery-Pumps - 3.4%		
Flowserve	21,415	2,927
Total Machinery-Pumps		2,927
Medical Information Systems - 0.6%		
Cerner*	11,147	504
Total Medical Information Systems		504

Medical Instruments - 3.1%		
Edwards Lifesciences*	13,100	813
Intuitive Surgical*	6,865	1,849
Total Medical Instruments		2,662
Medical Products - 2.0%		
Henry Schein*	12,060	622
Johnson & Johnson	11,340	729
Stryker	5,415	340
Total Medical Products		1,691
Medical-Biomedical/Genetic - 3.1%		
Amgen*	15,600	736
Genentech*	4,405	334
Gilead Sciences*	29,195	1,546
Total Medical-Biomedical/Genetic		2,616
Medical-Drugs - 0.8%		
Abbott Laboratories	13,210	700
Total Medical-Drugs		700
Metal Processors & Fabricators - 1.2%		
Precision Castparts	11,052	1,065
Total Metal Processors & Fabricators		1,065
Metal-Iron - 1.0%		
Cleveland-Cliffs	7,300	870
Total Metal-Iron		870
Networking Products - 2.5%		
Cisco Systems*	93,111	2,166
Total Networking Products		2,166
Oil & Gas Drilling - 0.9%		
Transocean*	5,038	768
Total Oil & Gas Drilling		768
Oil Companies-Exploration & Production - 1.9%		
Southwestern Energy*	8,490	404
XTO Energy	18,315	1,255
Total Oil Companies-Exploration & Production		1,659
Oil Companies-Integrated - 4.6%		
Exxon Mobil	8,329	734
Hess	11,040	1,393
Murphy Oil	4,260	418
Petroleo Brasileiro ADR	20,076	1,422
Total Oil Companies-Integrated		3,967
Oil Field Machinery & Equipment - 1.7%		
Cameron International*	12,500	692
National Oilwell Varco*	8,265	733
Total Oil Field Machinery & Equipment		1,425
Oil-Field Services - 5.4%		
Halliburton	14,770	784
Schlumberger	14,744	1,584
Smith International	8,645	719
Weatherford International*	31,328	1,553
Total Oil-Field Services		4,640
Pharmacy Services - 0.6%		
Express Scripts*	8,320	522
Total Pharmacy Services		522
Retail-Apparel/Shoe - 0.5%		
Guess ?	10,190	382
Total Retail-Apparel/Shoe		382
Retail-Computer Equipment - 0.3%		
GameStop, Cl A*	6,835	276
Total Retail-Computer Equipment		276
Retail-Drug Store - 1.1%		
CVS/Caremark	23,764	940
Total Retail-Drug Store		940
Retail-Jewelry - 0.8%		
Tiffany	17,050	695
Total Retail-Jewelry		695
Retail-Restaurants - 1.4%		

Burger King Holdings	25,500	683
McDonald's	9,670	544
Total Retail-Restaurants		1,227
Semiconductor Components-Integrated Circuits - 1.4%		
Marvell Technology Group*	68,700	1,213
Total Semiconductor Components-Integrated Circuits		1,213
Steel-Producers - 0.9%		
United States Steel	4,300	794
Total Steel-Producers		794
Telecommunications Equipment-Fiber Optics - 0.6%		
Corning	22,350	515
Total Telecommunications Equipment-Fiber Optics		515
Transport-Rail - 1.1%		
Burlington Northern Santa Fe	9,750	974
Total Transport-Rail		974
Transport-Services - 0.6%		
Expeditors International of Washington	12,700	546
Total Transport-Services		546
Web Hosting/Design - 1.4%		
Equinix*	13,100	1,169
Total Web Hosting/Design		1,169
Web Portals/ISP - 2.0%		
Google, Cl A*	3,329	1,752
Total Web Portals/ISP		1,752
Wireless Equipment - 1.3%		
Nokia ADR	14,605	358
Qualcomm	16,640	738
Total Wireless Equipment		1,096
Total Common Stock (Cost $73,062)		**83,619**
Money Market Fund - 2.1%		
Dreyfus Cash Management Fund,		
Institutional Class, 2.780% (A)	1,812,088	1,812
Total Money Market Fund (Cost $1,812)		**1,812**
Total Investments - 99.5% (Cost $74,874)†		**85,431**
Other Assets and Liabilities, Net - 0.5%		**472**
Total Net Assets - 100.0%	$	**85,903**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

ADR - American Depositary Receipt
Cl - Class
ISP - Internet Service Provider
R&D - Research and Development

Cost figures are shown with the "000's" omitted

† At June 30, 2008, the approximate tax basis cost of the Fund's investment was $74,874 (000), and the unrealized appreciation and depreciation were $13,827 (000) and $(3,270) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 85,431
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 85,431

Old Mutual U.S. Long/Short Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares/Face Amount (000)	Value (000)
Common Stock - 109.4%		
Advertising Agencies - 0.2%		
Interpublic Group* (B)	49,091	$ 422
Total Advertising Agencies		422
Aerospace/Defense - 3.7%		
Boeing (B)	82,486	5,421
Raytheon (B)	31,808	1,790
Total Aerospace/Defense		7,211
Agricultural Chemicals - 1.0%		
Monsanto (B)	16,218	2,051
Total Agricultural Chemicals		2,051
Agricultural Operations - 2.1%		
Archer-Daniels-Midland (B)	122,239	4,126
Total Agricultural Operations		4,126
Airlines - 0.4%		
Southwest Airlines (B)	60,367	787
Total Airlines		787
Applications Software - 1.1%		
Microsoft (B)	77,211	2,124
Total Applications Software		2,124
Auto/Truck Parts & Equipment-Original - 0.4%		
Johnson Controls (B)	7,141	205
TRW Automotive Holdings* (B)	35,990	665
Total Auto/Truck Parts & Equipment-Original		870
Auto-Cars/Light Trucks - 1.3%		
Ford Motor* (B)	512,737	2,466
Total Auto-Cars/Light Trucks		2,466
Beverages-Non-Alcoholic - 0.4%		
Coca-Cola Enterprises (B)	46,306	801
Total Beverages-Non-Alcoholic		801
Beverages-Wine/Spirits - 0.2%		
Brown-Forman, Cl B (B)	5,030	380
Total Beverages-Wine/Spirits		380
Brewery - 1.1%		
Anheuser-Busch (B)	8,415	523
Molson Coors Brewing, Cl B (B)	31,254	1,698
Total Brewery		2,221
Broadcast Services/Programming - 0.1%		
Clear Channel Communications (B)	2,792	98
Total Broadcast Services/Programming		98
Cable TV - 0.5%		
Comcast, Cl A (B)	22,688	430
Time Warner Cable, Cl A* (B)	17,781	471

Total Cable TV		901
Cellular Telecommunications - 0.5%		
Leap Wireless International* (B)	1,814	78
US Cellular* (B)	16,693	944
Total Cellular Telecommunications		1,022
Chemicals-Specialty - 0.7%		
Ashland (B)	23,819	1,148
Cabot (B)	7,908	192
Total Chemicals-Specialty		1,340
Coal - 1.1%		
Arch Coal (B)	19,958	1,497
Foundation Coal Holdings (B)	8,210	727
Total Coal		2,224
Commercial Banks-Southern US - 0.2%		
Regions Financial (B)	35,776	390
Total Commercial Banks-Southern US		390
Commercial Services - 0.8%		
Convergys* (B)	3,236	48
Quanta Services* (B)	46,276	1,540
Total Commercial Services		1,588
Commercial Services-Finance - 2.1%		
H&R Block (B)	17,048	365
MasterCard, Cl A (B)	13,687	3,634
Western Union (B)	3,345	83
Total Commercial Services-Finance		4,082
Computer Services - 1.1%		
Computer Sciences* (B)	6,037	283
Electronic Data Systems (B)	67,434	1,662
Unisys* (B)	63,570	251
Total Computer Services		2,196
Computers - 6.2%		
Hewlett-Packard (B)	184,525	8,158
Sun Microsystems* (B)	364,689	3,968
Total Computers		12,126
Consulting Services - 0.7%		
Accenture, Cl A (B)	31,545	1,285
Total Consulting Services		1,285
Containers-Metal/Glass - 1.0%		
Crown Holdings* (B)	73,292	1,905
Total Containers-Metal/Glass		1,905
Containers-Paper/Plastic - 0.0%		
Pactiv* (B)	117	2
Total Containers-Paper/Plastic		2
Cosmetics & Toiletries - 0.8%		
Estee Lauder, Cl A (B)	127	6
Procter & Gamble (B)	26,367	1,603
Total Cosmetics & Toiletries		1,609
Disposable Medical Products - 0.1%		
C.R. Bard (B)	2,189	193
Total Disposable Medical Products		193
Distribution/Wholesale - 0.0%		
Ingram Micro, Cl A* (B)	5,258	93

Total Distribution/Wholesale		93
Diversified Manufacturing Operations - 2.4%		
General Electric (B)	157,763	4,211
Harsco (B)	3,205	174
Parker Hannifin (B)	4,717	336
Total Diversified Manufacturing Operations		4,721
Electric Products-Miscellaneous - 0.2%		
Molex (B)	14,313	349
Total Electric Products-Miscellaneous		349
Electric-Integrated - 0.2%		
Alliant Energy (B)	2,793	96
Edison International (B)	5,673	292
Total Electric-Integrated		388
Electronic Components-Miscellaneous - 0.1%		
AVX (B)	3,429	39
Vishay Intertechnology* (B)	9,993	89
Total Electronic Components-Miscellaneous		128
Electronic Components-Semiconductors - 2.9%		
Texas Instruments (B)	199,574	5,620
Total Electronic Components-Semiconductors		5,620
Electronic Design Automation - 0.2%		
Synopsys* (B)	16,705	399
Total Electronic Design Automation		399
Electronic Parts Distribution - 0.3%		
Arrow Electronics* (B)	8,198	252
Avnet* (B)	14,186	387
Total Electronic Parts Distribution		639
Engineering/R&D Services - 2.5%		
Fluor (B)	11,919	2,218
Jacobs Engineering Group* (B)	14,717	1,188
KBR (B)	43,990	1,536
Total Engineering/R&D Services		4,942
Engines-Internal Combustion - 0.0%		
Cummins (B)	316	21
Total Engines-Internal Combustion		21
Enterprise Software/Services - 0.4%		
CA (B)	37,331	862
Total Enterprise Software/Services		862
Entertainment Software - 0.1%		
Activision* (B)	4,781	163
Total Entertainment Software		163
Fiduciary Banks - 1.4%		
Bank of New York Mellon (B)	56,886	2,152
State Street (B)	10,248	656
Total Fiduciary Banks		2,808
Finance-Credit Card - 0.2%		
Discover Financial Services (B)	34,252	451
Total Finance-Credit Card		451
Finance-Investment Banker/Broker - 4.8%		
Charles Schwab (B)	250,135	5,138
JPMorgan Chase (B)	123,709	4,244
Raymond James Financial (B)	2,546	67

Total Finance-Investment Banker/Broker		9,449
Finance-Other Services - 2.5%		
CME Group (B)	690	264
Nasdaq OMX Group* (B)	11,561	307
NYSE Euronext (B)	84,054	4,258
Total Finance-Other Services		4,829
Food-Confectionery - 0.0%		
WM Wrigley Jr. (B)	1,093	85
Total Food-Confectionery		85
Food-Meat Products - 2.1%		
Tyson Foods, Cl A (B)	273,303	4,083
Total Food-Meat Products		4,083
Food-Miscellaneous/Diversified - 0.1%		
Corn Products International (B)	1,995	98
Total Food-Miscellaneous/Diversified		98
Food-Retail - 0.7%		
Kroger (B)	46,749	1,350
Total Food-Retail		1,350
Funeral Services & Related Items - 0.0%		
Service Corp International (B)	6,237	61
Total Funeral Services & Related Items		61
Gold Mining - 0.2%		
Newmont Mining (B)	5,836	304
Total Gold Mining		304
Health Care Cost Containment - 2.3%		
McKesson (B)	79,880	4,466
Total Health Care Cost Containment		4,466
Hotels & Motels - 0.5%		
Wyndham Worldwide (B)	51,371	920
Total Hotels & Motels		920
Human Resources - 0.8%		
Manpower (B)	27,752	1,616
Total Human Resources		1,616
Independent Power Producer - 2.2%		
Reliant Energy* (B)	204,802	4,356
Total Independent Power Producer		4,356
Instruments-Scientific - 0.5%		
Applera (B)	28,825	965
Total Instruments-Scientific		965
Internet Content-Information/News - 0.1%		
HLTH* (B)	22,140	251
Total Internet Content-Information/News		251
Internet Infrastructure Software - 0.2%		
Akamai Technologies* (B)	8,743	304
Total Internet Infrastructure Software		304
Investment Management/Advisory Services - 1.5%		
Blackrock (B)	2,770	490
Janus Capital Group (B)	92,126	2,439
Total Investment Management/Advisory Services		2,929
Machinery-Farm - 0.1%		
AGCO* (B)	2,363	124
Total Machinery-Farm		124

Machinery-General Industry - 0.0%		
Manitowoc (B)	2,076	68
Total Machinery-General Industry		68
Machinery-Pumps - 0.3%		
Flowserve (B)	4,544	621
Total Machinery-Pumps		621
Medical Information Systems - 0.0%		
Cerner* (B)	121	5
Total Medical Information Systems		5
Medical Instruments - 0.3%		
Boston Scientific* (B)	34,563	425
Edwards Lifesciences* (B)	2,528	157
Total Medical Instruments		582
Medical Products - 0.3%		
Stryker (B)	7,605	478
Total Medical Products		478
Medical-Biomedical/Genetic - 0.3%		
Abraxis Bioscience* (B)	1,304	83
Genentech* (B)	5,812	441
Invitrogen* (B)	3,010	118
Total Medical-Biomedical/Genetic		642
Medical-HMO - 1.0%		
Aetna (B)	7,887	320
Cigna (B)	13,958	494
Humana* (B)	16,885	672
UnitedHealth Group (B)	20,134	529
Total Medical-HMO		2,015
Medical-Hospitals - 0.1%		
Tenet Healthcare* (B)	31,628	176
Total Medical-Hospitals		176
Medical-Wholesale Drug Distributors - 4.8%		
AmerisourceBergen (B)	93,398	3,735
Cardinal Health (B)	109,601	5,653
Total Medical-Wholesale Drug Distributors		9,388
Metal Processors & Fabricators - 0.2%		
Timken (B)	12,413	409
Total Metal Processors & Fabricators		409
Multi-Line Insurance - 1.4%		
Loews (B)	41,955	1,968
MetLife (B)	13,330	703
Total Multi-Line Insurance		2,671
Multimedia - 4.3%		
News, Cl A (B)	303,698	4,568
Time Warner (B)	264,377	3,913
Total Multimedia		8,481
Office Furnishings-Original - 0.0%		
Steelcase, Cl A (B)	2,113	21
Total Office Furnishings-Original		21
Oil Companies-Exploration & Production - 1.1%		
Devon Energy (B)	8,320	1,000
Occidental Petroleum (B)	9,022	811
Pioneer Natural Resources (B)	5,447	426

Total Oil Companies-Exploration & Production		2,237
Oil Companies-Integrated - 11.7%		
Chevron (B)	92,282	9,148
Exxon Mobil (B)	151,251	13,330
Hess (B)	3,584	452
Total Oil Companies-Integrated		22,930
Oil-Field Services - 2.6%		
Halliburton (B)	42,132	2,236
Schlumberger (B)	26,462	2,843
Total Oil-Field Services		5,079
Paper & Related Products - 0.2%		
Rayonier (B)	11,172	474
Total Paper & Related Products		474
Pharmacy Services - 2.6%		
Medco Health Solutions* (B)	110,021	5,193
Total Pharmacy Services		5,193
Pipelines - 0.5%		
Williams (B)	23,669	954
Total Pipelines		954
Property/Casualty Insurance - 1.1%		
Alleghany* (B)	332	110
Travelers (B)	45,444	1,972
Total Property/Casualty Insurance		2,082
Publishing-Books - 0.0%		
John Wiley & Sons, Cl A (B)	1,506	68
Total Publishing-Books		68
REITs-Diversified - 0.0%		
Colonial Properties Trust (B)	2,575	52
Total REITs-Diversified		52
REITs-Hotels - 0.2%		
Host Hotels & Resorts (B)	27,237	372
Total REITs-Hotels		372
REITs-Office Property - 2.8%		
Boston Properties (B)	61,449	5,544
Total REITs-Office Property		5,544
REITs-Storage - 0.3%		
Public Storage (B)	7,233	584
Total REITs-Storage		584
Rental Auto/Equipment - 0.1%		
Hertz Global Holdings* (B)	17,798	171
Total Rental Auto/Equipment		171
Retail-Apparel/Shoe - 0.4%		
Guess ? (B)	10,422	390
Hanesbrands* (B)	7,781	211
Phillips-Van Heusen (B)	2,573	94
Total Retail-Apparel/Shoe		695
Retail-Automobile - 0.0%		
Penske Auto Group (B)	2,438	36
Total Retail-Automobile		36
Retail-Discount - 1.9%		
Big Lots* (B)	115,505	3,608
Costco Wholesale (B)	155	11

Wal-Mart Stores (B)	668	38
Total Retail-Discount		3,657
Steel-Producers - 0.9%		
AK Steel Holding (B)	25,754	1,777
Total Steel-Producers		1,777
Super-Regional Banks-US - 0.1%		
Capital One Financial (B)	4,447	169
Total Super-Regional Banks-US		169
Telecommunications Equipment-Fiber Optics - 2.7%		
Corning (B)	233,318	5,378
Total Telecommunications Equipment-Fiber Optics		5,378
Telecommunications Services - 0.1%		
Virgin Media (B)	10,516	143
Total Telecommunications Services		143
Telephone-Integrated - 4.2%		
AT&T (B)	243,358	8,199
Total Telephone-Integrated		8,199
Tobacco - 0.4%		
Altria Group (B)	11,536	237
Philip Morris International (B)	12,099	598
Total Tobacco		835
Tools-Hand Held - 0.9%		
Snap-On (B)	32,137	1,671
Total Tools-Hand Held		1,671
Transport-Rail - 0.5%		
Union Pacific (B)	11,739	886
Total Transport-Rail		886
Transport-Services - 2.8%		
CH Robinson Worldwide (B)	50,467	2,768
FedEx (B)	31,467	2,479
United Parcel Service, Cl B (B)	3,057	188
Total Transport-Services		5,435
Water Treatment Systems - 0.7%		
Nalco Holding (B)	65,646	1,388
Total Water Treatment Systems		1,388
Web Portals/ISP - 0.3%		
Google, Cl A* (B)	349	184
Yahoo!* (B)	22,920	473
Total Web Portals/ISP		657
Total Common Stock (Cost $224,749)		**214,417**
U.S. Treasury Obligations - 0.7%		
U.S. Treasury Bill 1.700%, 12/04/08 (C)	1,350	1,338
Total U.S. Treasury Obligations (Cost $1,339)		**1,338**
Money Market Fund - 1.4%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	2,692,474	2,692
Total Money Market Fund (Cost $2,692)		**2,692**
Total Investments - 111.5% (Cost $228,780)†		**218,447**
Securities Sold Short - (17.4)%		
Aerospace/Defense-Equipment - (0.1)%		
Alliant Techsystems*	(1,011)	(103)
Total Aerospace/Defense-Equipment		(103)

Airlines - (0.5)%		
Copa Holdings, Cl A	(30,462)	(858)
Delta Air Lines*	(22,248)	(127)
Total Airlines		(985)
Auto-Cars/Light Trucks - (0.1)%		
General Motors	(12,946)	(149)
Total Auto-Cars/Light Trucks		(149)
Beverages-Non-alcoholic - (0.2)%		
Dr Pepper Snapple Group*	(22,206)	(466)
Total Beverages-Non-alcoholic		(466)
Broadcast Services/Programming - (0.1)%		
Discovery Holding, Cl A*	(11,565)	(254)
Total Broadcast Services/Programming		(254)
Building Products-Cement/Aggregate - (0.1)%		
Eagle Materials	(5,212)	(132)
Total Building Products-Cement/Aggregate		(132)
Building-Residential/Commercial - (0.6)%		
KB Home	(53,085)	(899)
Lennar, Cl A	(8,192)	(101)
Ryland Group	(5,604)	(122)
Total Building-Residential/Commercial		(1,122)
Chemicals-Specialty - (0.0)%		
Lubrizol	(617)	(29)
Total Chemicals-Specialty		(29)
Commercial Banks-Southern US - (0.4)%		
First Horizon National	(100,872)	(749)
Total Commercial Banks-Southern US		(749)
Commercial Services - (0.2)%		
Weight Watchers International	(12,187)	(434)
Total Commercial Services		(434)
Computers-Memory Devices - (0.0)%		
Seagate Technology	(1,546)	(30)
Total Computers-Memory Devices		(30)
Consulting Services - (0.6)%		
Corporate Executive Board	(30,038)	(1,263)
Total Consulting Services		(1,263)
Containers-Paper/Plastic - (0.1)%		
Packaging Corp of America	(11,707)	(252)
Total Containers-Paper/Plastic		(252)
Data Processing/Management - (0.1)%		
Dun & Bradstreet	(1,354)	(119)
Total Data Processing/Management		(119)
Diversified Manufacturing Operations - (0.0)%		
Teleflex	(827)	(46)
Total Diversified Manufacturing Operations		(46)
Electronic Components-Miscellaneous - (0.4)%		
Gentex	(55,365)	(799)
Total Electronic Components-Miscellaneous		(799)
Electronic Components-Semiconductors - (0.6)%		
Advanced Micro Devices*	(174,621)	(1,018)
International Rectifier*	(9,699)	(186)
Rambus*	(1,168)	(22)

Total Electronic Components-Semiconductors		(1,226)
Finance-Consumer Loans - (0.5)%		
SLM*	(48,395)	(936)
Total Finance-Consumer Loans		(936)
Finance-Investment Banker/Broker - (1.9)%		
Jefferies Group	(130,889)	(2,202)
Merrill Lynch	(51,011)	(1,618)
Total Finance-Investment Banker/Broker		(3,820)
Finance-Other Services - (0.0)%		
MF Global*	(5,497)	(35)
Total Finance-Other Services		(35)
Financial Guarantee Insurance - (0.1)%		
PMI Group	(64,310)	(125)
Total Financial Guarantee Insurance		(125)
Food-Retail - (0.1)%		
Whole Foods Market	(11,401)	(270)
Total Food-Retail		(270)
Forestry - (0.1)%		
Weyerhaeuser	(3,889)	(199)
Total Forestry		(199)
Investment Management/Advisory Services - (0.1)%		
Affiliated Managers Group*	(1,592)	(143)
Total Investment Management/Advisory Services		(143)
Medical-Generic Drugs - (1.8)%		
Mylan*	(297,241)	(3,588)
Total Medical-Generic Drugs		(3,588)
Medical-Hospitals - (0.3)%		
LifePoint Hospitals*	(21,426)	(606)
Total Medical-Hospitals		(606)
Medical-Outpatient/Home Medical - (0.1)%		
Lincare Holdings*	(5,533)	(157)
Total Medical-Outpatient/Home Medical		(157)
Metal-Copper - (0.0)%		
Southern Copper	(95)	(10)
Total Metal-Copper		(10)
Motion Pictures & Services - (0.2)%		
DreamWorks Animation SKG, Cl A*	(13,294)	(396)
Total Motion Pictures & Services		(396)
Multi-Line Insurance - (0.1)%		
XL Capital, Cl A	(9,806)	(202)
Total Multi-Line Insurance		(202)
Multimedia - (0.1)%		
Meredith	(3,605)	(102)
Total Multimedia		(102)
Office Automation & Equipment - (0.1)%		
Pitney Bowes	(6,388)	(218)
Total Office Automation & Equipment		(218)
Oil Refining & Marketing - (0.4)%		
Tesoro	(36,156)	(715)
Total Oil Refining & Marketing		(715)
Oil-Field Services - (0.0)%		
Tetra Technologies*	(2,524)	(60)

Total Oil-Field Services		(60)
Paper & Related Products - (0.6)%		
Louisiana-Pacific	(121,083)	(1,028)
Temple-Inland	(6,787)	(76)
Total Paper & Related Products		(1,104)
REITs-Health Care - (0.1)%		
Ventas	(7,193)	(306)
Total REITs-Health Care		(306)
REITs-Mortgage - (0.5)%		
CapitalSource	(86,880)	(963)
Total REITs-Mortgage		(963)
REITs-Office Property - (0.0)%		
Douglas Emett	(133)	(3)
Total REITs-Office Property		(3)
REITs-Regional Malls - (0.1)%		
CBL & Associates Properties	(8,031)	(183)
Total REITs-Regional Malls		(183)
Retail-Consumer Electronics - (0.2)%		
Circuit City Stores	(163,531)	(473)
Total Retail-Consumer Electronics		(473)
S&L/Thrifts-Eastern US - (0.5)%		
Sovereign Bancorp	(128,853)	(948)
Total S&L/Thrifts-Eastern US		(948)
S&L/Thrifts-Western US - (0.3)%		
Washington Mutual	(114,023)	(562)
Total S&L/Thrifts-Western US		(562)
Schools - (0.9)%		
ITT Educational Services*	(20,909)	(1,728)
Total Schools		(1,728)
Semiconductor Components-Integrated Circuits - (0.9)%		
Linear Technology	(57,007)	(1,857)
Total Semiconductor Components-Integrated Circuits		(1,857)
Semiconductor Equipment - (0.3)%		
Lam Research*	(14,929)	(540)
Total Semiconductor Equipment		(540)
Telephone-Integrated - (0.7)%		
Citizens Communications	(58,596)	(664)
Windstream	(52,047)	(642)
Total Telephone-Integrated		(1,306)
Television - (1.7)%		
Central European Media Enterprises, Cl A*	(35,206)	(3,187)
CTC Media*	(3,452)	(85)
Hearst-Argyle Television	(615)	(12)
Total Television		(3,284)
Theaters - (0.1)%		
Regal Entertainment Group, Cl A	(7,303)	(112)
Total Theaters		(112)
Transactional Software - (0.2)%		
VeriFone Holdings*	(36,465)	(436)
Total Transactional Software		(436)
Transport-Equipment & Leasing - (0.0)%		
Aircastle	(6,017)	(51)

Total Transport-Equipment & Leasing		(51)
Transport-Marine - (0.3)%		
Overseas Shipholding Group	(2,374)	(189)
Teekay	(7,291)	(329)
Total Transport-Marine		(518)
Total Securities Sold Short (Proceeds $(41,089))		**(34,114)**
Other Assets and Liabilities, Net - 5.9%		**11,639**
Total Net Assets - 100.0%	$	**195,972**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

(B) - All or a portion of this security has been pledged as collateral for securities sold short.

(C) - All or a portion of this security has been pledged as collateral for open futures contracts.

CI - Class

HMO - Health Maintenance Organization

ISP - Internet Service Provider

R&D - Research and Development

REITs - Real Estate Investment Trusts

S&L - Savings and Loan

Cost figures are shown with the "000's" omitted

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $228,780 (000), and the unrealized appreciation and depreciation were $8,822 (000) and $(19,155) (000), respectively.

The Fund had the following futures contracts open as of June 30, 2008:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
S&P 500 Composite Index - Long	38	$ 12,170	September 2008	$ (410)

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)	Securities Sold Short (000)	Futures* (000)
Level 1 – quoted prices	$ 217,109	$ (34,114)	$ (410)
Level 2 – other significant observable inputs	1,338		
Level 3 – significant unobservable inputs	-		
Total	$ 218,447	$ (34,114)	$ (410)

* Futures contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument

Old Mutual Barrow Hanley Value Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 92.2%		
Beverages-Wine/Spirits - 2.4%		
Diageo, ADR	44,972	$ 3,322
Total Beverages-Wine/Spirits		3,322
Computers - 4.1%		
Hewlett-Packard	65,003	2,874
International Business Machines	24,750	2,934
Total Computers		5,808
Cruise Lines - 2.1%		
Carnival	91,258	3,008
Total Cruise Lines		3,008
Diversified Manufacturing Operations - 6.5%		
General Electric	21,430	572
Honeywell International	82,538	4,150
Illinois Tool Works	92,755	4,407
Total Diversified Manufacturing Operations		9,129
Electric Products-Miscellaneous - 0.7%		
Emerson Electric	21,407	1,059
Total Electric Products-Miscellaneous		1,059
Electric-Integrated - 9.1%		
Constellation Energy Group	17,900	1,470
Dominion Resources	63,324	3,007
Duke Energy	188,120	3,269
Entergy	42,485	5,119
Total Electric-Integrated		12,865
Finance-Consumer Loans - 1.4%		
SLM*	98,288	1,902
Total Finance-Consumer Loans		1,902
Finance-Credit Card - 1.8%		
American Express	67,262	2,534
Total Finance-Credit Card		2,534
Finance-Investment Banker/Broker - 4.6%		
Citigroup	103,909	1,742
JPMorgan Chase	95,957	3,292
Merrill Lynch	44,168	1,400
Total Finance-Investment Banker/Broker		6,434
Finance-Mortgage Loan/Banker - 0.8%		
Freddie Mac	65,698	1,077
Total Finance-Mortgage Loan/Banker		1,077
Food-Miscellaneous/Diversified - 2.0%		
Kraft Foods, Cl A	100,851	2,869
Total Food-Miscellaneous/Diversified		2,869
Hotels & Motels - 1.2%		
Wyndham Worldwide	93,787	1,680
Total Hotels & Motels		1,680
Medical Labs & Testing Services - 2.5%		
Quest Diagnostics	73,844	3,579
Total Medical Labs & Testing Services		3,579

Medical Products - 1.1%		
Baxter International	23,958	1,532
Total Medical Products		1,532
Medical-Drugs - 8.7%		
Bristol-Myers Squibb	180,101	3,697
Pfizer	230,683	4,030
Wyeth	95,117	4,562
Total Medical-Drugs		12,289
Medical-HMO - 2.3%		
WellPoint*	66,812	3,184
Total Medical-HMO		3,184
Multi-Line Insurance - 1.6%		
American International Group	77,469	2,050
XL Capital, Cl A	10,361	213
Total Multi-Line Insurance		2,263
Oil Companies-Exploration & Production - 6.3%		
Occidental Petroleum	98,222	8,826
Total Oil Companies-Exploration & Production		8,826
Oil Companies-Integrated - 2.0%		
ConocoPhillips	24,895	2,350
Murphy Oil	4,834	474
Total Oil Companies-Integrated		2,824
Pipelines - 5.0%		
El Paso	130,994	2,848
Spectra Energy	144,372	4,149
Total Pipelines		6,997
Retail-Building Products - 0.3%		
Home Depot	15,827	371
Total Retail-Building Products		371
Super-Regional Banks-US - 3.2%		
Bank of America	119,363	2,849
Capital One Financial	23,540	895
Wells Fargo	31,515	748
Total Super-Regional Banks-US		4,492
Telecommunications Services - 0.0%		
Fairpoint Communications	2,787	20
Total Telecommunications Services		20
Telephone-Integrated - 6.8%		
AT&T	127,414	4,293
Verizon Communications	147,958	5,238
Total Telephone-Integrated		9,531
Television - 0.9%		
CBS, Cl B	62,100	1,210
Total Television		1,210
Tobacco - 10.4%		
Altria Group	111,432	2,291
Imperial Tobacco Group ADR	70,347	5,223
Philip Morris International	77,400	3,823
UST	59,877	3,270
Total Tobacco		14,607
Tools-Hand Held - 2.4%		
Stanley Works	76,111	3,412
Total Tools-Hand Held		3,412
Transport-Rail - 1.0%		
Burlington Northern Santa Fe	13,388	1,337
Total Transport-Rail		1,337

Wireless Equipment - 1.0%		
Nokia ADR	55,624	1,363
Total Wireless Equipment		1,363
Total Common Stock (Cost $137,508)		**129,524**
Money Market Fund - 8.1%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	11,401,312	11,401
Total Money Market Fund (Cost $11,401)		**11,401**
Total Investments - 100.3% (Cost $148,909)†		**140,925**
Other Assets and Liabilities, Net - (0.3)%		**(371)**
Total Net Assets - 100.0%		**$ 140,554**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

ADR - American Depositary Receipt
Cl - Class
HMO - Health Maintenance Organization

Cost figures are shown with the "000's" omitted

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $148,909 (000), and the unrealized appreciation and depreciation were $16,524 (000) and $(24,508) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	**Investments (000)**
Level 1 – quoted prices	$ 140,925
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 140,925

Old Mutual Columbus Circle Technology and Communications Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares/ Contracts	Value (000)
Common Stock - 96.4%		
Agricultural Chemicals - 1.3%		
Monsanto	15,000	$ 1,896
Total Agricultural Chemicals		1,896
Applications Software - 1.0%		
Salesforce.com*	22,200	1,515
Total Applications Software		1,515
B2B/E-Commerce - 1.5%		
Ariba*	155,400	2,286
Total B2B/E-Commerce		2,286
Cable TV - 1.5%		
Comcast, Cl A	121,000	2,295
Total Cable TV		2,295
Chemicals-Diversified - 1.0%		
Rockwood Holdings*	43,110	1,500
Total Chemicals-Diversified		1,500
Commercial Services-Finance - 3.9%		
MasterCard, Cl A	10,100	2,682
Visa, Cl A*	39,676	3,226
Total Commercial Services-Finance		5,908
Computer Software - 0.5%		
Omniture* (B)	37,721	700
Total Computer Software		700
Computers - 15.5%		
Apple*	48,200	8,071
Hewlett-Packard (B)	64,700	2,860
International Business Machines	59,600	7,064
Research In Motion*	45,700	5,342
Total Computers		23,337
E-Commerce/Services - 0.8%		
eBay*	46,700	1,276
Total E-Commerce/Services		1,276
Electronic Components-Semiconductors - 3.8%		
Lattice Semiconductor*	703,400	2,202
Monolithic Power Systems*	68,300	1,477
Netlogic Microsystems*	62,984	2,091
Total Electronic Components-Semiconductors		5,770
Electronic Connectors - 1.0%		
Amphenol, Cl A	32,700	1,468
Total Electronic Connectors		1,468
Electronic Forms - 2.0%		
Adobe Systems*	75,606	2,978
Total Electronic Forms		2,978
Energy-Alternate Sources - 2.9%		
Energy Conversion Devices*	26,700	1,966
First Solar*	8,800	2,401
Total Energy-Alternate Sources		4,367
Enterprise Software/Services - 3.2%		
BMC Software*	92,400	3,326
Concur Technologies* (B)	47,000	1,562
Total Enterprise Software/Services		4,888

Industrial Audio & Video Products - 1.4%		
Dolby Laboratories, Cl A*	52,000	2,095
Total Industrial Audio & Video Products		2,095
Internet Infrastructure Software - 3.4%		
Akamai Technologies* (B)	59,400	2,067
F5 Networks*	104,500	2,970
Total Internet Infrastructure Software		5,037
Internet Security - 2.1%		
VeriSign*	84,700	3,202
Total Internet Security		3,202
Machinery-Construction & Mining - 0.6%		
Joy Global	11,179	848
Total Machinery-Construction & Mining		848
Medical Instruments - 1.1%		
NuVasive*	35,600	1,590
Total Medical Instruments		1,590
Medical-Biomedical/Genetic - 10.6%		
Celgene*	24,400	1,558
Genentech*	75,100	5,700
Genzyme*	71,700	5,164
Gilead Sciences*	67,600	3,579
Total Medical-Biomedical/Genetic		16,001
Networking Products - 4.0%		
Cisco Systems* (B)	193,500	4,501
Juniper Networks* (B)	68,600	1,521
Total Networking Products		6,022
Oil Field Machinery & Equipment - 3.3%		
Cameron International*	49,200	2,723
National Oilwell Varco*	24,700	2,191
Total Oil Field Machinery & Equipment		4,914
Optical Supplies - 3.1%		
Alcon	28,200	4,591
Total Optical Supplies		4,591
Patient Monitoring Equipment - 1.4%		
Masimo*	60,600	2,082
Total Patient Monitoring Equipment		2,082
Semiconductor Components-Integrated Circuits - 3.5%		
Marvell Technology Group*	301,000	5,316
Total Semiconductor Components-Integrated Circuits		5,316
Semiconductor Equipment - 4.4%		
Applied Materials	274,000	5,231
Veeco Instruments*	86,725	1,395
Total Semiconductor Equipment		6,626
Telecommunications Equipment - 1.0%		
CommScope*	29,700	1,567
Total Telecommunications Equipment		1,567
Telecommunications Equipment-Fiber Optics - 1.8%		
Corning (B)	117,100	2,699
Total Telecommunications Equipment-Fiber Optics		2,699
Therapeutics - 0.8%		
BioMarin Pharmaceuticals*	42,600	1,234
Total Therapeutics		1,234
Web Hosting/Design - 1.0%		
Equinix*	17,100	1,526
Total Web Hosting/Design		1,526
Web Portals/ISP - 3.5%		
Google, Cl A*	10,100	5,317
Total Web Portals/ISP		5,317
Wireless Equipment - 9.5%		

American Tower, Cl A*	50,500	2,134
Qualcomm	155,100	6,882
Rogers Communications, Cl B	74,600	2,884
SBA Communications, Cl A*	65,400	2,355
Total Wireless Equipment		14,255
Total Common Stock (Cost $127,543)		**145,106**
Money Market Fund - 1.9%		
Dreyfus Cash Management Fund,		
Institutional Class, 2.780% (A)	2,867,664	2,868
Total Money Market Fund (Cost $2,868)		**2,868**
Total Investments - 98.3% (Cost $130,411)†		**147,974**
Written Options - (0.8)%		
Akamai Technologies, January 2009, 100 Call,		
Strike Price: $40*	(200)	(68)
Cisco Systems, January 2009, 100 Call,		
Strike Price: $25*	(1,310)	(220)
Cisco Systems, January 2009, 100 Call,		
Strike Price: $20*	(625)	(281)
Concur Technologies, November 2008, 100 Call,		
Strike Price: $40*	(470)	(106)
Corning, January 2009, 100 Call,		
Strike Price: $25*	(1,171)	(220)
Hewlett-Packard, January 2009, 100 Call,		
Strike Price: $40*	(317)	(222)
Juniper Networks, January 2009, 100 Call,		
Strike Price: $25*	(686)	(137)
Omniture, December 2008, 100 Call,		
Strike Price: $35*	(57)	(2)
Total Written Options (Premiums received $1,378)		**(1,256)**
Other Assets and Liabilities, Net - 2.5%		**3,759**
Total Net Assets - 100.0%	$	**150,477**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.
(B) - All or portion of the security has been pledged as collateral for written option contracts.

B2B - Business to Business
Cl - Class
ISP - Internet Service Provider

Cost figures are shown with the "000's" omitted

† At June 30, 2008, the approximate tax basis cost of the Fund's investment was $130,411 (000),
and the unrealized appreciation and depreciation were $21,032 (000) and $(3,469) (000),
respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are
summarized in three broad levels as follows:

       Level 1 – quoted prices in active markets for identical securities
       Level 2 – other significant observable inputs (including quoted prices for similar
securities, interest rates, prepayment speeds, credit risk, etc.)
       Level 3 – significant unobservable inputs (including the Fund's own assumption in
determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)		Written Options (000)	
Level 1 – quoted prices	$	147,974	$	(1,256)
Level 2 – other significant observable inputs		-		-
Level 3 – significant unobservable inputs		-		-
Total	$	147,974	$	(1,256)

Old Mutual Developing Growth Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 95.5%		
Aerospace/Defense - 0.7%		
Esterline Technologies*	21,585	$ 1,063
Total Aerospace/Defense		1,063
Aerospace/Defense-Equipment - 1.0%		
AAR*	41,090	556
Orbital Sciences*	40,511	954
Total Aerospace/Defense-Equipment		1,510
Airport Development/Maintenance - 0.5%		
Grupo Aeroportuario del Pacific ADR	23,633	694
Total Airport Development/Maintenance		694
Auction House/Art Dealer - 0.5%		
Ritchie Bros Auctioneers	28,609	776
Total Auction House/Art Dealer		776
Audio/Video Products - 0.9%		
DTS*	41,746	1,307
Total Audio/Video Products		1,307
Auto/Truck Parts & Equipment-Original - 0.6%		
Amerigon*	34,081	242
Titan International	18,010	641
Total Auto/Truck Parts & Equipment-Original		883
Batteries/Battery Systems - 0.5%		
Ultralife*	72,956	780
Total Batteries/Battery Systems		780
Casino Services - 1.5%		
Bally Technologies*	25,983	878
Scientific Games, Cl A*	43,194	1,279
Total Casino Services		2,157
Coal - 1.4%		
James River Coal*	10,856	637
Massey Energy	15,304	1,435
Total Coal		2,072
Commercial Banks-Central US - 0.3%		
PrivateBancorp	13,598	413
Total Commercial Banks-Central US		413
Commercial Banks-Eastern US - 0.2%		
Signature Bank*	9,887	255
Total Commercial Banks-Eastern US		255
Commercial Services - 1.7%		
CoStar Group*	20,751	922
ExlService Holdings*	50,951	715
Team*	22,060	757
Total Commercial Services		2,394
Commercial Services-Finance - 0.4%		
Dollar Financial*	37,848	572
Total Commercial Services-Finance		572
Computer Aided Design - 0.9%		
Ansys*	26,245	1,237
Total Computer Aided Design		1,237
Computer Services - 0.8%		
3PAR*	40,839	320
Manhattan Associates*	35,550	844
Total Computer Services		1,164
Computer Software - 0.4%		
Double-Take Software*	43,095	592
Total Computer Software		592
Computers-Integrated Systems - 0.7%		
Micros Systems*	32,218	982
Total Computers-Integrated Systems		982
Computers-Peripheral Equipment - 0.3%		

Compellent Technologies*	32,620	370
Total Computers-Peripheral Equipment		370
Consulting Services - 1.8%		
FTI Consulting*	18,871	1,292
Hill International*	10,725	176
Maximus	32,737	1,140
Total Consulting Services		2,608
Decision Support Software - 0.7%		
SPSS*	25,880	941
Total Decision Support Software		941
Distribution/Wholesale - 0.3%		
Fossil*	16,195	471
Total Distribution/Wholesale		471
Diversified Manufacturing Operations - 1.0%		
Barnes Group	32,942	761
ESCO Technologies*	13,990	656
Total Diversified Manufacturing Operations		1,417
E-Commerce/Services - 1.6%		
NetFlix*	37,789	985
Priceline.com*	11,371	1,313
Total E-Commerce/Services		2,298
Educational Software - 0.8%		
Blackboard*	15,008	574
SkillSoft ADR*	71,869	650
Total Educational Software		1,224
Electronic Components-Miscellaneous - 0.7%		
Plexus*	38,977	1,079
Total Electronic Components-Miscellaneous		1,079
Electronic Components-Semiconductors - 3.1%		
Applied Micro Circuits*	56,180	481
AuthenTec*	32,749	341
Cavium Networks*	14,727	309
Microsemi*	96,584	2,432
Netlogic Microsystems*	14,792	491
Rubicon Technology*	21,619	439
Total Electronic Components-Semiconductors		4,493
Electronic Design Automation - 0.4%		
Cogo Group*	70,109	639
Total Electronic Design Automation		639
Electronic Measuring Instruments - 0.6%		
Axsys Technologies*	17,230	897
Total Electronic Measuring Instruments		897
E-Marketing/Information - 0.4%		
Constant Contact*	30,041	566
Total E-Marketing/Information		566
Energy-Alternate Sources - 1.8%		
Canadian Solar*	28,710	1,154
Energy Conversion Devices*	14,810	1,091
Evergreen Solar*	32,109	311
Total Energy-Alternate Sources		2,556
Engineering/R&D Services - 0.8%		
Stanley*	35,615	1,194
Total Engineering/R&D Services		1,194
Enterprise Software/Services - 2.4%		
JDA Software Group*	47,966	868
Mantech International, Cl A*	29,770	1,433
Taleo, Cl A*	30,760	602
Ultimate Software Group*	16,587	591
Total Enterprise Software/Services		3,494
Entertainment Software - 0.6%		
The9, ADR*	36,800	831
Total Entertainment Software		831
E-Services/Consulting - 0.5%		
Sapient*	115,300	740
Total E-Services/Consulting		740
Finance-Investment Banker/Broker - 0.7%		
Knight Capital Group, Cl A*	56,605	1,018

Total Finance-Investment Banker/Broker		1,018
Footwear & Related Apparel - 1.9%		
Deckers Outdoor*	12,266	1,707
Skechers U.S.A., Cl A*	52,288	1,033
Total Footwear & Related Apparel		2,740
Hazardous Waste Disposal - 0.9%		
Clean Harbors*	18,860	1,340
Total Hazardous Waste Disposal		1,340
Industrial Automation/Robot - 0.6%		
Cognex	34,700	800
Total Industrial Automation/Robot		800
Insurance Brokers - 0.3%		
eHealth*	25,595	452
Total Insurance Brokers		452
Internet Application Software - 1.5%		
eResearchTechnology*	60,995	1,064
Vocus*	33,237	1,069
Total Internet Application Software		2,133
Internet Content-Entertainment - 1.2%		
Perfect World, ADR*	37,730	943
Shanda Interactive Entertainment ADR*	30,753	835
Total Internet Content-Entertainment		1,778
Internet Content-Information/News - 0.2%		
LoopNet*	23,140	261
Total Internet Content-Information/News		261
Intimate Apparel - 0.9%		
Warnaco Group*	31,047	1,368
Total Intimate Apparel		1,368
Investment Management/Advisory Services - 0.4%		
Affiliated Managers Group*	5,933	534
Total Investment Management/Advisory Services		534
Lasers-System/Components - 0.8%		
II-VI*	33,039	1,154
Total Lasers-System/Components		1,154
Leisure & Recreational Products - 0.6%		
WMS Industries*	27,270	812
Total Leisure & Recreational Products		812
Machinery-Construction & Mining - 0.8%		
Bucyrus International	15,061	1,100
Total Machinery-Construction & Mining		1,100
Machinery-Farm - 0.5%		
Lindsay	8,700	739
Total Machinery-Farm		739
Machinery-General Industry - 0.7%		
Gardner Denver*	17,630	1,001
Total Machinery-General Industry		1,001
Marine Services - 0.5%		
Aegean Marine Petroleum Network	18,605	757
Total Marine Services		757
Medical Instruments - 2.2%		
Arthrocare*	18,824	768
Conceptus*	87,811	1,624
NuVasive*	16,113	720
Total Medical Instruments		3,112
Medical Labs & Testing Services - 1.4%		
Icon ADR*	26,538	2,004
Total Medical Labs & Testing Services		2,004
Medical Laser Systems - 0.6%		
Cynosure, Cl A*	44,344	879
Total Medical Laser Systems		879
Medical Products - 1.0%		
Zoll Medical*	44,913	1,512
Total Medical Products		1,512
Medical-Biomedical/Genetic - 3.1%		
Alexion Pharmaceuticals*	14,712	1,067
American Oriental Bioengineering*	87,235	861
Illumina*	13,876	1,209

Martek Biosciences*	32,110	1,082
Sequenom*	19,915	318
Total Medical-Biomedical/Genetic		4,537
Medical-Drugs - 1.3%		
Cubist Pharmaceuticals*	48,808	872
Sciele Pharma*	50,932	986
Total Medical-Drugs		1,858
Medical-Generic Drugs - 0.3%		
Perrigo	14,485	460
Total Medical-Generic Drugs		460
Medical-Nursing Homes - 0.5%		
Sun Healthcare Group*	54,839	734
Total Medical-Nursing Homes		734
Medical-Outpatient/Home Medical - 0.9%		
Amedisys*	24,449	1,233
Total Medical-Outpatient/Home Medical		1,233
Metal Processors & Fabricators - 1.4%		
Circor International	18,000	882
Worthington Industries	54,100	1,109
Total Metal Processors & Fabricators		1,991
Motion Pictures & Services - 0.7%		
DreamWorks Animation SKG, Cl A*	31,519	940
Total Motion Pictures & Services		940
Networking Products - 1.7%		
Atheros Communications*	27,987	840
Infinera*	71,370	629
Starent Networks*	20,876	263
Switch & Data Facilities*	44,973	764
Total Networking Products		2,496
Oil & Gas Drilling - 1.9%		
Grey Wolf*	136,400	1,232
Hercules Offshore*	18,801	715
Patterson-UTI Energy	19,836	715
Total Oil & Gas Drilling		2,662
Oil Companies-Exploration & Production - 5.9%		
Arena Resources*	9,911	523
BPZ Resources*	20,654	607
Cano Petroleum*	36,927	293
Carrizo Oil & Gas*	27,290	1,858
GMX Resources*	11,276	836
Parallel Petroleum*	116,094	2,337
Penn Virginia	6,260	472
Petroleum Development*	12,730	846
Rex Energy*	25,622	676
Total Oil Companies-Exploration & Production		8,448
Oil Field Machinery & Equipment - 3.1%		
Dril-Quip*	6,361	401
NATCO Group, Cl A*	20,050	1,093
T-3 Energy Services*	37,332	2,967
Total Oil Field Machinery & Equipment		4,461
Patient Monitoring Equipment - 0.6%		
Mindray Medical International ADR	25,005	933
Total Patient Monitoring Equipment		933
Physical Therapy/Rehabilitation Centers - 2.7%		
Psychiatric Solutions*	100,904	3,818
Total Physical Therapy/Rehabilitation Centers		3,818
Printing-Commercial - 1.1%		
VistaPrint*	57,908	1,550
Total Printing-Commercial		1,550
Property/Casualty Insurance - 0.7%		
Tower Group	49,322	1,045
Total Property/Casualty Insurance		1,045
Publishing-Newspapers - 0.3%		
Dolan Media*	25,475	464
Total Publishing-Newspapers		464
Research & Development - 1.3%		
Parexel International*	73,041	1,922

Total Research & Development		1,922
Respiratory Products - 0.2%		
Resmed*	8,637	309
Total Respiratory Products		309
Retail-Apparel/Shoe - 1.8%		
Aeropostale*	49,902	1,563
Gymboree*	25,221	1,011
Total Retail-Apparel/Shoe		2,574
Retail-Discount - 0.9%		
Big Lots*	43,670	1,364
Total Retail-Discount		1,364
Retail-Drug Store - 0.7%		
Longs Drug Stores	23,119	974
Total Retail-Drug Store		974
Retail-Pawn Shops - 0.7%		
Ezcorp, Cl A*	83,187	1,061
Total Retail-Pawn Shops		1,061
Retail-Restaurants - 0.3%		
Red Robin Gourmet Burgers*	13,916	386
Total Retail-Restaurants		386
Schools - 2.9%		
American Public Education*	21,057	822
Capella Education*	38,443	2,293
Strayer Education	5,338	1,116
Total Schools		4,231
Seismic Data Collection - 0.6%		
Dawson Geophysical*	14,831	882
Total Seismic Data Collection		882
Semiconductor Components-Integrated Circuits - 0.7%		
Anadigics*	64,528	636
Techwell*	33,993	419
Total Semiconductor Components-Integrated Circuits		1,055
Semiconductor Equipment - 0.3%		
Teradyne*	44,859	497
Total Semiconductor Equipment		497
Telecommunications Equipment - 0.8%		
Comtech Telecommunications*	22,606	1,108
Total Telecommunications Equipment		1,108
Telecommunications Equipment-Fiber Optics - 0.3%		
IPG Photonics*	20,831	392
Total Telecommunications Equipment-Fiber Optics		392
Therapeutics - 1.8%		
BioMarin Pharmaceuticals*	26,156	758
United Therapeutics*	19,102	1,867
Total Therapeutics		2,625
Transactional Software - 1.6%		
Innerworkings*	70,134	839
Solera Holdings*	52,254	1,445
Total Transactional Software		2,284
Transport-Rail - 0.5%		
Genesee & Wyoming, Cl A*	22,025	749
Total Transport-Rail		749
Transport-Services - 0.8%		
HUB Group, Cl A*	32,371	1,105
Total Transport-Services		1,105
Web Hosting/Design - 0.9%		
Equinix*	14,089	1,257
Total Web Hosting/Design		1,257
Web Portals/ISP - 0.9%		
Sohu.com*	18,352	1,293
Total Web Portals/ISP		1,293
Wire & Cable Products - 2.2%		
Belden	52,089	1,765
Fushi Copperweld*	13,617	323
General Cable*	18,617	1,133
Total Wire & Cable Products		3,221
Wireless Equipment - 0.6%		

Sierra Wireless*	59,442	868
Total Wireless Equipment		868
Total Common Stock (Cost $133,068)		**137,950**
Investment Company - 1.5%		
Growth-Small Cap - 1.5%		
iShares Russell 2000 Growth Index Fund	27,592	2,101
Total Growth-Small Cap		2,101
Total Investment Company (Cost $2,071)		**2,101**
Money Market Fund - 2.2%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	3,195,784	3,196
Total Money Market Fund (Cost $3,196)		**3,196**
Total Investments - 99.2% (Cost $138,335)†		**143,247**
Other Assets and Liabilities, Net - 0.8%		**1,162**
Total Net Assets - 100.0%	$	**144,409**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

ADR - American Depositary Receipt
Cl - Class
ISP - Internet Service Provider
R&D - Research and Development

Cost figures are shown with "000's" omitted.

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $138,335 (000), and the unrealized appreciation and depreciation were
  $16,685 (000) and $(11,773) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 143,247
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 143,247

Old Mutual Discover Value Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 98.0%		
Advanced Materials/Products - 0.8%		
Hexcel*	13,450	$ 260
Total Advanced Materials/Products		260
Advertising Services - 0.6%		
inVentiv Health*	7,000	195
Total Advertising Services		195
Aerospace/Defense - 0.8%		
Cubic	11,210	250
Total Aerospace/Defense		250
Aerospace/Defense-Equipment - 0.8%		
B/E Aerospace*	8,500	198
Triumph Group	1,600	75
Total Aerospace/Defense-Equipment		273
Agricultural Chemicals - 0.6%		
Terra Industries	4,050	200
Total Agricultural Chemicals		200
Agricultural Operations - 0.3%		
Andersons	2,400	98
Total Agricultural Operations		98
Apparel Manufacturers - 0.4%		
Columbia Sportswear	3,950	145
Total Apparel Manufacturers		145
Auto/Truck Parts & Equipment-Original - 0.0%		
Superior Industries International	350	6
Tenneco*	615	8
Total Auto/Truck Parts & Equipment-Original		14
Auto/Truck Parts & Equipment-Replacement - 0.0%		
ATC Technology*	400	9
Total Auto/Truck Parts & Equipment-Replacement		9
Batteries/Battery Systems - 0.9%		
EnerSys*	8,500	291
Greatbatch*	800	14
Total Batteries/Battery Systems		305
Building & Construction Products-Miscellaneous - 0.3%		
Armstrong World Industries	3,100	90
Interline Brands*	1,200	19
Total Building & Construction Products-Miscellaneous		109
Building Products - Wood - 0.7%		
Universal Forest Products	7,570	227
Total Building Products - Wood		227
Building Products-Air/Heating - 0.6%		
AAON	9,950	192
Total Building Products-Air/Heating		192
Building Products-Cement/Aggregate - 1.6%		
Eagle Materials	8,400	213
Texas Industries	5,700	320
Total Building Products-Cement/Aggregate		533
Building Products-Doors & Windows - 0.0%		
Apogee Enterprises	410	7
Total Building Products-Doors & Windows		7
Building-Maintenance & Service - 0.8%		
ABM Industries	3,500	78
Integrated Electrical Services*	10,500	181
Total Building-Maintenance & Service		259
Chemicals-Diversified - 0.2%		
Olin	3,000	79
Total Chemicals-Diversified		79

Chemicals-Specialty - 1.3%

Ferro	13,580	255
HB Fuller	3,500	79
Hercules	4,600	78
Total Chemicals-Specialty		412

Circuit Boards - 0.1%

TTM Technologies*	1,200	16
Total Circuit Boards		16

Coatings/Paint - 0.1%

Kronos Worldwide	2,700	41
Total Coatings/Paint		41

Commercial Banks-Central US - 0.9%

Heartland Financial USA	4,100	74
Independent Bank	19,200	77
MB Financial	6,400	144
Total Commercial Banks-Central US		295

Commercial Banks-Eastern US - 0.2%

Provident Bankshares	12,300	78
Total Commercial Banks-Eastern US		78

Commercial Banks-Southern US - 0.3%

Santander BanCorp	7,700	82
Total Commercial Banks-Southern US		82

Commercial Banks-Western US - 1.7%

Capital Corp of the West	4,600	17
Guaranty Bancorp*	36,000	130
Imperial Capital Bancorp	16,450	94
Preferred Bank/Los Angeles CA	13,000	67
Sterling Financial	25,200	104
UCBH Holdings	34,900	78
West Coast Bancorp	8,800	76
Total Commercial Banks-Western US		566

Commercial Services - 0.7%

PHH*	5,800	89
Steiner Leisure*	4,900	139
Total Commercial Services		228

Commercial Services-Finance - 1.7%

Advance America Cash Advance Centers	15,700	80
Deluxe	12,690	226
Dollar Financial*	5,400	82
QC Holdings	2,300	18
Wright Express*	6,500	161
Total Commercial Services-Finance		567

Computer Aided Design - 0.6%

Parametric Technology*	11,350	189
Total Computer Aided Design		189

Computers-Memory Devices - 1.1%

Imation	7,900	181
Xyratex*	10,300	171
Total Computers-Memory Devices		352

Consulting Services - 1.8%

FTI Consulting*	3,300	226
Huron Consulting Group*	3,600	163
Watson Wyatt Worldwide, Cl A	3,800	201
Total Consulting Services		590

Consumer Products-Miscellaneous - 1.0%

American Greetings, Cl A	17,280	213
Blyth	7,300	88
CSS Industries	400	10
Helen of Troy*	800	13
Total Consumer Products-Miscellaneous		324

Dental Supplies & Equipment - 0.5%

Sirona Dental Systems*	5,700	148
Total Dental Supplies & Equipment		148

Diagnostic Equipment - 0.1%

Affymetrix*	4,400	45
Total Diagnostic Equipment		45
Diagnostic Kits - 0.8%		
Inverness Medical Innovations*	7,650	254
Total Diagnostic Kits		254
Distribution/Wholesale - 2.2%		
Core-Mark Holding*	345	9
Owens & Minor	1,150	53
Scansource*	8,790	235
United Stationers*	5,905	218
Watsco	5,300	221
Total Distribution/Wholesale		736
Diversified Manufacturing Operations - 2.1%		
Acuity Brands	5,340	257
AO Smith	7,700	253
Barnes Group	3,100	72
Federal Signal	8,855	106
Total Diversified Manufacturing Operations		688
Diversified Operations - 0.2%		
Compass Diversified Holdings	6,500	74
Total Diversified Operations		74
Diversified Operations/Commercial Services - 0.2%		
Viad	2,900	75
Total Diversified Operations/Commercial Services		75
Electric-Integrated - 0.8%		
Otter Tail	6,400	249
Westar Energy	1,200	26
Total Electric-Integrated		275
Electric-Transmission - 0.2%		
ITC Holdings	1,500	77
Total Electric-Transmission		77
Electronic Components-Miscellaneous - 1.0%		
Benchmark Electronics*	13,915	227
Stoneridge*	730	12
Technitrol	4,600	78
Total Electronic Components-Miscellaneous		317
Electronic Components-Semiconductors - 0.8%		
Microsemi*	10,000	252
Omnivision Technologies*	780	9
Total Electronic Components-Semiconductors		261
Electronic Connectors - 0.3%		
Thomas & Betts*	2,300	87
Total Electronic Connectors		87
E-Marketing/Information - 0.5%		
Valueclick*	10,200	155
Total E-Marketing/Information		155
Energy-Alternate Sources - 0.3%		
Aventine Renewable Energy Holdings*	18,400	81
Total Energy-Alternate Sources		81
Engineering/R&D Services - 0.8%		
EMCOR Group*	9,415	268
Total Engineering/R&D Services		268
Enterprise Software/Services - 1.5%		
Informatica*	15,300	230
SYNNEX*	10,550	264
Total Enterprise Software/Services		494
Environmental Consulting & Engineering - 0.8%		
Tetra Tech*	11,100	251
Total Environmental Consulting & Engineering		251
Fiduciary Banks - 0.2%		
Boston Private Financial Holdings	13,000	74
Total Fiduciary Banks		74
Filtration/Separation Products - 0.9%		
Clarcor	8,800	309

Total Filtration/Separation Products		309
Finance-Consumer Loans - 0.5%		
Encore Capital Group*	8,800	78
Ocwen Financial*	15,300	71
Total Finance-Consumer Loans		149
Finance-Investment Banker/Broker - 0.9%		
KBW*	3,000	62
Knight Capital Group, Cl A*	5,705	103
Piper Jaffray*	2,500	73
Stifel Financial*	1,950	67
Total Finance-Investment Banker/Broker		305
Finance-Other Services - 0.5%		
BGC Partners, Cl A*	10,700	81
GFI Group	9,200	83
Total Finance-Other Services		164
Food-Miscellaneous/Diversified - 1.8%		
Chiquita Brands International*	10,000	152
Lancaster Colony	2,500	76
Seaboard	165	256
Smart Balance*	15,900	114
Total Food-Miscellaneous/Diversified		598
Food-Retail - 0.8%		
Great Atlantic & Pacific Tea*	8,350	191
Weis Markets	2,400	78
Total Food-Retail		269
Food-Wholesale/Distribution - 1.5%		
Fresh Del Monte Produce*	13,385	315
Nash Finch	4,440	152
United Natural Foods*	800	16
Total Food-Wholesale/Distribution		483
Footwear & Related Apparel - 0.1%		
Skechers U.S.A., Cl A*	300	6
Timberland, Cl A*	800	13
Total Footwear & Related Apparel		19
Gas-Distribution - 0.5%		
Piedmont Natural Gas	300	8
South Jersey Industries	4,100	153
Total Gas-Distribution		161
Golf - 0.0%		
Callaway Golf	745	9
Total Golf		9
Hazardous Waste Disposal - 0.5%		
EnergySolutions	7,400	165
Total Hazardous Waste Disposal		165
Home Furnishings - 0.3%		
Ethan Allen Interiors	4,490	110
Total Home Furnishings		110
Hotels & Motels - 0.5%		
Gaylord Entertainment*	6,200	149
Total Hotels & Motels		149
Human Resources - 2.2%		
CDI	9,630	245
Kelly Services, Cl A	12,060	233
MPS Group*	21,505	229
Total Human Resources		707
Identification Systems/Devices - 0.2%		
Checkpoint Systems*	3,800	79
Total Identification Systems/Devices		79
Industrial Automation/Robot - 0.9%		
Intermec*	13,400	282
Total Industrial Automation/Robot		282
Internet Application Software - 0.6%		
Interwoven*	15,800	190
Total Internet Application Software		190

Internet Connective Services - 0.2%		
Internap Network Services*	15,100	71
Total Internet Connective Services		71
Internet Infrastructure Equipments - 0.2%		
Avocent*	4,200	78
Total Internet Infrastructure Equipments		78
Intimate Apparel - 0.8%		
Warnaco Group*	5,780	255
Total Intimate Apparel		255
Investment Companies - 0.3%		
TICC Capital	14,600	80
Total Investment Companies		80
Investment Management/Advisory Services - 0.2%		
National Financial Partners	3,800	75
Total Investment Management/Advisory Services		75
Lasers-Systems/Components - 0.2%		
Cymer*	2,900	78
Total Lasers-Systems/Components		78
Life/Health Insurance - 1.1%		
American Equity Investment Life Holding	16,900	138
Delphi Financial Group, Cl A	3,100	72
Independence Holding	1,500	15
Phoenix	9,200	70
Universal American*	7,300	75
Total Life/Health Insurance		370
Machinery-Construction & Mining - 0.1%		
Astec Industries*	500	16
Total Machinery-Construction & Mining		16
Machinery-Electrical - 1.4%		
Baldor Electric	6,550	229
Franklin Electric	6,000	233
Total Machinery-Electrical		462
Machinery-General Industry - 1.6%		
Albany International, Cl A	2,600	75
Altra Holdings*	13,700	230
Applied Industrial Technologies	9,390	227
Total Machinery-General Industry		532
Medical Instruments - 0.2%		
ev3*	6,400	60
Total Medical Instruments		60
Medical Products - 2.0%		
Invacare	13,520	276
PSS World Medical*	14,350	234
Vital Signs	2,800	159
Total Medical Products		669
Medical Sterilization Product - 0.4%		
STERIS	4,400	126
Total Medical Sterilization Product		126
Medical-Biomedical/Genetic - 0.8%		
Integra LifeSciences Holdings*	5,600	249
Total Medical-Biomedical/Genetic		249
Medical-Nursing Homes - 1.2%		
Assisted Living Concepts, Cl A*	6,200	34
Kindred Healthcare*	4,650	134
Odyssey HealthCare*	23,760	231
Total Medical-Nursing Homes		399
Medical-Outpatient/Home Medical - 0.2%		
Apria Healthcare Group*	3,500	68
Total Medical-Outpatient/Home Medical		68
Metal Processors & Fabricators - 3.5%		
Circor International	5,600	274
Haynes International*	4,500	259
Ladish*	6,400	132
Mueller Industries	7,660	247

Worthington Industries	11,930	244
Total Metal Processors & Fabricators		1,156
Metal Products-Distribution - 0.3%		
AM Castle	3,400	97
Total Metal Products-Distribution		97
Miscellaneous Manufacturing - 0.1%		
NL Industries	5,000	48
Total Miscellaneous Manufacturing		48
Multi-line Insurance - 0.2%		
Horace Mann Educators	5,000	70
Total Multi-line Insurance		70
Networking Products - 1.6%		
Anixter International*	4,800	286
Black Box	8,830	240
Total Networking Products		526
Non-Ferrous Metals - 0.4%		
RTI International Metals*	3,600	128
Total Non-Ferrous Metals		128
Office Automation & Equipment - 0.7%		
IKON Office Solutions	21,750	245
Total Office Automation & Equipment		245
Office Furnishings-Original - 0.2%		
Interface, Cl A	5,800	73
Total Office Furnishings-Original		73
Office Supplies & Forms - 0.7%		
ACCO Brands*	19,930	224
Total Office Supplies & Forms		224
Oil & Gas Drilling - 0.7%		
Atlas America	5,475	247
Total Oil & Gas Drilling		247
Oil Companies-Exploration & Production - 3.8%		
Arena Resources*	1,100	58
Cabot Oil & Gas	4,200	284
Carrizo Oil & Gas*	900	61
Forest Oil*	2,750	205
Meridian Resource*	29,500	87
PetroHawk Energy*	10,600	491
Stone Energy*	1,200	79
Total Oil Companies-Exploration & Production		1,265
Oil Companies-Integrated - 0.0%		
Delek US Holdings	800	7
Total Oil Companies-Integrated		7
Oil Refining & Marketing - 0.2%		
Alon USA Energy	6,500	78
Total Oil Refining & Marketing		78
Oil-Field Services - 5.2%		
Cal Dive International*	12,900	184
Matrix Service*	12,100	279
North American Energy Partners*	14,700	319
Oceaneering International*	3,800	293
Superior Energy Services*	4,300	237
Tetra Technologies*	3,700	88
Willbros Group*	7,300	320
Total Oil-Field Services		1,720
Physical Practice Management - 0.2%		
Pediatrix Medical Group*	1,200	59
Total Physical Practice Management		59
Poultry - 1.1%		
Pilgrim's Pride	11,280	147
Sanderson Farms	5,900	204
Total Poultry		351
Private Corrections - 0.5%		
Geo Group*	7,800	176
Total Private Corrections		176

Property/Casualty Insurance - 1.0%

Harleysville Group	300	10
Infinity Property & Casualty	5,760	239
ProAssurance*	200	10
Safety Insurance Group	2,100	75
State Auto Financial	400	10
Total Property/Casualty Insurance		344

Publishing-Books - 0.3%

Courier	4,750	95
Total Publishing-Books		95

Recreational Vehicles - 0.7%

Polaris Industries	5,900	238
Total Recreational Vehicles		238

Reinsurance - 0.6%

Aspen Insurance Holdings	3,500	83
Flagstone Reinsurance Holdings	800	9
IPC Holdings	300	8
Max Capital Group	400	9
Montpelier Re Holdings	800	12
Odyssey Re Holdings	2,200	78
Platinum Underwriters Holdings	300	10
Total Reinsurance		209

REITs-Health Care - 0.0%

Nationwide Health Properties	300	9
Total REITs-Health Care		9

REITs-Office Property - 0.0%

Alexandria Real Estate Equities	100	10
Total REITs-Office Property		10

Rental Auto/Equipment - 0.8%

Rent-A-Center*	12,270	252
Total Rental Auto/Equipment		252

Retail-Apparel/Shoe - 1.6%

Aeropostale*	4,700	147
AnnTaylor Stores*	6,100	146
Cato, Cl A	1,200	17
Dress Barn*	8,000	107
Phillips-Van Heusen	3,300	121
Total Retail-Apparel/Shoe		538

Retail-Automobile - 0.7%

Sonic Automotive, Cl A	16,850	217
Total Retail-Automobile		217

Retail-Discount - 0.0%

Fred's, Cl A	800	9
Total Retail-Discount		9

Retail-Drug Store - 0.8%

Longs Drug Stores	5,930	250
Total Retail-Drug Store		250

Retail-Gardening Products - 0.3%

Tractor Supply*	2,800	81
Total Retail-Gardening Products		81

Retail-Hair Salons - 0.7%

Regis	8,835	233
Total Retail-Hair Salons		233

Retail-Home Furnishings - 0.1%

Haverty Furniture	1,890	19
Total Retail-Home Furnishings		19

Retail-Jewelry - 0.5%

Movado Group	7,450	148
Zale*	370	7
Total Retail-Jewelry		155

Retail-Pawn Shops - 0.2%

First Cash Financial Services*	5,000	75
Total Retail-Pawn Shops		75

Retail-Petroleum Products - 0.7%

World Fuel Services	10,950	240
Total Retail-Petroleum Products		240
Retail-Restaurants - 0.8%		
California Pizza Kitchen*	4,200	47
Panera Bread, Cl A*	3,000	139
Ruby Tuesday	13,100	71
Total Retail-Restaurants		257
Retail-Sporting Goods - 0.2%		
Cabela's*	6,900	76
Total Retail-Sporting Goods		76
Retirement/Aged Care - 0.4%		
Emeritus*	7,900	115
Total Retirement/Aged Care		115
S&L/Thrifts-Central US - 0.5%		
Flagstar Bancorp	26,500	80
TierOne	16,500	76
Total S&L/Thrifts-Central US		156
S&L/Thrifts-Eastern US - 1.9%		
Brookline Bancorp	7,950	76
Dime Community Bancshares	8,800	145
NewAlliance Bancshares	13,550	169
Provident New York Bancorp	19,750	218
Total S&L/Thrifts-Eastern US		608
Semiconductor Components-Integrated Circuits - 0.7%		
Cirrus Logic*	14,700	82
Cypress Semiconductor*	6,500	161
Total Semiconductor Components-Integrated Circuits		243
Semiconductor Equipment - 0.1%		
Formfactor*	2,200	41
Total Semiconductor Equipment		41
Steel-Producers - 0.8%		
Schnitzer Steel Industries, Cl A	2,380	273
Total Steel-Producers		273
Steel-Specialty - 0.7%		
Universal Stainless & Alloy*	6,400	237
Total Steel-Specialty		237
Telecommunications Equipment - 1.0%		
Comtech Telecommunications*	5,000	245
Plantronics	3,500	78
Total Telecommunications Equipment		323
Telecommunications Services - 0.2%		
MasTec*	4,800	51
Total Telecommunications Services		51
Television - 0.2%		
Belo, Cl A	10,400	76
Total Television		76
Transport-Equipment & Leasing - 1.0%		
Amerco*	1,600	76
Greenbrier	11,600	235
Total Transport-Equipment & Leasing		311
Transport-Services - 0.0%		
Pacer International	520	11
Total Transport-Services		11
Transport-Truck - 1.2%		
Arkansas Best	220	8
Forward Air	4,450	154
Landstar System	4,300	237
Total Transport-Truck		399
Vitamins & Nutrition Products - 0.3%		
NBTY*	2,900	93
Total Vitamins & Nutrition Products		93
Water - 0.4%		
Consolidated Water	6,450	128
Total Water		128

Web Portals/ISP - 1.4%		
Earthlink*	29,330	254
United Online	21,500	215
Total Web Portals/ISP		469
Total Common Stock (Cost $32,892)		**32,302**
Money Market Fund - 4.5%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	1,470,674	1,471
Total Money Market Fund (Cost $1,471)		**1,471**
Total Investments - 102.5% (Cost $34,363)†		**33,773**
Other Assets and Liabilities, Net - (2.5)%		**(816)**
Total Net Assets - 100.0%		**$ 32,957**

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.
* Non-income producing security
Cl - Class
ISP - Internet Service Provider
R&D - Research and Development
REITs - Real Estate Investment Trusts
S&L - Savings and Loan

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $34,363 (000), and the unrealized appreciation and depreciation were $2,980 (000) and $(3,570) (000), respectively.

Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 33,773
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 33,773

Old Mutual Focused Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stocks - 95.2%		
Applications Software - 4.6%		
Microsoft	164,612	$ 4,528
Total Applications Software		4,528
Brewery - 4.7%		
Anheuser-Busch	74,660	4,638
Total Brewery		4,638
Cable TV - 3.9%		
Comcast, Special Cl A*	202,753	3,804
Total Cable TV		3,804
Chemicals-Diversified - 4.8%		
E.I. du Pont de Nemours	110,035	4,719
Total Chemicals-Diversified		4,719
Computers - 2.5%		
Dell*	113,970	2,494
Total Computers		2,494
Computers-Memory Devices - 3.3%		
EMC*	219,710	3,228
Total Computers-Memory Devices		3,228
Diversified Manufacturing Operations - 6.5%		
3M	25,222	1,755
General Electric	172,521	4,605
Total Diversified Manufacturing Operations		6,360
Fiduciary Banks - 2.5%		
State Street	38,460	2,461
Total Fiduciary Banks		2,461
Finance-Investment Banker/Broker - 0.9%		
Morgan Stanley	25,694	927
Total Finance-Investment Banker/Broker		927
Food-Miscellaneous/Diversified - 4.1%		
Kraft Foods, Cl A	143,284	4,076
Total Food-Miscellaneous/Diversified		4,076
Investment Management/Advisory Services - 2.5%		
Franklin Resources	26,500	2,429
Total Investment Management/Advisory Services		2,429
Medical Instruments - 4.9%		
Medtronic	93,510	4,839
Total Medical Instruments		4,839
Medical Products - 3.4%		
Zimmer Holdings*	48,670	3,312
Total Medical Products		3,312
Medical-Drugs - 5.2%		
Pfizer	142,731	2,494
Schering-Plough	131,510	2,589
Total Medical-Drugs		5,083
Metal Processors & Fabricators - 2.9%		
Sterlite Industries ADR*	179,630	2,856
Total Metal Processors & Fabricators		2,856
Metal-Aluminum - 2.0%		
Alcoa	54,752	1,950
Total Metal-Aluminum		1,950
Multi-Line Insurance - 10.1%		
Allstate	98,953	4,511
American International Group	79,560	2,105
Hartford Financial Services Group	51,100	3,300
Total Multi-Line Insurance		9,916

Networking Products - 2.3%

Cisco Systems*	95,890	2,230
Total Networking Products		2,230

Non-Hazardous Waste Disposal - 4.3%

Waste Management	113,390	4,276
Total Non-Hazardous Waste Disposal		4,276

Pipelines - 4.9%

El Paso	223,395	4,857
Total Pipelines		4,857

Semiconductor Components-Integrated Circuits - 8.9%

Maxim Integrated Products	415,656	8,791
Total Semiconductor Components-Integrated Circuits		8,791

Telephone-Integrated - 3.0%

Verizon Communications	82,620	2,925
Total Telephone-Integrated		2,925

Wireless Equipment - 3.0%

Qualcomm	66,740	2,961
Total Wireless Equipment		2,961
Total Common Stocks (Cost $95,025)		**93,660**

Money Market Fund - 3.8%

Dreyfus Cash Management Fund,		
Institutional Class, 2.780% (A)	3,676,044	3,676
Total Money Market Fund (Cost $3,676)		**3,676**
Total Investments - 99.0% (Cost $98,701)†		**97,336**
Other Assets and Liabilities, Net - 1.0%		**1,027**
Total Net Assets - 100.0%	$	**98,363**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

ADR - American Depositary Receipt
Cl - Class

Cost figures are shown with the "000's" omitted

† At June 30, 2008, the approximate tax basis cost of the Fund's investment was $98,701 (000), and the unrealized appreciation and depreciation were $7,100 (000) and $(8,465) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 97,336
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 97,336

Old Mutual Growth Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 97.9%		
Agricultural Chemicals - 1.4%		
CF Industries Holdings	10,020	$ 1,531
Mosaic*	12,880	1,864
Syngenta ADR	50,800	3,287
Total Agricultural Chemicals		6,682
Apparel Manufacturers - 0.8%		
Coach*	74,520	2,152
Gildan Activewear*	64,150	1,660
Total Apparel Manufacturers		3,812
Applications Software - 0.8%		
Salesforce.com*	58,550	3,995
Total Applications Software		3,995
Auction House/Art Dealer - 0.7%		
Ritchie Bros Auctioneers	119,075	3,231
Total Auction House/Art Dealer		3,231
Auto-Medium & Heavy Duty Trucks - 0.2%		
Oshkosh	42,675	883
Total Auto-Medium & Heavy Duty Trucks		883
Beverages-Wine/Spirits - 1.2%		
Central European Distribution*	77,245	5,728
Total Beverages-Wine/Spirits		5,728
Brewery - 0.5%		
Molson Coors Brewing, Cl B	46,020	2,500
Total Brewery		2,500
Broadcast Services/Programming - 1.0%		
Discovery Holding, Cl A*	228,120	5,010
Total Broadcast Services/Programming		5,010
Building-Residential/Commercial - 0.2%		
Pulte Homes	95,690	921
Total Building-Residential/Commercial		921
Casino Hotels - 0.5%		
Wynn Resorts	29,420	2,393
Total Casino Hotels		2,393
Cellular Telecommunications - 0.7%		
Millicom International Cellular*	18,280	1,892
NII Holdings*	26,000	1,235
Total Cellular Telecommunications		3,127
Chemicals-Diversified - 1.9%		
Celanese, Ser A	49,940	2,280
FMC	88,025	6,817
Total Chemicals-Diversified		9,097
Coal - 2.2%		
Alpha Natural Resources*	17,540	1,829
Consol Energy	48,280	5,425
Foundation Coal Holdings	21,100	1,869
Walter Industries	13,340	1,451
Total Coal		10,574
Commercial Banks Non-US 0.4%		
HDFC Bank ADR	26,400	1,892
Total Commercial Banks Non-US		1,892
Commercial Services-Finance - 1.0%		
MasterCard, Cl A	7,670	2,037
Morningstar*	9,850	709
Wright Express*	79,600	1,974

Total Commercial Services-Finance		4,720
Computer Services - 1.4%		
Cognizant Technology Solutions, Cl A*	85,102	2,767
IHS, Cl A*	54,725	3,809
Total Computer Services		6,576
Computer Software - 0.8%		
Blackbaud	108,325	2,318
Omniture*	77,650	1,442
Total Computer Software		3,760
Computers-Integrated Systems - 0.5%		
Micros Systems*	71,175	2,170
Total Computers-Integrated Systems		2,170
Computers-Peripheral Equipment - 0.6%		
Logitech International*	101,300	2,715
Total Computers-Peripheral Equipment		2,715
Consumer Products-Miscellaneous - 0.4%		
Tupperware Brands	62,600	2,142
Total Consumer Products-Miscellaneous		2,142
Containers-Metal/Glass - 0.5%		
Owens-Illinois*	58,160	2,425
Total Containers-Metal/Glass		2,425
Cosmetics & Toiletries - 1.0%		
Alberto-Culver	107,610	2,827
Estee Lauder, Cl A	38,710	1,798
Total Cosmetics & Toiletries		4,625
Data Processing/Management - 0.4%		
Fiserv*	41,670	1,891
Total Data Processing/Management		1,891
Dental Supplies & Equipment - 0.4%		
Dentsply International	45,800	1,685
Total Dental Supplies & Equipment		1,685
Diagnostic Equipment - 0.3%		
Cepheid*	57,900	1,628
Total Diagnostic Equipment		1,628
Dialysis Centers - 0.4%		
DaVita*	35,350	1,878
Total Dialysis Centers		1,878
Disposable Medical Products - 0.3%		
C.R. Bard	15,630	1,375
Total Disposable Medical Products		1,375
Distribution/Wholesale - 0.8%		
LKQ*	205,375	3,711
Total Distribution/Wholesale		3,711
Diversified Financial Services - 0.3%		
IntercontinentalExchange*	11,810	1,346
Total Diversified Financial Services		1,346
Diversified Manufacturing Operations - 1.0%		
Harsco	37,000	2,013
SPX	19,990	2,633
Total Diversified Manufacturing Operations		4,646
E-Commerce/Products - 0.3%		
MercadoLibre*	35,360	1,220
Total E-Commerce/Products		1,220
E-Commerce/Services - 0.4%		
Priceline.com*	18,350	2,119
Total E-Commerce/Services		2,119
Electric Products-Miscellaneous - 0.6%		
Ametek	63,810	3,013
Total Electric Products-Miscellaneous		3,013
Electric-Integrated - 2.5%		
Entergy	19,125	2,304
Northeast Utilities	160,500	4,098

NorthWestern	44,600	1,134
PPL	29,800	1,558
Wisconsin Energy	65,625	2,968
Total Electric-Integrated		12,062
Electric-Transmission - 0.8%		
ITC Holdings	72,275	3,694
Total Electric-Transmission		3,694
Electronic Components-Semiconductors - 3.5%		
Altera	161,630	3,346
Broadcom, Cl A*	88,250	2,408
Cavium Networks*	71,652	1,505
Diodes*	69,475	1,920
Microchip Technology	88,825	2,713
NVIDIA*	156,250	2,925
PMC - Sierra*	269,060	2,058
Total Electronic Components-Semiconductors		16,875
Electronic Measuring Instruments - 0.8%		
Itron*	39,625	3,897
Total Electronic Measuring Instruments		3,897
Electronics-Military - 0.9%		
L-3 Communications Holdings	47,150	4,285
Total Electronics-Military		4,285
Energy-Alternate Sources - 0.9%		
Covanta Holding*	68,960	1,841
First Solar*	9,750	2,660
Total Energy-Alternate Sources		4,501
Engineering/R&D Services - 1.7%		
Fluor	21,080	3,923
McDermott International*	65,874	4,077
Total Engineering/R&D Services		8,000
Engines-Internal Combustion - 0.4%		
Cummins	27,750	1,818
Total Engines-Internal Combustion		1,818
Enterprise Software/Services - 0.6%		
Informatica*	59,710	898
Sybase*	60,375	1,776
Total Enterprise Software/Services		2,674
Entertainment Software - 0.8%		
Activision*	109,930	3,745
Total Entertainment Software		3,745
Fiduciary Banks - 0.5%		
Northern Trust	37,040	2,540
Total Fiduciary Banks		2,540
Finance-Investment Banker/Broker - 1.2%		
Interactive Brokers Group, Cl A*	63,440	2,038
TD Ameritrade Holding*	195,440	3,536
Total Finance-Investment Banker/Broker		5,574
Finance-Other Services - 0.4%		
CME Group	4,575	1,753
Total Finance-Other Services		1,753
Food-Baking - 0.8%		
Flowers Foods	143,300	4,061
Total Food-Baking		4,061
Gold Mining - 0.4%		
Agnico-Eagle Mines	28,380	2,111
Total Gold Mining		2,111
Hazardous Waste Disposal - 1.0%		
Stericycle*	91,220	4,716
Total Hazardous Waste Disposal		4,716
Independent Power Producer - 0.3%		
Dynegy, Cl A*	187,640	1,604
Total Independent Power Producer		1,604

Industrial Gases - 2.4%		
Air Products & Chemicals	34,260	3,387
Airgas	85,875	5,014
Praxair	32,825	3,093
Total Industrial Gases		11,494
Insurance Brokers - 0.4%		
AON	37,360	1,716
Total Insurance Brokers		1,716
Internet Content-Information/News - 0.3%		
Baidu.com ADR*	4,920	1,540
Total Internet Content-Information/News		1,540
Internet Infrastructure Software - 0.7%		
Akamai Technologies*	103,085	3,586
Total Internet Infrastructure Software		3,586
Internet Security - 1.3%		
McAfee*	91,610	3,117
VeriSign*	78,560	2,970
Total Internet Security		6,087
Intimate Apparel - 0.3%		
Warnaco Group*	37,320	1,645
Total Intimate Apparel		1,645
Investment Management/Advisory Services - 2.9%		
Affiliated Managers Group*	36,975	3,330
Blackrock	18,955	3,355
Eaton Vance	69,200	2,751
T Rowe Price Group	76,070	4,296
Total Investment Management/Advisory Services		13,732
Leisure & Recreational Products - 0.4%		
WMS Industries*	69,980	2,083
Total Leisure & Recreational Products		2,083
Machinery-Construction & Mining - 0.5%		
Joy Global	30,480	2,311
Total Machinery-Construction & Mining		2,311
Machinery-Farm - 0.5%		
AGCO*	43,070	2,257
Total Machinery-Farm		2,257
Machinery-Pumps - 0.7%		
Flowserve	25,110	3,433
Total Machinery-Pumps		3,433
Medical Instruments - 0.8%		
Intuitive Surgical*	11,540	3,109
Techne*	8,625	667
Total Medical Instruments		3,776
Medical Labs & Testing Services - 1.1%		
Covance*	33,120	2,849
Laboratory Corp of America Holdings*	36,400	2,535
Total Medical Labs & Testing Services		5,384
Medical Products - 1.1%		
Henry Schein*	45,390	2,341
West Pharmaceutical Services	65,500	2,835
Total Medical Products		5,176
Medical-Biomedical/Genetic - 1.2%		
Alexion Pharmaceuticals*	24,920	1,807
Charles River Laboratories*	33,550	2,145
Illumina*	22,280	1,941
Total Medical-Biomedical/Genetic		5,893
Medical-Drugs - 0.4%		
Allergan	34,870	1,815
Total Medical-Drugs		1,815
Metal-Iron - 0.5%		
Cleveland-Cliffs	18,920	2,255
Total Metal-Iron		2,255

Multi-Line Insurance - 1.0%		
Assurant	74,625	4,922
Total Multi-Line Insurance		4,922
Multimedia - 0.3%		
Factset Research Systems	23,650	1,333
Total Multimedia		1,333
Networking Products - 0.9%		
Atheros Communications*	74,320	2,230
Juniper Networks*	95,310	2,114
Total Networking Products		4,344
Office Furnishings-Original - 0.2%		
Interface, Cl A	76,625	960
Total Office Furnishings-Original		960
Oil & Gas Drilling - 1.8%		
Atlas America	72,062	3,246
Diamond Offshore Drilling	17,960	2,499
Nabors Industries*	60,410	2,974
Total Oil & Gas Drilling		8,719
Oil Companies-Exploration & Production - 6.5%		
Denbury Resources*	66,820	2,439
Equitable Resources	94,425	6,521
EXCO Resources*	48,860	1,803
Pioneer Natural Resources	30,180	2,362
Questar	29,210	2,075
Range Resources	49,010	3,212
Southwestern Energy*	153,665	7,316
Ultra Petroleum*	34,050	3,344
XTO Energy	34,043	2,332
Total Oil Companies-Exploration & Production		31,404
Oil Field Machinery & Equipment - 2.1%		
Cameron International*	48,940	2,709
FMC Technologies*	77,275	5,945
National Oilwell Varco*	14,590	1,294
Total Oil Field Machinery & Equipment		9,948
Oil-Field Services - 1.4%		
Core Laboratories*	28,800	4,100
Oil States International*	42,800	2,715
Total Oil-Field Services		6,815
Pharmacy Services - 1.1%		
Express Scripts*	86,120	5,401
Total Pharmacy Services		5,401
Physical Therapy/Rehabilitation Centers - 0.5%		
Psychiatric Solutions*	63,300	2,395
Total Physical Therapy/Rehabilitation Centers		2,395
Pipelines - 0.3%		
Enbridge	28,900	1,248
Total Pipelines		1,248
Printing-Commercial - 0.4%		
VistaPrint*	70,940	1,898
Total Printing-Commercial		1,898
Private Corrections - 0.8%		
Corrections Corp of America*	137,700	3,783
Total Private Corrections		3,783
Property/Casualty Insurance - 0.5%		
ProAssurance*	54,025	2,599
Total Property/Casualty Insurance		2,599
Quarrying - 1.0%		
Compass Minerals International	57,300	4,616
Total Quarrying		4,616
Racetracks - 0.4%		
Penn National Gaming*	55,000	1,768
Total Racetracks		1,768

Reinsurance - 0.6%		
Axis Capital Holdings	98,100	2,924
Total Reinsurance		2,924
REITs-Apartments - 0.5%		
Essex Property Trust	22,725	2,420
Total REITs-Apartments		2,420
REITs-Diversified - 0.5%		
Digital Realty Trust	63,300	2,590
Total REITs-Diversified		2,590
REITs-Mortgage - 0.7%		
Annaly Capital Management	231,550	3,591
Total REITs-Mortgage		3,591
REITs-Office Property - 0.5%		
Alexandria Real Estate Equities	25,875	2,519
Total REITs-Office Property		2,519
REITs-Storage - 0.4%		
Public Storage	21,870	1,767
Total REITs-Storage		1,767
Respiratory Products - 0.4%		
Resmed*	57,625	2,060
Total Respiratory Products		2,060
Retail-Apparel/Shoe - 1.8%		
Guess ?	81,330	3,046
Hanesbrands*	76,225	2,069
Lululemon Athletica*	45,340	1,318
Urban Outfitters*	66,310	2,068
Total Retail-Apparel/Shoe		8,501
Retail-Automobile - 0.2%		
Penske Auto Group	70,400	1,038
Total Retail-Automobile		1,038
Retail-Computer Equipment - 0.5%		
GameStop, Cl A*	60,450	2,442
Total Retail-Computer Equipment		2,442
Retail-Discount - 0.4%		
Big Lots*	62,040	1,938
Total Retail-Discount		1,938
Retail-Jewelry - 0.5%		
Tiffany	58,750	2,394
Total Retail-Jewelry		2,394
Retail-Restaurants - 0.6%		
Burger King Holdings	15,700	421
Darden Restaurants	75,130	2,400
Total Retail-Restaurants		2,821
Retail-Sporting Goods - 0.3%		
Dick's Sporting Goods*	83,725	1,485
Total Retail-Sporting Goods		1,485
S&L/Thrifts-Eastern US - 0.5%		
Hudson City Bancorp	136,700	2,280
Total S&L/Thrifts-Eastern US		2,280
Schools - 0.4%		
New Oriental Education & Technology Group ADR*	32,300	1,887
Total Schools		1,887
Semiconductor Components-Integrated Circuits - 0.8%		
Marvell Technology Group*	206,010	3,638
Total Semiconductor Components-Integrated Circuits		3,638
Semiconductor Equipment - 0.9%		
Lam Research*	48,610	1,757
Varian Semiconductor Equipment Associates*	80,445	2,801
Total Semiconductor Equipment		4,558
Soap & Cleaning Preparation - 0.7%		
Church & Dwight	63,595	3,584
Total Soap & Cleaning Preparation		3,584

Steel Pipe & Tube - 0.9%		
Valmont Industries	40,625	4,237
Total Steel Pipe & Tube		4,237
Steel-Producers - 1.0%		
Carpenter Technology	46,875	2,046
Steel Dynamics	71,380	2,789
Total Steel-Producers		4,835
Superconductor Production & Systems - 0.5%		
American Superconductor*	67,960	2,436
Total Superconductor Production & Systems		2,436
Telecommunications Equipment - 1.0%		
CommScope*	88,275	4,658
Total Telecommunications Equipment		4,658
Television - 0.4%		
Central European Media Enterprises, Cl A*	23,420	2,120
Total Television		2,120
Therapeutics - 1.2%		
BioMarin Pharmaceuticals*	139,905	4,054
United Therapeutics*	19,340	1,891
Total Therapeutics		5,945
Tools-Hand Held - 0.3%		
Snap-On	23,675	1,231
Total Tools-Hand Held		1,231
Transactional Software - 0.1%		
Solera Holdings*	15,975	442
Total Transactional Software		442
Transport-Services - 1.4%		
CH Robinson Worldwide	21,370	1,172
Expeditors International of Washington	90,145	3,876
Ryder System	22,770	1,568
Total Transport-Services		6,616
Veterinary Diagnostics - 0.7%		
VCA Antech*	121,475	3,375
Total Veterinary Diagnostics		3,375
Wire & Cable Products - 1.5%		
Belden	61,600	2,087
General Cable*	81,675	4,970
Total Wire & Cable Products		7,057
Wireless Equipment - 1.3%		
American Tower, Cl A*	53,850	2,275
Crown Castle International*	62,722	2,429
SBA Communications, Cl A*	46,600	1,678
Total Wireless Equipment		6,382
X-Ray Equipment - 0.3%		
Hologic*	57,944	1,263
Total X-Ray Equipment		1,263
Total Common Stock (Cost $393,996)		**468,770**
Money Market Fund - 2.6%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	12,497,111	12,497
Total Money Market Fund (Cost $12,497)		**12,497**
Total Investments - 100.5% (Cost $406,493)†		**481,267**
Other Assets and Liabilities, Net - (0.5)%		**(2,275)**
Total Net Assets - 100.0%	$	**478,992**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

ADR - American Depositary Receipt
Cl - Class
REITs - Real Estate Investment Trusts

R&D - Research and Development
S&L - Savings and Loan
Ser - Series

Cost figures are shown with "000's" omitted.

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $406,493 (000), and the unrealized appreciation and depreciation were
  $91,766 (000) and $(16,992) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 481,267
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 481,267

Old Mutual Heitman REIT Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 98.2%		
Real Estate Operation/Development - 2.0%		
Brookfield Properties	107,969	$ 1,921
Total Real Estate Operation/Development		1,921
REITs-Apartments - 14.4%		
American Campus Communities	49,916	1,390
AvalonBay Communities	50,962	4,544
Camden Property Trust	32,600	1,443
Equity Residential	80,324	3,074
Essex Property Trust	32,332	3,443
Total REITs-Apartments		13,894
REITs-Diversified - 9.6%		
Digital Realty Trust	63,716	2,607
DuPont Fabros Technology	37,200	693
PS Business Parks	7,100	366
Vornado Realty Trust	63,774	5,612
Total REITs-Diversified		9,278
REITs-Health Care - 9.5%		
HCP	50,705	1,613
Health Care	70,971	3,158
Nationwide Health Properties	56,330	1,774
Ventas	63,008	2,682
Total REITs-Health Care		9,227
REITs-Hotels - 6.1%		
DiamondRock Hospitality	130,661	1,423
Host Hotels & Resorts	259,780	3,546
LaSalle Hotel Properties	37,693	947
Total REITs-Hotels		5,916
REITs-Office Property - 14.6%		
Alexandria Real Estate Equities	31,100	3,027
BioMed Realty Trust	71,579	1,756
Boston Properties	50,979	4,599
Highwoods Properties	5,695	179
Mack-Cali Realty	54,000	1,845
SL Green Realty	33,399	2,763
Total REITs-Office Property		14,169
REITs-Regional Malls - 16.5%		
General Growth Properties	71,635	2,509
Macerich	42,490	2,640
Simon Property Group	98,000	8,809
Taubman Centers	41,270	2,008
Total REITs-Regional Malls		15,966
REITs-Shopping Centers - 12.3%		
Acadia Realty Trust	47,891	1,109
Federal Realty Investment Trust	32,664	2,254
Kimco Realty	90,557	3,126
Kite Realty Group Trust	47,217	590
Regency Centers	55,747	3,296
Tanger Factory Outlet Centers	43,540	1,564
Total REITs-Shopping Centers		11,939
REITs-Storage - 4.4%		
Public Storage	52,649	4,254
Total REITs-Storage		4,254

REITs-Warehouse/Industrial - 8.8%

AMB Property	71,194	3,587
Prologis	90,141	4,899
Total REITs-Warehouse/Industrial		8,486
Total Common Stock (Cost $82,911)		**95,050**
Money Market Fund - 1.8%		
Dreyfus Cash Management Fund,		
Institutional Class, 2.780% (A)	1,713,149	1,713
Total Money Market Fund (Cost $1,713)		**1,713**
Total Investments - 100.0% (Cost $84,624)†		**96,763**
Other Assets and Liabilities, Net - 0.0%		**7**
Total Net Assets - 100.0%	$	**96,770**

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

REITs - Real Estate Inestment Trusts
Cost figures are shown with the "000's" omitted

† At June 30, 2008, the approximate tax basis cost of the Fund's investment was $84,624 (000), and the unrealized appreciation and depreciation were $19,107 (000) and $(6,968) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

       Level 1 – quoted prices in active markets for identical securities
       Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
       Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 96,763
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 96,763

Old Mutual Large Cap Growth Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 97.7%		
Agricultural Chemicals - 4.2%		
Monsanto	56,250	$ 7,112
Total Agricultural Chemicals		7,112
Applications Software - 1.2%		
Microsoft	75,000	2,063
Total Applications Software		2,063
Beverages-Non-Alcoholic - 2.5%		
Coca-Cola	48,940	2,544
PepsiCo	26,945	1,713
Total Beverages-Non-Alcoholic		4,257
Beverages-Wine/Spirits - 1.0%		
Central European Distribution*	22,810	1,691
Total Beverages-Wine/Spirits		1,691
Brewery - 1.1%		
Cia de Bebidas das Americas, ADR	29,310	1,857
Total Brewery		1,857
Cellular Telecommunications - 1.1%		
Millicom International Cellular	17,240	1,784
Total Cellular Telecommunications		1,784
Commercial Services-Finance - 1.3%		
Visa, Cl A*	27,010	2,196
Total Commercial Services-Finance		2,196
Computers - 6.0%		
Apple*	32,700	5,475
Hewlett-Packard	40,930	1,810
International Business Machines	23,265	2,758
Total Computers		10,043
Consulting Services - 1.3%		
Accenture, Cl A	52,970	2,157
Total Consulting Services		2,157
Disposable Medical Products - 0.8%		
C.R. Bard	14,870	1,308
Total Disposable Medical Products		1,308
Diversified Financial Services - 1.0%		
IntercontinentalExchange*	14,440	1,646
Total Diversified Financial Services		1,646
Diversified Manufacturing Operations - 5.7%		
Danaher	25,900	2,002
Illinois Tool Works	47,700	2,266
SPX	17,790	2,344
Textron	35,980	1,725
Tyco International	28,810	1,154
Total Diversified Manufacturing Operations		9,491
E-Commerce/Services - 2.1%		
eBay*	62,570	1,710
Priceline.com*	16,000	1,847
Total E-Commerce/Services		3,557
Electronic Components-Semiconductors - 1.4%		
Intel	110,300	2,369
Total Electronic Components-Semiconductors		2,369

Energy-Alternate Sources - 1.7%		
First Solar*	10,460	2,854
Total Energy-Alternate Sources		2,854
Engineering/R&D Services - 4.2%		
ABB ADR*	63,585	1,801
Jacobs Engineering Group*	41,470	3,347
McDermott International*	31,305	1,937
Total Engineering/R&D Services		7,085
Engines-Internal Combustion - 1.0%		
Cummins	25,630	1,679
Total Engines-Internal Combustion		1,679
Fiduciary Banks - 1.0%		
State Street	25,580	1,637
Total Fiduciary Banks		1,637
Finance-Investment Banker/Broker - 2.9%		
Charles Schwab	119,370	2,452
Goldman Sachs Group	14,230	2,489
Total Finance-Investment Banker/Broker		4,941
Independent Power Producer - 1.3%		
Dynegy, Cl A*	260,150	2,224
Total Independent Power Producer		2,224
Industrial Gases - 1.3%		
Praxair	23,760	2,239
Total Industrial Gases		2,239
Instruments-Scientific - 1.1%		
Thermo Fisher Scientific*	31,450	1,753
Total Instruments-Scientific		1,753
Investment Management/Advisory Services - 3.5%		
Blackrock	9,880	1,749
T Rowe Price Group	71,815	4,055
Total Investment Management/Advisory Services		5,804
Machinery-Construction & Mining - 0.9%		
Terex*	28,085	1,443
Total Machinery-Construction & Mining		1,443
Machinery-Farm - 2.1%		
AGCO*	22,630	1,186
Deere	31,380	2,263
Total Machinery-Farm		3,449
Machinery-Pumps - 0.8%		
Flowserve	9,890	1,352
Total Machinery-Pumps		1,352
Medical Instruments - 1.4%		
Intuitive Surgical*	8,470	2,282
Total Medical Instruments		2,282
Medical Products - 4.4%		
Baxter International	52,870	3,381
Johnson & Johnson	34,105	2,194
Stryker	28,330	1,781
Total Medical Products		7,356
Medical-Biomedical/Genetic - 3.7%		
Genentech*	26,435	2,006
Gilead Sciences*	80,430	4,259
Total Medical-Biomedical/Genetic		6,265
Medical-Drugs - 1.4%		
Abbott Laboratories	44,800	2,373
Total Medical-Drugs		2,373
Networking Products - 3.4%		
Cisco Systems*	245,700	5,715

Total Networking Products		5,715
Oil Companies-Exploration & Production - 1.6%		
XTO Energy	39,002	2,672
Total Oil Companies-Exploration & Production		2,672
Oil Companies-Integrated - 3.6%		
Murphy Oil	26,160	2,565
Petroleo Brasileiro ADR	48,340	3,424
Total Oil Companies-Integrated		5,989
Oil Field Machinery & Equipment - 3.3%		
Cameron International*	42,610	2,359
National Oilwell Varco*	35,645	3,162
Total Oil Field Machinery & Equipment		5,521
Oil-Field Services - 3.5%		
Halliburton	111,700	5,928
Total Oil-Field Services		5,928
Pharmacy Services - 1.2%		
Express Scripts*	31,245	1,960
Total Pharmacy Services		1,960
Retail-Building Products - 0.8%		
Lowe's	63,980	1,328
Total Retail-Building Products		1,328
Retail-Computer Equipment - 1.4%		

GameStop, Cl A*	56,455	2,281
Total Retail-Computer Equipment		2,281
Retail-Drug Store - 2.0%		
CVS/Caremark	83,330	3,297
Total Retail-Drug Store		3,297
Retail-Jewelry - 1.2%		
Tiffany	49,670	2,024
Total Retail-Jewelry		2,024
Retail-Office Supplies - 0.7%		
Staples	49,680	1,180
Total Retail-Office Supplies		1,180
Retail-Restaurants - 0.8%		
McDonald's	22,215	1,249
Total Retail-Restaurants		1,249
Semiconductor Equipment - 1.3%		
Applied Materials	116,330	2,221
Total Semiconductor Equipment		2,221
Telecommunications Equipment-Fiber Optics - 2.9%		
Corning	212,970	4,909
Total Telecommunications Equipment-Fiber Optics		4,909
Telephone-Integrated - 1.2%		
China Netcom Group Hong Kong, ADR	36,200	1,976
Total Telephone-Integrated		1,976
Web Portals/ISP - 2.9%		
Google, Cl A*	9,330	4,911
Total Web Portals/ISP		4,911
Wireless Equipment - 2.5%		
Qualcomm	95,705	4,247
Total Wireless Equipment		4,247
Total Common Stock (Cost $148,002)		**163,675**
Money Market Fund - 1.5%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	2,566,370	2,566
Total Money Market Fund (Cost $2,566)		**2,566**
Total Investments - 99.2% (Cost $150,568)†		**166,241**
Other Assets and Liabilities, Net - 0.8%		**1,409**
Total Net Assets - 100.0%	$	**167,650**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

ADR - American Depositary Receipt
Cl - Class
ISP - Internet Service Provider
R&D - Research and Development

Cost figures are shown with "000's" omitted.

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $150,568 (000), and the unrealized appreciation and depreciation were $22,818 (000) and $(7,145) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

    Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 166,241
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 166,241

Old Mutual Mid-Cap Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 98.0%		
Aerospace/Defense-Equipment - 0.7%		
DRS Technologies	12,895	$ 1,015
Total Aerospace/Defense-Equipment		1,015
Applications Software - 4.6%		
Citrix Systems*	74,034	2,177
Intuit*	151,988	4,190
Total Applications Software		6,367
Auction House/Art Dealer - 0.3%		
Sotheby's	17,140	452
Total Auction House/Art Dealer		452
Commercial Services-Finance - 0.5%		
Paychex	22,295	697
Total Commercial Services-Finance		697
Computer Services - 0.4%		
DST Systems*	9,580	527
Total Computer Services		527
Consulting Services - 1.2%		
Corporate Executive Board	37,990	1,597
Total Consulting Services		1,597
Consumer Products-Miscellaneous - 1.1%		
Clorox	28,490	1,487
Total Consumer Products-Miscellaneous		1,487
Containers-Paper/Plastic - 4.0%		
Sealed Air	118,008	2,243
Sonoco Products	105,513	3,266
Total Containers-Paper/Plastic		5,509
Cruise Lines - 0.6%		
Royal Caribbean Cruises	39,310	883
Total Cruise Lines		883
Data Processing/Management - 1.3%		
Fiserv*	25,989	1,179
SEI Investments	25,790	607
Total Data Processing/Management		1,786
Diversified Manufacturing Operations - 1.7%		
Dover	28,645	1,386
Ingersoll-Rand, Cl A	25,159	942
Total Diversified Manufacturing Operations		2,328
Drug Delivery Systems - 0.9%		
Alkermes*	105,770	1,307
Total Drug Delivery Systems		1,307
E-Commerce/Services - 4.1%		
Expedia*	145,068	2,666
Liberty Media - Interactive, Cl A*	204,169	3,014
Total E-Commerce/Services		5,680
Electric-Integrated - 2.6%		
SCANA	11,780	436
Sierra Pacific Resources	148,050	1,882
TECO Energy	57,880	1,244
Total Electric-Integrated		3,562
Electronic Components-Miscellaneous - 1.2%		
Flextronics International*	171,630	1,613
Total Electronic Components-Miscellaneous		1,613
Electronic Components-Semiconductors - 2.9%		
Broadcom, Cl A*	56,785	1,550
DSP Group*	38,187	267

Fairchild Semiconductor International*	87,925	1,031
Semtech*	83,060	1,169
Total Electronic Components-Semiconductors		4,017
Engineering/R&D Services - 0.8%		
URS*	27,550	1,156
Total Engineering/R&D Services		1,156
Fiduciary Banks - 1.3%		
Wilmington Trust	66,284	1,753
Total Fiduciary Banks		1,753
Finance-Investment Banker/Broker - 3.5%		
Greenhill	19,979	1,076
Interactive Brokers Group, Cl A*	81,633	2,623
optionsXpress Holdings	52,380	1,170
Total Finance-Investment Banker/Broker		4,869
Finance-Other Services - 0.7%		
Asset Acceptance Capital	83,138	1,016
Total Finance-Other Services		1,016
Food-Meat Products - 0.6%		
Hormel Foods	25,803	893
Total Food-Meat Products		893
Food-Miscellaneous/Diversified - 0.9%		
ConAgra Foods	61,364	1,183
Total Food-Miscellaneous/Diversified		1,183
Gas-Distribution - 0.9%		
WGL Holdings	37,753	1,312
Total Gas-Distribution		1,312
Hotels & Motels - 1.5%		
Wyndham Worldwide	116,326	2,083
Total Hotels & Motels		2,083
Human Resources - 1.5%		
Hewitt Associates, Cl A*	55,941	2,144
Total Human Resources		2,144
Independent Power Producer - 2.9%		
Mirant*	49,903	1,954
Reliant Energy*	98,256	2,090
Total Independent Power Producer		4,044
Industrial Automation/Robot - 1.2%		
Cognex	71,798	1,655
Total Industrial Automation/Robot		1,655
Investment Companies - 1.0%		
KKR Financial Holdings	126,994	1,333
Total Investment Companies		1,333
Investment Management/Advisory Services - 1.8%		
Federated Investors, Cl B	70,452	2,425
Total Investment Management/Advisory Services		2,425
Linen Supply & Related Items - 1.4%		
Cintas	75,341	1,997
Total Linen Supply & Related Items		1,997
Medical Information Systems - 0.9%		
Cerner*	26,750	1,209
Total Medical Information Systems		1,209
Medical Labs & Testing Services - 1.1%		
Quest Diagnostics	31,556	1,530
Total Medical Labs & Testing Services		1,530
Medical-Biomedical/Genetic - 1.1%		
Invitrogen*	37,396	1,468
Total Medical-Biomedical/Genetic		1,468
Medical-Drugs - 3.2%		
Cephalon*	33,207	2,215
Forest Laboratories*	65,662	2,281
Total Medical-Drugs		4,496
Medical-Generic Drugs - 1.2%		
Barr Pharmaceuticals*	37,239	1,679
Total Medical-Generic Drugs		1,679

Medical-Outpatient/Home Medical - 1.6%		
Lincare Holdings*	80,298	2,280
Total Medical-Outpatient/Home Medical		2,280
Multimedia - 1.5%		
EW Scripps, Cl A	25,451	1,057
Liberty Media - Entertainment, Cl A*	40,010	970
Total Multimedia		2,027
Non-Hazardous Waste Disposal - 1.7%		
Allied Waste Industries*	189,505	2,392
Total Non-Hazardous Waste Disposal		2,392
Office Automation & Equipment - 1.8%		
Pitney Bowes	72,473	2,471
Total Office Automation & Equipment		2,471
Oil-Field Services - 3.9%		
BJ Services	50,033	1,598
Exterran Holdings*	33,368	2,386
Helix Energy Solutions Group*	34,315	1,429
Total Oil-Field Services		5,413
Paper & Related Products - 0.5%		
Smurfit-Stone Container*	159,404	649
Total Paper & Related Products		649
Pipelines - 4.7%		
El Paso	171,383	3,726
El Paso Pipeline Partners LP	66,924	1,382
Targa Resources Partners LP	59,549	1,373
Total Pipelines		6,481
Platinum - 1.6%		
Stillwater Mining*	183,765	2,174
Total Platinum		2,174
Printing-Commercial - 1.4%		
RR Donnelley & Sons	24,931	740
Valassis Communications*	92,673	1,160
Total Printing-Commercial		1,900
Private Corrections - 1.2%		
Corrections Corp of America*	61,887	1,700
Total Private Corrections		1,700
Reinsurance - 10.7%		
Allied World Assurance Holdings	46,696	1,850
Aspen Insurance Holdings	97,132	2,299
Everest Re Group	29,725	2,369
Max Capital Group	63,460	1,354
Montpelier Re Holdings	178,326	2,630
Odyssey Re Holdings	45,584	1,618
Validus Holdings	128,088	2,722
Total Reinsurance		14,842
Semiconductor Components-Integrated Circuits - 3.3%		
Cypress Semiconductor*	28,832	714
Maxim Integrated Products	179,055	3,787
Total Semiconductor Components-Integrated Circuits		4,501
Telecommunications Equipment - 0.9%		
Arris Group*	153,650	1,298
Total Telecommunications Equipment		1,298
Telecommunications Equipment-Fiber Optics - 1.8%		
JDS Uniphase*	216,503	2,460
Total Telecommunications Equipment-Fiber Optics		2,460
Telephone-Integrated - 0.9%		
Telephone & Data Systems	25,415	1,201
Total Telephone-Integrated		1,201
Therapeutics - 2.6%		
Medicines*	115,390	2,287
Warner Chilcott, Cl A*	78,259	1,326
Total Therapeutics		3,613
Water - 0.8%		
American Water Works*	49,280	1,093

Total Water		1,093
Wireless Equipment - 1.5%		
Alvarion*	78,247	552
RF Micro Devices*	530,246	1,538
Total Wireless Equipment		2,090
Total Common Stock (Cost 140,177)		**135,657**
Money Market Fund - 1.7%		
Dreyfus Cash Management Fund, Institutional Class,		
2.780% (A)	2,411,809	2,412
Total Money Market Fund (Cost $2,412)		**2,412**
Total Investments - 99.7% (Cost $142,589)†		**138,069**
Other Assets and Liabilities, Net - 0.3%		**378**
Total Net Assets - 100.0%	$	**138,447**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

Cl - Class
LP - Limited Partnership
R&D - Research and Development

Cost figures are shown with "000's" omitted.

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $142,589 (000), and the unrealized appreciation and depreciation were $9,318 (000) and $(13,838) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

       Level 1 – quoted prices in active markets for identical securities
       Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
       Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 138,069
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 138,069

Old Mutual Select Growth Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 97.4%		
Aerospace/Defense-Equipment - 1.2%		
United Technologies	19,000	$ 1,172
Total Aerospace/Defense-Equipment		1,172
Agricultural Chemicals - 3.2%		
Monsanto	25,293	3,198
Total Agricultural Chemicals		3,198
Agricultural Operations - 1.2%		
Bunge	11,396	1,227
Total Agricultural Operations		1,227
Apparel Manufacturers - 1.3%		
Coach*	44,140	1,275
Total Apparel Manufacturers		1,275
Applications Software - 1.0%		
Microsoft	36,073	992
Total Applications Software		992
Athletic Footwear - 1.7%		
Nike, Cl B	29,390	1,752
Total Athletic Footwear		1,752
Beverages-Non-Alcoholic - 1.2%		
PepsiCo	19,200	1,221
Total Beverages-Non-Alcoholic		1,221
Brewery - 0.9%		
Cia de Bebidas das Americas, ADR	14,405	913
Total Brewery		913
Building-Residential/Commercial - 1.3%		
Pulte Homes	138,130	1,330
Total Building-Residential/Commercial		1,330
Coffee - 1.5%		
Green Mountain Coffee Roasters*	40,200	1,510
Total Coffee		1,510
Computers - 7.4%		
Apple*	24,890	4,168
Hewlett-Packard	31,200	1,379
International Business Machines	15,400	1,825
Total Computers		7,372
Computers-Memory Devices - 1.2%		
SanDisk*	64,050	1,198
Total Computers-Memory Devices		1,198
Consulting Services - 1.3%		
Accenture, Cl A	32,363	1,318
Total Consulting Services		1,318
Diversified Manufacturing Operations - 1.5%		
Tyco International	36,370	1,456
Total Diversified Manufacturing Operations		1,456
Diversified Minerals - 1.0%		
Cia Vale do Rio Doce ADR	29,000	1,039
Total Diversified Minerals		1,039
E-Commerce/Services - 1.0%		
Priceline.com*	8,300	958
Total E-Commerce/Services		958
Electronic Components-Semiconductors - 2.7%		
Intel	30,200	649
Xilinx	80,240	2,026
Total Electronic Components-Semiconductors		2,675
Electronic Connectors - 0.8%		
Amphenol, Cl A	17,760	797
Total Electronic Connectors		797
Electronic Forms - 1.3%		
Adobe Systems*	33,400	1,316
Total Electronic Forms		1,316
Energy-Alternate Sources - 1.2%		

First Solar*	4,320	1,179
Total Energy-Alternate Sources		1,179
Engineering/R&D Services - 4.1%		
ABB ADR*	86,840	2,459
Jacobs Engineering Group*	20,400	1,646
Total Engineering/R&D Services		4,105
Finance-Investment Banker/Broker - 4.1%		
Charles Schwab	99,660	2,047
Goldman Sachs Group	11,930	2,087
Total Finance-Investment Banker/Broker		4,134
Instruments-Scientific - 1.1%		
Thermo Fisher Scientific*	19,000	1,059
Total Instruments-Scientific		1,059
Internet Infrastructure Software - 2.8%		
Akamai Technologies*	79,650	2,771
Total Internet Infrastructure Software		2,771
Machinery-Construction & Mining - 0.7%		
Terex*	13,090	673
Total Machinery-Construction & Mining		673
Machinery-Farm - 2.0%		
Deere	27,660	1,995
Total Machinery-Farm		1,995
Medical Instruments - 1.6%		
Intuitive Surgical*	5,820	1,568
Total Medical Instruments		1,568
Medical Products - 3.6%		
Baxter International	32,520	2,079
Stryker	24,400	1,534
Total Medical Products		3,613
Medical-Biomedical/Genetic - 3.8%		
Celgene*	20,870	1,333
Gilead Sciences*	47,270	2,503
Total Medical-Biomedical/Genetic		3,836
Metal Processors & Fabricators - 0.9%		
Precision Castparts	9,000	867
Total Metal Processors & Fabricators		867
Networking Products - 4.4%		
Cisco Systems*	190,260	4,426
Total Networking Products		4,426
Oil Companies-Exploration & Production - 1.1%		
Carrizo Oil & Gas*	16,285	1,109
Total Oil Companies-Exploration & Production		1,109
Oil Companies-Integrated - 3.4%		
Murphy Oil	11,650	1,142
Petroleo Brasileiro ADR	31,820	2,254
Total Oil Companies-Integrated		3,396
Oil Field Machinery & Equipment - 3.0%		
Cameron International*	33,200	1,838
National Oilwell Varco*	13,540	1,201
Total Oil Field Machinery & Equipment		3,039
Optical Supplies - 1.4%		
Alcon	8,785	1,430
Total Optical Supplies		1,430
Pharmacy Services - 1.2%		
Express Scripts*	19,770	1,240
Total Pharmacy Services		1,240
Retail-Apparel/Shoe - 0.9%		
Guess ?	25,000	936
Total Retail-Apparel/Shoe		936
Retail-Computer Equipment - 0.5%		
GameStop, Cl A*	11,400	461
Total Retail-Computer Equipment		461
Retail-Discount - 1.8%		
Big Lots*	58,400	1,824
Total Retail-Discount		1,824
Retail-Jewelry - 1.2%		
Tiffany	29,180	1,189
Total Retail-Jewelry		1,189
Retail-Office Supplies - 1.4%		

Staples	59,900	1,423
Total Retail-Office Supplies		1,423
Semiconductor Components-Integrated Circuits - 2.2%		
Marvell Technology Group*	122,930	2,171
Total Semiconductor Components-Integrated Circuits		2,171
Semiconductor Equipment - 3.8%		
Applied Materials	120,080	2,292
Lam Research*	40,960	1,481
Total Semiconductor Equipment		3,773
Telecommunications Equipment-Fiber Optics - 3.7%		
Corning	162,290	3,741
Total Telecommunications Equipment-Fiber Optics		3,741
Toys - 2.1%		
Nintendo ADR	29,070	2,053
Total Toys		2,053
Web Portals/ISP - 3.5%		
Google, Cl A*	6,690	3,522
Total Web Portals/ISP		3,522
Wireless Equipment - 3.2%		
Nokia ADR	30,700	752
Qualcomm	54,790	2,431
Total Wireless Equipment		3,183
Total Common Stock (Cost $94,780)		**97,435**
Money Market Fund - 1.4%		
Dreyfus Cash Management Fund, Institutional Class,		
2.780% (A)	1,395,226	1,395
Total Money Market Fund (Cost $1,395)		**1,395**
Total Investments - 98.8% (Cost $96,175)†		**98,830**
Other Assets and Liabilities, Net - 1.2%		**1,160**
Total Net Assets - 100.0%	$	**99,990**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

ADR - American Depositary Receipt
Cl - Class
ISP - Internet Service Provider
R&D - Research and Development

Cost figures are shown with "000's" omitted.

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $96,175 (000), and the unrealized appreciation and depreciation were $9,664 (000) and $(7,009) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

    Level 1 – quoted prices in active markets for identical securities
    Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
    Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)	
Level 1 – quoted prices	$	98,830
Level 2 – other significant observable inputs		-
Level 3 – significant unobservable inputs		-
Total	$	98,830

Old Mutual Small Cap Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 97.0%		
Advertising Services - 0.5%		
Greenfield Online*	11,090	$ 165
Total Advertising Services		165
Aerospace/Defense - 1.3%		
Aerovironment*	4,255	116
Teledyne Technologies*	6,730	328
Total Aerospace/Defense		444
Aerospace/Defense-Equipment - 1.6%		
B/E Aerospace*	5,835	136
DRS Technologies	2,015	159
Heico	2,105	68
Heico, Cl A	2,245	60
Orbital Sciences*	4,470	105
Total Aerospace/Defense-Equipment		528
Airlines - 0.6%		
Airtran Holdings*	49,970	102
AMR*	7,480	38
Continental Airlines, Cl B*	4,460	45
UAL	4,180	22
Total Airlines		207
Apparel Manufacturers - 0.5%		
Maidenform Brands*	5,570	75
True Religion Apparel*	3,260	87
Total Apparel Manufacturers		162
Applications Software - 1.9%		
EPIQ Systems*	8,285	118
Patni Computer Systems ADR	9,760	98
Progress Software*	11,240	287
Quest Software*	7,530	111
Total Applications Software		614
Beverages-Non-Alcoholic - 0.5%		
Coca-Cola Bottling	4,120	152
Total Beverages-Non-Alcoholic		152
Building Products-Cement/Aggregate - 0.9%		
Texas Industries	5,185	291
Total Building Products-Cement/Aggregate		291
Cellular Telecommunications - 0.7%		
Cellcom Israel	7,185	246
Total Cellular Telecommunications		246
Chemicals-Diversified - 1.0%		
Celanese, Ser A	5,800	265
Olin	2,075	54
Total Chemicals-Diversified		319
Chemicals-Specialty - 1.2%		
Albemarle	5,300	212
Cabot	4,580	111
Hercules	5,085	86
Stepan	15	1
Total Chemicals-Specialty		410
Commercial Banks-Central US - 0.6%		

Cullen/Frost Bankers	750	37
MB Financial	3,770	85
Sterling Bancshares	6,970	63
Total Commercial Banks-Central US		185
Commercial Banks-Eastern US - 0.3%		
Signature Bank*	3,480	90
Total Commercial Banks-Eastern US		90
Commercial Banks-Southern US - 0.9%		
Bancorpsouth	16,480	288
Total Commer Banks-Southern US		288
Commercial Services - 0.5%		
Healthcare Services Group	11,810	180
Total Commercial Services		180
Commercial Services-Finance - 0.9%		
Interactive Data	6,780	170
Wright Express*	5,385	134
Total Commercial Services-Finance		304
Communications Software - 0.2%		
DivX*	10,930	80
Total Communications Software		80
Computer Aided Design - 0.8%		
Ansys*	5,920	279
Total Computer Aided Design		279
Computer Graphics - 0.6%		
Monotype Imaging Holdings*	15,225	185
Total Computer Graphics		185
Computer Services - 1.2%		
DST Systems*	2,930	161
IHS, Cl A*	3,275	228
Total Computer Services		389
Computer Software - 0.7%		
Blackbaud	5,275	113
Guidance Software*	12,260	117
Total Computer Software		230
Computers-Integrated Systems - 1.7%		
NCI, Cl A*	5,890	135
NCR*	5,120	129
Radisys*	12,625	114
Teradata*	8,460	196
Total Computers-Integrated Systems		574
Computers-Memory Devices - 0.4%		
Qimonda, ADR*	25,080	60
Silicon Storage Technology*	29,665	82
Total Computers-Memory Devices		142
Computers-Peripheral Equipment - 0.6%		
Logitech International*	7,025	188
Total Computers-Peripheral Equipment		188
Consulting Services - 1.5%		
Corporate Executive Board	2,920	123
FTI Consulting*	1,480	101
Gartner*	3,205	66
Watson Wyatt Worldwide, Cl A	3,615	191
Total Consulting Services		481
Containers-Metal/Glass - 1.4%		
Greif, Cl A	2,660	170
Silgan Holdings	6,020	305
Total Containers-Metal/Glass		475

Containers-Paper/Plastic - 2.7%

Bemis	12,110	272
Pactiv*	20,975	445
Sonoco Products	6,000	186
Total Containers-Paper/Plastic		903

Cosmetics & Toiletries - 0.6%

Alberto-Culver	7,820	205
Total Cosmetics & Toiletries		205

Decision Support Software - 0.3%

SPSS*	2,670	97
Total Decision Support Software		97

Diagnostic Equipment - 0.6%

Gen-Probe*	4,270	203
Total Diagnostic Equipment		203

Diagnostic Kits - 1.8%

Idexx Laboratories*	4,110	200
Meridian Bioscience	8,585	231
Qiagen*	7,875	159
Total Diagnostic Kits		590

Dialysis Centers - 0.5%

Dialysis Corp Of America*	23,275	169
Total Dialysis Centers		169

Diversified Manufacturing Operations - 0.3%

SPX	815	107
Total Diversified Manufacturing Operations		107

Educational Software - 0.3%

Blackboard*	2,415	92
Total Educational Software		92

Electric Products-Miscellaneous - 0.5%

Ametek	3,352	158
Total Electric Products-Miscellaneous		158

Electric-Integrated - 1.8%

Avista	3,890	83
Portland General Electric	12,545	283
Westar Energy	10,665	229
Total Electric-Integrated		595

Electric-Transmission - 1.0%

ITC Holdings	6,725	344
Total Electric-Transmission		344

Electronic Components-Miscellaneous - 0.7%

Celestica*	28,795	243
Total Electronic Components-Miscellaneous		243

Electronic Components-Semiconductors - 2.9%

Bookham*	37,865	64
DSP Group*	16,815	118
Fairchild Semiconductor International*	10,410	122
Ikanos Communications*	51,225	173
ON Semiconductor*	31,395	288
Semtech*	2,525	36
Zoran*	12,620	148
Total Electronic Components-Semiconductors		949

Electronic Connectors - 1.1%

Amphenol, Cl A	8,260	371
Total Electronic Connectors		371

Electronic Measuring Instruments - 0.6%

National Instruments	6,545	186
Orbotech*	1,185	16

Total Electronic Measuring Instruments		202
E-Marketing/Information - 0.4%		
Valueclick*	9,150	139
Total E-Marketing/Information		139
Engineering/R&D Services - 0.3%		
URS*	2,051	86
Total Engineering/R&D Services		86
Enterprise Software/Services - 0.7%		
Novell*	28,175	166
PROS Holdings*	5,140	58
Total Enterprise Software/Services		224
Fiduciary Banks - 0.5%		
Wilmington Trust	6,235	165
Total Fiduciary Banks		165
Finance-Investment Banker/Broker - 0.7%		
Interactive Brokers Group, Cl A*	6,620	213
Total Finance-Investment Banker/Broker		213
Food-Dairy Products - 0.6%		
Dean Foods*	10,595	208
Total Food-Dairy Products		208
Gas-Distribution - 2.0%		
AGL Resources	6,522	226
Southwest Gas	7,570	225
UGI	7,570	217
Total Gas-Distribution		668
Heart Monitors - 0.4%		
Cardiac Science*	15,910	130
Total Heart Monitors		130
Human Resources - 0.4%		
Cross Country Healthcare*	5,425	78
Hudson Highland Group*	6,265	66
Total Human Resources		144
Industrial Automation/Robot - 0.6%		
Cognex	4,170	96
Nordson	1,550	113
Total Industrial Automation/Robot		209
Instruments-Controls - 1.1%		
Mettler Toledo International*	1,350	128
Photon Dynamics*	15,285	230
Total Instruments-Controls		358
Instruments-Scientific - 2.5%		
OYO Geospace*	3,630	214
PerkinElmer	14,170	395
Varian*	4,270	218
Total Instruments-Scientific		827
Internet Application Software - 0.5%		
CryptoLogic	3,670	53
DealerTrack Holdings*	8,620	122
Total Internet Application Software		175
Internet Content-Information/News - 0.4%		
WebMD Health, Cl A*	5,180	144
Total Internet Content-Information/News		144
Internet Incubators - 0.1%		
Internet Capital Group*	5,245	41
Total Internet Incubators		41
Investment Companies - 0.4%		
KKR Financial Holdings	12,510	131

Total Investment Companies		131
Lasers-Systems/Components - 0.5%		
Rofin-Sinar Technologies*	5,560	168
Total Lasers-Systems/Components		168
Leisure & Recreational Products - 0.7%		
WMS Industries*	7,205	214
Total Leisure & Recreational Products		214
Life/Health Insurance - 0.5%		
Reinsurance Group of America	3,900	170
Total Life/Health Insurance		170
Medical Instruments - 2.1%		
Bruker*	18,700	240
Edwards Lifesciences*	2,820	175
Natus Medical*	12,550	263
Total Medical Instruments		678
Medical Labs & Testing Services - 0.7%		
Icon ADR*	2,940	222
Total Medical Labs & Testing Services		222
Medical Products - 1.1%		
American Medical Systems Holding*	10,815	162
Zoll Medical*	6,245	210
Total Medical Products		372
Medical Sterilization Product - 0.7%		
STERIS	8,220	236
Total Medical Sterilization Product		236
Medical-Biomedical/Genetic - 1.2%		
Bio-Rad Laboratories, Cl A*	3,385	274
Cambrex*	22,460	132
Total Medical-Biomedical/Genetic		406
Medical-Generic Drugs - 0.2%		
Alpharma, Cl A*	3,000	68
Total Medical-Generic Drugs		68
Medical-Hospitals - 1.3%		
Health Management Associates, Cl A*	12,280	80
Medcath*	13,390	241
Universal Health Services, Cl B	1,895	120
Total Medical-Hospitals		441
Medical-Outpatient/Home Medical - 0.9%		
Amsurg*	7,245	176
NovaMed*	29,760	112
Total Medical-Outpatient/Home Medical		288
Miscellaneous Manufacturing - 0.3%		
Trimas*	16,050	96
Total Miscellaneous Manufacturing		96
Motion Pictures & Services - 0.9%		
DreamWorks Animation SKG, Cl A*	7,875	235
Macrovision Solutions*	3,307	49
Total Motion Pictures & Services		284
Multi-line Insurance - 0.8%		
Hanover Insurance Group	6,140	261
Total Multi-line Insurance		261
Networking Products - 0.8%		
Extreme Networks*	53,315	151
Polycom*	4,780	116
Total Networking Products		267
Non-Hazardous Waste Disposal - 0.9%		
Waste Connections*	9,222	294

Total Non-Hazardous Waste Disposal		294
Oil Companies-Exploration & Production - 2.1%		
Berry Petroleum, Cl A	3,615	213
Bill Barrett*	1,385	82
Concho Resources*	5,120	191
Pioneer Natural Resources	2,540	199
Total Oil Companies-Exploration & Production		685
Oil Field Machinery & Equipment - 1.6%		
Dresser-Rand Group*	4,555	178
Dril-Quip*	1,480	93
Lufkin Industries	3,315	276
Total Oil Field Machinery & Equipment		547
Oil Refining & Marketing - 0.2%		
CVR Energy*	3,090	59
Total Oil Refining & Marketing		59
Oil-Field Services - 1.5%		
Key Energy Services*	19,870	386
Willbros Group*	2,785	122
Total Oil-Field Services		508
Paper & Related Products - 1.4%		
Neenah Paper	8,175	137
Potlatch	3,890	176
Smurfit-Stone Container*	33,550	137
Total Paper & Related Products		450
Physical Practice Management - 0.6%		
Pediatrix Medical Group*	4,195	207
Total Physical Practice Management		207
Platinum - 1.3%		
Stillwater Mining*	36,685	434
Total Platinum		434
Precious Metals - 0.4%		
North American Palladium*	22,045	121
Total Precious Metals		121
Printing-Commercial - 0.3%		
Valassis Communications*	8,590	108
Total Printing-Commercial		108
Private Corrections - 0.6%		
Corrections Corp of America*	7,175	197
Total Private Corrections		197
Property/Casualty Insurance - 3.0%		
Arch Capital Group*	5,210	346
CNA Surety*	9,535	121
Philadelphia Consolidated*	2,570	87
RLI	1,845	91
Zenith National Insurance	9,595	337
Total Property/Casualty Insurance		982
Publishing-Books - 1.0%		
John Wiley & Sons, Cl A	7,450	335
Total Publishing-Books		335
Publishing-Newspapers - 0.3%		
Dolan Media*	6,185	113
Total Publishing-Newspapers		113
Racetracks - 1.5%		
International Speedway, Cl A	6,650	260
Speedway Motorsports	10,860	221
Total Racetracks		481
Reinsurance - 2.1%		

Aspen Insurance Holdings	6,335	150
Montpelier Re Holdings	7,420	109
Validus Holdings	20,160	428
Total Reinsurance		687
REITS-Diversified - 0.6%		
Washington Real Estate Investment Trust	6,580	198
Total REITS-Diversified		198
REITs-Hotels - 0.2%		
FelCor Lodging Trust	6,135	64
Total REITs-Hotels		64
REITs-Office Property - 0.3%		
Corporate Office Properties	2,550	88
Total REITs-Office Property		88
Rental Auto/Equipment - 0.5%		
H&E Equipment Services*	13,775	166
Total Rental Auto/Equipment		166
Retail-Apparel/Shoe - 0.2%		
Footstar	14,670	60
Total Retail-Apparel/Shoe		60
Retail-Auto Parts - 0.5%		
O'Reilly Automotive*	6,800	152
Total Retail-Auto Parts		152
Retail-Automobile - 0.5%		
Copart*	3,570	153
Total Retail-Automobile		153
Retail-Propane Distributors - 0.6%		
Star Gas Partners LP*	70,540	197
Total Retail-Propane Distributors		197
Rubber-Tires - 0.3%		
Cooper Tire & Rubber	13,390	105
Total Rubber-Tires		105
S&L/Thrifts-Eastern US - 0.4%		
Brookline Bancorp	14,450	138
Total S&L/Thrifts-Eastern US		138
Satellite Telecommunications - 0.1%		
EchoStar, Cl A*	1,390	43
Total Satellite Telecommunications		43
Schools - 1.6%		
Capella Education*	2,205	132
DeVry	6,010	322
Learning Tree International*	5,305	91
Total Schools		545
Semiconductor Equipment - 2.7%		
Brooks Automation*	10,890	90
Entegris*	43,347	284
Lam Research*	3,485	126
MKS Instruments*	5,505	120
Varian Semiconductor Equipment Associates*	3,785	132
Verigy*	6,435	146
Total Semiconductor Equipment		898
Steel Pipe & Tube - 0.3%		
Mueller Water Products, Cl A	13,280	107
Total Steel Pipe & Tube		107
Telecommunications Equipment - 2.1%		
ADC Telecommunications*	8,700	128
CommScope*	3,425	181
Comtech Telecommunications*	7,925	388

Total Telecommunications Equipment		697
Telecommunications Services - 1.3%		
Neutral Tandem*	10,275	180
NTELOS Holdings	10,130	257
Total Telecommunications Services		437
Television - 0.5%		
Central European Media Enterprises, Cl A*	255	23
Sinclair Broadcast Group, Cl A	20,770	158
Total Television		181
Theaters - 0.4%		
Regal Entertainment Group, Cl A	9,600	147
Total Theaters		147
Transport-Equipment & Leasing - 0.9%		
Aircastle	8,655	73
GATX	3,780	168
Genesis Lease ADR	4,895	51
Total Transport-Equipment & Leasing		292
Transport-Marine - 0.4%		
Tidewater	2,225	145
Total Transport-Marine		145
Transport-Truck - 0.5%		
Landstar System	3,030	167
Total Transport-Truck		167
Wireless Equipment - 0.3%		
RF Micro Devices*	29,010	84
Total Wireless Equipment		84
Total Common Stock (Cost $31,787)		**32,141**
Investment Company - 0.6%		
Growth-Small Cap - 0.6%		
iShares Russell 2000 Index Fund	2,860	197
Total Growth-Small Cap		197
Total Investment Company (Cost $203)		**197**
Money Market Fund - 2.6%		
Dreyfus Cash Management Fund,		
Institutional Class, 2.780% (A)	870,695	871
Total Money Market Fund (Cost $871)		**871**
Total Investments - 100.2% (Cost $32,861)†		**33,209**
Other Assets and Liabilities, Net - (0.2)%		**(79)**
Total Net Assets - 100.0%	$	**33,130**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

ADR - American Depositary Receipt
Cl - Class
LP - Limited Partnership
R&D - Research and Development
REITs - Real Estate Inestment Trusts
S&L - Savings and Loan
Ser - Series

Cost figures are shown with the "000's" omitted

† At June 30, 2008, the approximate tax basis cost of the Fund's investment was $32,861 (000), and the unrealized appreciation and depreciation were $3,302 (000) and $(2,954) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 33,209
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 33,209

Old Mutual Strategic Small Company Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 96.1%		
Advertising Services - 0.3%		
Greenfield Online*	4,710	$ 70
Total Advertising Services		70
Aerospace/Defense - 0.7%		
Aerovironment*	1,805	49
Teledyne Technologies*	2,770	135
Total Aerospace/Defense		184
Aerospace/Defense-Equipment - 0.9%		
B/E Aerospace*	2,481	58
DRS Technologies	860	68
Heico	860	28
Heico, Cl A	900	24
Orbital Sciences*	1,830	43
Total Aerospace/Defense-Equipment		221
Airlines - 0.4%		
Airtran Holdings*	21,160	43
AMR*	3,180	16
Continental Airlines, Cl B*	1,890	19
UAL	1,780	9
Total Airlines		87
Apparel Manufacturers - 0.3%		
Maidenform Brands*	2,420	33
True Religion Apparel*	1,385	37
Total Apparel Manufacturers		70
Applications Software - 1.0%		
EPIQ Systems*	3,520	50
Patni Computer Systems ADR	4,190	42
Progress Software*	4,620	118
Quest Software*	3,200	47
Total Applications Software		257
Auction House/Art Dealer - 0.5%		
Ritchie Bros Auctioneers	5,073	138
Total Auction House/Art Dealer		138
Audio/Video Products - 0.9%		
DTS*	7,430	233
Total Audio/Video Products		233
Auto/Truck Parts & Equipment-Original - 0.6%		
Amerigon*	5,956	42
Titan International	3,147	112
Total Auto/Truck Parts & Equipment-Original		154
Beverages-Non-Alcoholic - 0.3%		
Coca-Cola Bottling	1,755	65
Total Beverages-Non-Alcoholic		65
Building Products-Cement/Aggregate - 0.5%		
Texas Industries	2,125	119
Total Building Products-Cement/Aggregate		119
Casino Services - 0.9%		
Scientific Games, Cl A*	7,592	225
Total Casino Services		225
Cellular Telecommunications - 0.4%		
Cellcom Israel	2,875	98

Total Cellular Telecommunications		98
Chemicals-Diversified - 0.5%		
Celanese, Ser A	2,310	105
Olin	895	23
Total Chemicals-Diversified		128
Chemicals-Specialty - 0.7%		
Albemarle	2,195	88
Cabot	1,950	47
Hercules	2,152	36
Stepan	5	-
Total Chemicals-Specialty		171
Coal - 1.4%		
James River Coal*	1,905	112
Massey Energy	2,698	253
Total Coal		365
Commercial Banks-Central US - 0.6%		
Cullen/Frost Bankers	320	16
MB Financial	1,505	34
PrivateBancorp	2,383	72
Sterling Bancshares	2,960	27
Total Commercial Banks-Central US		149
Commercial Banks-Eastern US - 0.3%		
Signature Bank*	3,210	83
Total Commercial Banks-Eastern US		83
Commercial Banks-Southern US - 0.5%		
Bancorpsouth	6,570	115
Total Commercial Banks-Southern US		115
Commercial Services - 1.9%		
CoStar Group*	3,683	164
ExlService Holdings*	7,461	105
Healthcare Services Group	4,725	72
Team*	3,870	133
Total Commercial Services		474
Commercial Services-Finance - 0.5%		
Interactive Data	2,700	68
Wright Express*	2,337	58
Total Commercial Services-Finance		126
Communications Software - 0.1%		
DivX*	4,650	34
Total Communications Software		34
Computer Aided Design - 1.3%		
Ansys*	6,972	329
Total Computer Aided Design		329
Computer Graphics - 0.3%		
Monotype Imaging Holdings*	6,075	74
Total Computer Graphics		74
Computer Services - 0.8%		
3PAR*	7,188	56
DST Systems*	1,170	64
IHS, Cl A*	1,305	91
Total Computer Services		211
Computer Software - 0.8%		
Blackbaud	2,100	45
Double-Take Software*	7,670	105
Guidance Software*	5,220	50
Total Computer Software		200
Computers-Integrated Systems - 0.9%		
NCI, Cl A*	2,505	57
NCR*	2,040	51

Radisys*	5,355	49
Teradata*	3,360	78
Total Computers-Integrated Systems		235
Computers-Memory Devices - 0.2%		
Qimonda ADR*	10,670	25
Silicon Storage Technology*	12,920	36
Total Computers-Memory Devices		61
Computers-Peripheral Equipment - 0.6%		
Compellent Technologies*	5,742	65
Logitech International*	2,800	75
Total Computers-Peripheral Equipment		140
Consulting Services - 1.9%		
Corporate Executive Board	1,270	54
FTI Consulting*	3,891	266
Gartner*	1,355	28
Hill International*	1,877	31
Watson Wyatt Worldwide, Cl A	1,835	97
Total Consulting Services		476
Containers-Metal/Glass - 0.7%		
Greif, Cl A	1,069	68
Silgan Holdings	2,385	121
Total Containers-Metal/Glass		189
Containers-Paper/Plastic - 1.5%		
Bemis	5,150	115
Pactiv*	8,745	186
Sonoco Products	2,550	79
Total Containers-Paper/Plastic		380
Cosmetics & Toiletries - 0.3%		
Alberto-Culver	3,090	81
Total Cosmetics & Toiletries		81
Decision Support Software - 0.2%		
SPSS*	1,075	39
Total Decision Support Software		39
Diagnostic Equipment - 0.3%		
Gen-Probe*	1,735	82
Total Diagnostic Equipment		82
Diagnostic Kits - 0.9%		
Idexx Laboratories*	1,640	80
Meridian Bioscience	3,432	92
Qiagen*	3,145	63
Total Diagnostic Kits		235
Dialysis Centers - 0.3%		
Dialysis Corp Of America*	9,875	72
Total Dialysis Centers		72
Distribution/Wholesale - 0.3%		
Fossil*	2,858	83
Total Distribution/Wholesale		83
Diversified Manufacturing Operations - 0.6%		
ESCO Technologies*	2,454	115
SPX	325	43
Total Diversified Manufacturing Operations		158
Educational Software - 1.0%		
Blackboard*	3,633	139
SkillSoft ADR*	12,702	115
Total Educational Software		254
Electric Products-Miscellaneous - 0.3%		
Ametek	1,472	70
Total Electric Products-Miscellaneous		70
Electric-Integrated - 1.0%		

Avista	1,660	36
Portland General Electric	5,325	120
Westar Energy	4,535	98
Total Electric-Integrated		254
Electric-Transmission - 0.5%		
ITC Holdings	2,685	137
Total Electric-Transmission		137
Electronic Components-Miscellaneous - 0.4%		
Celestica*	12,235	103
Total Electronic Components-Miscellaneous		103
Electronic Components-Semiconductors - 3.9%		
Applied Micro Circuits*	9,890	85
AuthenTec*	5,819	61
Bookham*	16,095	27
Cavium Networks*	2,595	54
DSP Group*	7,145	50
Fairchild Semiconductor International*	4,420	52
Ikanos Communications*	21,805	73
Microsemi*	9,209	232
Netlogic Microsystems*	2,617	87
ON Semiconductor*	12,840	118
Rubicon Technology*	3,796	77
Semtech*	1,080	15
Zoran*	5,370	63
Total Electronic Components-Semiconductors		994
Electronic Connectors - 0.6%		
Amphenol, Cl A	3,140	141
Total Electronic Connectors		141
Electronic Design Automation - 0.5%		
Cogo Group*	12,506	114
Total Electronic Design Automation		114
Electronic Measuring Instruments - 0.3%		
National Instruments	2,280	65
Orbotech*	475	6
Total Electronic Measuring Instruments		71
E-Marketing/Information - 0.6%		
Constant Contact*	5,324	100
Valueclick*	3,890	59
Total E-Marketing/Information		159
Energy-Alternate Sources - 1.0%		
Energy Conversion Devices*	2,600	191
Evergreen Solar*	5,611	54
Total Energy-Alternate Sources		245
Engineering/R&D Services - 0.1%		
URS*	870	37
Total Engineering/R&D Services		37
Enterprise Software/Services - 1.2%		
Novell*	11,935	70
PROS Holdings*	2,150	24
Taleo, Cl A*	5,393	106
Ultimate Software Group*	2,937	105
Total Enterprise Software/Services		305
Fiduciary Banks - 0.3%		
Wilmington Trust	2,635	70
Total Fiduciary Banks		70
Finance-Investment Banker/Broker - 0.3%		
Interactive Brokers Group, Cl A*	2,640	85
Total Finance-Investment Banker/Broker		85
Food-Dairy Products - 0.3%		

Dean Foods*	4,280	84
Total Food-Dairy Products		84
Footwear & Related Apparel - 0.4%		
Deckers Outdoor*	792	110
Total Footwear & Related Apparel		110
Gas-Distribution - 1.1%		
AGL Resources	2,770	96
Southwest Gas	3,360	100
UGI	3,255	93
Total Gas-Distribution		289
Heart Monitors - 0.2%		
Cardiac Science*	6,730	55
Total Heart Monitors		55
Human Resources - 0.2%		
Cross Country Healthcare*	2,305	33
Hudson Highland Group*	2,665	28
Total Human Resources		61
Industrial Automation/Robot - 0.3%		
Cognex	1,700	39
Nordson	620	45
Total Industrial Automation/Robot		84
Instruments-Controls - 0.6%		
Mettler Toledo International*	540	51
Photon Dynamics*	6,495	98
Total Instruments-Controls		149
Instruments-Scientific - 1.4%		
OYO Geospace*	1,540	91
PerkinElmer	5,770	161
Varian*	1,820	93
Total Instruments-Scientific		345
Insurance Brokers - 0.3%		
eHealth*	4,479	79
Total Insurance Brokers		79
Internet Application Software - 1.0%		
CryptoLogic	1,560	22
DealerTrack Holdings*	3,435	48
Vocus*	5,916	190
Total Internet Application Software		260
Internet Content-Information/News - 0.4%		
LoopNet*	4,100	46
WebMD Health, Cl A*	2,060	58
Total Internet Content-Information/News		104
Internet Incubators - 0.1%		
Internet Capital Group*	2,220	17
Total Internet Incubators		17
Investment Companies - 0.2%		
KKR Financial Holdings	5,320	56
Total Investment Companies		56
Investment Management/Advisory Services - 0.4%		
Affiliated Managers Group*	1,041	94
Total Investment Management/Advisory Services		94
Lasers-Systems/Components - 0.3%		
Rofin-Sinar Technologies*	2,215	67
Total Lasers-Systems/Components		67
Leisure & Recreational Products - 0.3%		
WMS Industries*	2,870	85
Total Leisure & Recreational Products		85
Life/Health Insurance - 0.3%		
Reinsurance Group of America	1,525	66

Total Life/Health Insurance		66
Machinery-Construction & Mining - 0.8%		
Bucyrus International, Cl A	2,632	192
Total Machinery-Construction & Mining		192
Machinery-Material Handling - 0.0%		
Columbus McKinnon*	20	-
Total Machinery-Material Handling		-
Marine Services - 0.5%		
Aegean Marine Petroleum Network	3,263	133
Total Marine Services		133
Medical Instruments - 2.7%		
Bruker*	7,465	96
Conceptus*	15,629	289
Edwards Lifesciences*	1,160	72
Natus Medical*	5,330	112
NuVasive*	2,854	127
Total Medical Instruments		696
Medical Labs & Testing Services - 0.7%		
Icon ADR*	2,447	185
Total Medical Labs & Testing Services		185
Medical Products - 1.0%		
American Medical Systems Holding*	4,315	65
Zoll Medical*	5,578	188
Total Medical Products		253
Medical Sterilization Product - 0.4%		
STERIS	3,220	93
Total Medical Sterilization Product		93
Medical-Biomedical/Genetic - 2.4%		
Alexion Pharmaceuticals*	2,581	187
Bio-Rad Laboratories, Cl A*	1,355	110
Cambrex*	9,540	56
Illumina*	2,470	215
Sequenom*	3,485	56
Total Medical-Biomedical/Genetic		624
Medical-Generic Drugs - 0.4%		
Alpharma, Cl A*	1,270	29
Perrigo	2,531	80
Total Medical-Generic Drugs		109
Medical-Hospitals - 0.7%		
Health Management Associates, Cl A*	5,220	34
Medcath*	5,680	102
Universal Health Services, Cl B	805	51
Total Medical-Hospitals		187
Medical-Outpatient/Home Medical - 0.5%		
Amsurg*	3,070	75
NovaMed*	12,630	48
Total Medical-Outpatient/Home Medical		123
Miscellaneous Manufacturing - 0.2%		
Trimas*	6,820	41
Total Miscellaneous Manufacturing		41
Motion Pictures & Services - 1.1%		
DreamWorks Animation SKG, Cl A*	8,679	259
Macrovision Solutions*	1,404	21
Total Motion Pictures & Services		280
Multi-line Insurance - 0.4%		
Hanover Insurance Group	2,450	104
Total Multi-line Insurance		104
Networking Products - 1.7%		
Atheros Communications*	4,953	149

Extreme Networks*	22,685	64
Polycom*	2,035	50
Starent Networks*	3,674	46
Switch & Data Facilities*	7,894	134
Total Networking Products		443
Non-Hazardous Waste Disposal - 0.5%		
Waste Connections*	3,655	117
Total Non-Hazardous Waste Disposal		117
Oil & Gas Drilling - 1.0%		
Hercules Offshore*	3,305	126
Patterson-UTI Energy	3,496	126
Total Oil & Gas Drilling		252
Oil Companies-Exploration & Production - 5.0%		
Arena Resources*	1,748	92
Berry Petroleum, Cl A	1,450	85
Bill Barrett*	590	35
BPZ Resources*	3,644	107
Cano Petroleum*	6,461	51
Carrizo Oil & Gas*	2,505	171
Concho Resources*	2,045	76
GMX Resources*	1,980	147
Parallel Petroleum*	12,021	242
Penn Virginia	1,097	83
Pioneer Natural Resources	1,035	81
Rex Energy*	4,476	118
Total Oil Companies-Exploration & Production		1,288
Oil Field Machinery & Equipment - 2.1%		
Dresser-Rand Group*	1,780	70
Dril-Quip*	1,715	108
Lufkin Industries	1,295	108
T-3 Energy Services*	3,060	243
Total Oil Field Machinery & Equipment		529
Oil Refining & Marketing - 0.1%		
CVR Energy*	1,310	25
Total Oil Refining & Marketing		25
Oil-Field Services - 0.8%		
Key Energy Services*	8,350	162
Willbros Group*	1,180	52
Total Oil-Field Services		214
Paper & Related Products - 0.7%		
Neenah Paper	3,479	58
Potlatch	1,550	70
Smurfit-Stone Container*	14,200	58
Total Paper & Related Products		186
Physical Practice Management - 0.3%		
Pediatrix Medical Group*	1,670	82
Total Physical Practice Management		82
Physical Therapy/Rehabilitation Centers - 1.9%		
Psychiatric Solutions*	12,645	479
Total Physical Therapy/Rehabilitation Centers		479
Platinum - 0.7%		
Stillwater Mining*	15,580	184
Total Platinum		184
Precious Metals - 0.2%		
North American Palladium*	9,330	51
Total Precious Metals		51
Printing-Commercial - 0.7%		
Valassis Communications*	3,645	46
VistaPrint*	5,071	136

Total Printing-Commercial		182
Private Corrections - 0.3%		
Corrections Corp of America*	2,865	79
Total Private Corrections		79
Property/Casualty Insurance - 1.5%		
Arch Capital Group*	2,125	141
CNA Surety*	3,785	48
Philadelphia Consolidated*	1,020	35
RLI	735	36
Zenith National Insurance	3,840	135
Total Property/Casualty Insurance		395
Publishing-Books - 0.5%		
John Wiley & Sons, Cl A	2,980	134
Total Publishing-Books		134
Publishing-Newspapers - 0.5%		
Dolan Media*	7,034	128
Total Publishing-Newspapers		128
Racetracks - 0.8%		
International Speedway, Cl A	2,825	110
Speedway Motorsports	4,620	94
Total Racetracks		204
Reinsurance - 1.1%		
Aspen Insurance Holdings	2,711	64
Montpelier Re Holdings	3,150	46
Validus Holdings	8,540	182
Total Reinsurance		292
REITS-Diversified - 0.3%		
Washington Real Estate Investment Trust	2,630	79
Total REITS-Diversified		79
REITs-Hotels - 0.1%		
FelCor Lodging Trust	2,605	27
Total REITs-Hotels		27
REITs-Office Property - 0.1%		
Corporate Office Properties	1,015	35
Total REITs-Office Property		35
Rental Auto/Equipment - 0.3%		
H&E Equipment Services*	5,850	70
Total Rental Auto/Equipment		70
Research & Development - 0.5%		
Parexel International*	5,207	137
Total Research & Development		137
Respiratory Products - 0.2%		
Resmed*	1,531	55
Total Respiratory Products		55
Retail-Apparel/Shoe - 0.4%		
Aeropostale*	2,739	86
Footstar	6,230	25
Total Retail-Apparel/Shoe		111
Retail-Auto Parts - 0.2%		
O'Reilly Automotive*	2,715	61
Total Retail-Auto Parts		61
Retail-Automobile - 0.2%		
Copart*	1,425	61
Total Retail-Automobile		61
Retail-Propane Distributors - 0.3%		
Star Gas Partners LP*	30,000	84
Total Retail-Propane Distributors		84
Retail-Restaurants - 0.3%		
Red Robin Gourmet Burgers*	2,442	68

Total Retail-Restaurants		68
Rubber-Tires - 0.2%		
Cooper Tire & Rubber	5,690	45
Total Rubber-Tires		45
S&L/Thrifts-Eastern US - 0.2%		
Brookline Bancorp	6,130	59
Total S&L/Thrifts-Eastern US		59
Satellite Telecommunications - 0.1%		
EchoStar, Cl A*	590	18
Total Satellite Telecommunications		18
Schools - 3.1%		
American Public Education*	3,694	144
Capella Education*	4,864	290
DeVry	2,455	132
Learning Tree International*	2,255	39
Strayer Education	943	197
Total Schools		802
Semiconductor Components-Integrated Circuits - 0.7%		
Anadigics*	11,320	112
Techwell*	5,974	74
Total Semiconductor Components-Integrated Circuits		186
Semiconductor Equipment - 1.8%		
Brooks Automation*	4,630	38
Entegris*	17,771	117
Lam Research*	1,390	50
MKS Instruments*	2,195	48
Teradyne*	7,871	87
Varian Semiconductor Equipment Associates*	1,550	54
Verigy*	2,800	64
Total Semiconductor Equipment		458
Steel Pipe & Tube - 0.2%		
Mueller Water Products, Cl A	5,630	45
Total Steel Pipe & Tube		45
Telecommunications Equipment - 1.1%		
ADC Telecommunications*	3,690	55
CommScope*	1,365	72
Comtech Telecommunications*	3,275	160
Total Telecommunications Equipment		287
Telecommunications Equipment-Fiber Optics - 0.3%		
IPG Photonics*	3,654	69
Total Telecommunications Equipment-Fiber Optics		69
Telecommunications Services - 0.7%		
Neutral Tandem*	4,110	72
NTELOS Holdings	4,055	103
Total Telecommunications Services		175
Television - 0.3%		
Central European Media Enterprises, Cl A*	100	9
Sinclair Broadcast Group, Cl A	8,821	67
Total Television		76
Theaters - 0.2%		
Regal Entertainment Group, Cl A	3,755	57
Total Theaters		57
Therapeutics - 1.1%		
BioMarin Pharmaceuticals*	4,589	133
United Therapeutics*	1,452	142
Total Therapeutics		275
Transactional Software - 0.9%		
Innerworkings*	12,483	149
Solera Holdings*	2,764	77

Total Transactional Software		226
Transport-Equipment & Leasing - 0.5%		
Aircastle	3,685	31
GATX	1,540	68
Genesis Lease ADR	2,075	21
Total Transport-Equipment & Leasing		120
Transport-Marine - 0.2%		
Tidewater	940	61
Total Transport-Marine		61
Transport-Rail - 0.5%		
Genesee & Wyoming, Cl A*	3,861	131
Total Transport-Rail		131
Transport-Truck - 0.3%		
Landstar System	1,210	67
Total Transport-Truck		67
Web Hosting/Design - 0.9%		
Equinix*	2,508	224
Total Web Hosting/Design		224
Wire & Cable Products - 1.7%		
Belden	5,338	181
Fushi Copperweld*	2,379	56
General Cable*	3,310	201
Total Wire & Cable Products		438
Wireless Equipment - 0.1%		
RF Micro Devices*	12,310	36
Total Wireless Equipment		36
Total Common Stock (Cost $23,254)		**24,582**
Investment Company - 1.8%		
Growth-Small Cap - 1.8%		
iShares Russell 2000 Growth Index Fund	4,727	360
iShares Russell 2000 Index Fund	1,320	91
Total Growth-Small Cap		451
Total Investment Company (Cost $446)		**451**
Money Market Fund - 2.8%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	722,115	722
Total Money Market Fund (Cost $722)		**722**
Total Investments - 100.7% (Cost $24,422)†		**25,755**
Other Assets and Liabilities, Net - (0.7)%		**(170)**
Total Net Assets - 100.0%	$	**25,585**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

ADR - American Depositary Receipt
Cl - Class
LP - Limited Partnership
R&D - Research and Development
REITs - Real Estate Investment Trusts
S&L - Savings and Loan
Ser - Series

Amounts designated as "-" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $24,422 (000), and the unrealized appreciation and depreciation were$3,097 (000) and $(1,764) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	(000)	
Level 1 – quoted prices	$	25,755
Level 2 – other significant observable inputs		-
Level 3 – significant unobservable inputs		-
Total	$	25,755

Old Mutual TS&W Mid-Cap Value Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 95.7%		
Aerospace/Defense-Equipment - 2.3%		
Alliant Techsystems*	15,250	$ 1,551
Total Aerospace/Defense-Equipment		1,551
Agricultural Chemicals - 1.4%		
Agrium	9,150	984
Total Agricultural Chemicals		984
Auto-Medium & Heavy Duty Trucks - 0.4%		
Navistar International*	4,375	288
Total Auto-Medium & Heavy Duty Trucks		288
Brewery - 1.9%		
Molson Coors Brewing, Cl B	23,800	1,293
Total Brewery		1,293
Chemicals-Diversified - 1.9%		
Celanese, Ser A	28,700	1,310
Total Chemicals-Diversified		1,310
Chemicals-Specialty - 0.8%		
Lubrizol	12,250	568
Total Chemicals-Specialty		568
Coal - 1.8%		
Consol Energy	7,550	848
Walter Industries	3,300	359
Total Coal		1,207
Commercial Services-Finance - 2.0%		
Global Payments	14,025	654
Moody's	19,500	672
Total Commercial Services-Finance		1,326
Computers-Memory Devices - 1.2%		
Western Digital*	24,100	832
Total Computers-Memory Devices		832
Containers-Metal/Glass - 2.9%		
Crown Holdings*	39,900	1,037
Owens-Illinois*	22,050	919
Total Containers-Metal/Glass		1,956
Diversified Manufacturing Operations - 2.2%		
Brink's	12,600	824
Textron	14,100	676
Total Diversified Manufacturing Operations		1,500
Drug Delivery Systems - 2.2%		
Hospira*	36,600	1,468
Total Drug Delivery Systems		1,468
Electric-Integrated - 8.9%		
Centerpoint Energy	90,150	1,447
OGE Energy	31,900	1,012
PPL	35,450	1,853
TECO Energy	81,300	1,747
Total Electric-Integrated		6,059
Energy-Alternate Sources - 1.5%		
Covanta Holding*	37,800	1,009
Total Energy-Alternate Sources		1,009
Engineering/R&D Services - 1.2%		

Foster Wheeler*	11,500	841
Total Engineering/R&D Services		841
Engines-Internal Combustion - 0.9%		
Cummins	9,400	616
Total Engines-Internal Combustion		616
Enterprise Software/Services - 4.5%		
BMC Software*	44,550	1,604
Sybase*	48,750	1,434
Total Enterprise Software/Services		3,038
Fiduciary Banks - 1.5%		
Northern Trust	14,600	1,001
Total Fiduciary Banks		1,001
Filtration/Separation Products - 1.5%		
Pall	25,050	994
Total Filtration/Separation Products		994
Food-Miscellaneous/Diversified - 1.9%		
HJ Heinz	27,400	1,311
Total Food-Miscellaneous/Diversified		1,311
Food-Retail - 1.5%		
Kroger	35,100	1,013
Total Food-Retail		1,013
Forestry - 1.5%		
Plum Creek Timber	23,800	1,016
Total Forestry		1,016
Gas-Distribution - 1.7%		
Sempra Energy	20,500	1,157
Total Gas-Distribution		1,157
Human Resources - 2.2%		
Hewitt Associates, Cl A*	39,275	1,505
Total Human Resources		1,505
Instruments-Scientific - 1.7%		
PerkinElmer	40,200	1,120
Total Instruments-Scientific		1,120
Medical Labs & Testing Services - 2.2%		
Laboratory Corp of America Holdings*	9,150	637
Quest Diagnostics	18,000	873
Total Medical Labs & Testing Services		1,510
Medical-HMO - 1.0%		
Cigna	18,950	671
Total Medical-HMO		671
Medical-Hospitals - 1.3%		
Universal Health Services, Cl B	14,200	898
Total Medical-Hospitals		898
Multi-Line Insurance - 2.4%		
Assurant	24,900	1,642
Total Multi-Line Insurance		1,642
Non-Hazardous Waste Disposal - 1.6%		
Republic Services	36,900	1,096
Total Non-Hazardous Waste Disposal		1,096
Oil & Gas Drilling - 1.3%		
Noble	14,000	909
Total Oil & Gas Drilling		909
Oil Companies-Exploration & Production - 7.7%		
Forest Oil*	7,300	544
Newfield Exploration*	16,650	1,086
PetroHawk Energy*	17,000	787
Pioneer Natural Resources	13,800	1,080
Questar	23,900	1,698

Total Oil Companies-Exploration & Production		5,195
Oil Companies-Integrated - 1.5%		
Murphy Oil	10,200	1,000
Total Oil Companies-Integrated		1,000
Oil-Field Services - 1.1%		
Helix Energy Solutions Group*	17,750	739
Total Oil-Field Services		739
Pipelines - 3.9%		
El Paso	32,900	715
Oneok	39,100	1,909
Total Pipelines		2,624
Property/Casualty Insurance - 2.8%		
Arch Capital Group*	16,950	1,124
WR Berkley	31,850	769
Total Property/Casualty Insurance		1,893
Reinsurance - 3.2%		
PartnerRe	17,200	1,189
RenaissanceRe Holdings	21,550	963
Total Reinsurance		2,152
REITs-Health Care - 1.4%		
Nationwide Health Properties	30,500	961
Total REITs-Health Care		961
REITs-Office Property - 1.0%		
Boston Properties	7,550	681
Total REITs-Office Property		681
Retail-Apparel/Shoe - 1.2%		
Ross Stores	23,300	828
Total Retail-Apparel/Shoe		828
Retail-Major Department Store - 1.2%		
TJX	26,300	828
Total Retail-Major Department Store		828
S&L/Thrifts-Eastern US - 1.6%		
New York Community Bancorp	60,400	1,078
Total S&L/Thrifts-Eastern US		1,078
Satellite Telecommunications - 1.6%		
EchoStar, Cl A*	34,400	1,074
Total Satellite Telecommunications		1,074
Telecommunications Equipment - 1.0%		
Harris	13,400	677
Total Telecommunications Equipment		677
Telecommunications Services - 1.3%		
Embarq	18,900	893
Total Telecommunications Services		893
Transport-Marine - 1.3%		
Overseas Shipholding Group	11,200	891
Total Transport-Marine		891
Transport-Rail - 2.6%		
Canadian Pacific Railway	9,750	645
CSX	18,250	1,146
Total Transport-Rail		1,791
Total Common Stock (Cost $57,716)		**64,994**
Money Market Fund - 5.0%		
Dreyfus Cash Management Fund,		
Institutional Class, 2.780% (A)	3,397,413	3,397
Total Money Market Fund (Cost $3,397)		**3,397**
Total Investments - 100.7% (Cost $61,113)†		**68,391**
Other Assets and Liabilities, Net - (0.7)%		**(471)**
Total Net Assets - 100.0%	$	**67,920**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

Cl - Class
HMO - Health Maintenance Organization
R&D - Research and Development
REITs - Real Estate Investment Trusts
S&L - Savings and Loan
Ser - Series

Cost figures are shown with the "000's" omitted

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $61,113 (000), and the unrealized appreciation and depreciation were $8,756 (000) and $(1,478) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

    Level 1 – quoted prices in active markets for identical securities
    Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
    Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 68,391
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 68,391

Old Mutual TS&W Small Cap Value Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 96.4%		
Aerospace/Defense-Equipment - 1.3%		
Curtiss-Wright	13,800	$ 617
DRS Technologies	600	47
Total Aerospace/Defense-Equipment		664
Alternative Waste Technologies - 0.6%		
Darling International*	17,200	284
Total Alternative Waste Technologies		284
Auto/Truck Parts & Equipment-Original - 1.4%		
ArvinMeritor	900	11
Titan International	19,700	702
Total Auto/Truck Parts & Equipment-Original		713
Beverages-Wine/Spirits - 1.5%		
Central European Distribution*	10,200	756
Total Beverages-Wine/Spirits		756
Building & Construction Products-Miscellaneous - 0.0%		
Quanex Building Products	600	9
USG*	400	12
Total Building & Construction Products-Miscellaneous		21
Building Products-Cement/Aggregate - 0.6%		
Texas Industries	5,100	286
Total Building Products-Cement/Aggregate		286
Building-Heavy Construction - 0.7%		
Sterling Construction*	17,100	340
Total Building-Heavy Construction		340
Cellular Telecommunications - 0.7%		
Syniverse Holdings*	21,800	353
Total Cellular Telecommunications		353
Chemicals-Diversified - 1.2%		
Olin	23,600	618
Total Chemicals-Diversified		618
Chemicals-Specialty - 1.2%		
Cytec Industries	600	33
Minerals Technologies	100	6
Sensient Technologies	20,600	580
Total Chemicals-Specialty		619
Coal - 1.6%		
Foundation Coal Holdings	9,300	824
Total Coal		824
Commercial Banks-Central US - 1.2%		
Bancfirst	700	30
Sterling Bancshares	64,450	586
Total Commercial Banks-Central US		616
Commercial Banks-Eastern US - 0.1%		
Provident Bankshares	1,000	6
Susquehanna Bancshares	1,600	22
Total Commercial Banks-Eastern US		28
Commercial Banks-Southern US - 0.9%		

City Holding	6,200	253
Oriental Financial Group	14,600	208
South Financial Group	800	3
Total Commercial Banks-Southern US		464
Commercial Services-Finance - 3.8%		
CBIZ*	3,600	29
Deluxe	33,750	601
Heartland Payment Systems	22,800	538
Net 1 UEPS Technologies*	17,200	418
TNS*	13,800	331
Total Commercial Services-Finance		1,917
Computer Aided Design - 1.3%		
Ansys*	14,500	683
Total Computer Aided Design		683
Computer Services - 1.2%		
Perot Systems, Cl A*	40,850	613
Total Computer Services		613
Computers-Integrated Systems - 1.5%		
Micros Systems*	24,600	750
Total Computers-Integrated Systems		750
Computers-Peripheral Equipment - 0.7%		
Electronics for Imaging*	26,000	380
Total Computers-Peripheral Equipment		380
Decision Support Software - 1.1%		
SPSS*	16,000	582
Total Decision Support Software		582
Distribution/Wholesale - 0.1%		
Owens & Minor	700	32
Total Distribution/Wholesale		32
E-Commerce/Services - 0.6%		
NetFlix*	12,000	313
Total E-Commerce/Services		313
Electric Products-Miscellaneous - 1.5%		
GrafTech International*	28,500	765
Total Electric Products-Miscellaneous		765
Electric-Integrated - 5.4%		
Cleco	37,500	875
CMS Energy	2,100	31
El Paso Electric*	38,900	770
Empire District Electric	1,500	28
NSTAR	1,000	34
Portland General Electric	1,400	32
UIL Holdings	900	26
Westar Energy	43,600	938
Total Electric-Integrated		2,734
Energy-Alternate Sources - 0.1%		
FuelCell Energy*	4,100	29
Total Energy-Alternate Sources		29
Enterprise Software/Services - 1.8%		
Sybase*	30,100	886
SYNNEX*	1,500	38
Total Enterprise Software/Services		924
Entertainment Software - 0.9%		
Take-Two Interactive Software*	400	10
THQ*	23,100	468

Total Entertainment Software		478
Finance-Consumer Loans - 0.8%		
World Acceptance*	11,600	391
Total Finance-Consumer Loans		391
Finance-Investment Banker/Broker - 0.1%		
Stifel Financial*	1,050	36
Total Finance-Investment Banker/Broker		36
Finance-Other Services - 0.0%		
BGC Partners, Cl A*	2,700	20
Total Finance-Other Services		20
Food-Miscellaneous/Diversified - 0.5%		
Chiquita Brands International*	18,600	282
Total Food-Miscellaneous/Diversified		282
Food-Retail - 0.1%		
Ruddick	900	31
Weis Markets	900	29
Total Food-Retail		60
Food-Wholesale/Distribution - 0.1%		
Spartan Stores	1,400	32
Total Food-Wholesale/Distribution		32
Gambling (Non-Hotel) - 0.1%		
Isle of Capri Casinos*	6,256	30
Total Gambling (Non-Hotel)		30
Gas-Distribution - 1.1%		
Vectren	17,800	556
Total Gas-Distribution		556
Gold Mining - 1.5%		
Royal Gold	24,000	753
Total Gold Mining		753
Insurance Brokers - 0.3%		
Hilb Rogal & Hobbs	3,200	139
Total Insurance Brokers		139
Internet Security - 0.0%		
Secure Computing*	1,400	6
Total Internet Security		6
Life/Health Insurance - 0.1%		
Protective Life	800	30
Total Life/Health Insurance		30
Machinery-Farm - 0.6%		
Lindsay	3,700	314
Total Machinery-Farm		314
Machinery-General Industry - 0.1%		
Gardner Denver*	900	51
Total Machinery-General Industry		51
Medical Instruments - 0.1%		
Arthrocare*	800	33
NuVasive*	900	40
Total Medical Instruments		73
Medical Products - 1.3%		
Haemonetics*	12,000	666
Total Medical Products		666
Medical-Biomedical/Genetic - 0.9%		
Bio-Rad Laboratories, Cl A*	5,300	429
Sangamo Biosciences*	2,800	28
Total Medical-Biomedical/Genetic		457

Medical-Generic Drugs - 1.3%		
Alpharma, Cl A*	30,000	676
Par Pharmaceutical*	800	13
Total Medical-Generic Drugs		689
Medical-HMO - 0.0%		
AmeriGroup*	800	17
Total Medical-HMO		17
Medical-Nursing Homes - 1.6%		
Kindred Healthcare*	27,800	800
Total Medical-Nursing Homes		800
Medical-Outpatient/Home Medical - 3.1%		
Amedisys*	20,166	1,017
Amsurg*	23,100	562
Apria Healthcare Group*	1,400	27
Total Medical-Outpatient/Home Medical		1,606
Metal Processors & Fabricators - 0.4%		
Ladish*	10,600	218
Total Metal Processors & Fabricators		218
Metal-Aluminum - 0.0%		
Century Aluminum*	200	13
Total Metal-Aluminum		13
Miscellaneous Manufacturing - 0.1%		
Aptargroup	800	34
Total Miscellaneous Manufacturing		34
Motion Pictures & Services - 1.4%		
Lions Gate Entertainment*	68,500	710
Total Motion Pictures & Services		710
Multi-line Insurance - 1.1%		
Horace Mann Educators	39,550	554
Total Multi-line Insurance		554
Oil Companies-Exploration & Production - 10.2%		
Berry Petroleum, Cl A	21,100	1,242
GMX Resources*	17,500	1,297
Harvest Natural Resources*	2,600	29
McMoRan Exploration*	17,400	479
Penn Virginia	14,200	1,071
Petroleum Development*	7,800	519
Unit*	6,500	539
Total Oil Companies-Exploration & Production		5,176
Oil Field Machinery & Equipment - 1.1%		
Gulf Island Fabrication	11,900	582
Total Oil Field Machinery & Equipment		582
Oil Refining & Marketing - 0.6%		
Holly	8,900	329
Total Oil Refining & Marketing		329
Oil-Field Services - 2.0%		
Allis-Chalmers Energy*	21,750	387
Matrix Service*	28,450	656
Total Oil-Field Services		1,043
Paper & Related Products - 0.0%		
Buckeye Technologies*	2,600	22
Total Paper & Related Products		22
Platinum - 0.4%		
Stillwater Mining*	15,100	179
Total Platinum		179

Property/Casualty Insurance - 4.0%

Fpic Insurance Group*	11,700	530
Philadelphia Consolidated*	25,300	859
PMA Capital, Cl A*	3,900	36
RLI	600	30
Selective Insurance Group	28,500	535
Zenith National Insurance	900	32
Total Property/Casualty Insurance		2,022

Quarrying - 1.8%

Compass Minerals International	11,200	902
Total Quarrying		902

Reinsurance - 3.2%

Argo Group International Holdings*	800	27
IPC Holdings	31,700	842
Max Capital Group	33,300	710
Montpelier Re Holdings	1,900	28
Platinum Underwriters Holdings	1,000	33
Total Reinsurance		1,640

REITs-Diversified - 0.1%

CapitalSource	1,900	21
Investors Real Estate Trust	3,500	33
Total REITs-Diversified		54

REITS-Health Care - 1.4%

Omega Healthcare Investors	43,600	726
Total REITS-Health Care		726

REITs-Hotels - 0.8%

LaSalle Hotel Properties	16,600	417
Total REITs-Hotels		417

REITs-Mortgage - 0.8%

Capstead Mortgage	38,200	414
Total REITs-Mortgage		414

REITs-Office Property - 1.6%

Corporate Office Properties	11,600	398
Parkway Properties	11,700	395
Total REITs-Office Property		793

Rental Auto/Equipment - 1.6%

Aaron Rents	21,025	469
Mcgrath Rentcorp	13,600	334
Total Rental Auto/Equipment		803

Research & Development - 1.4%

Kendle International*	19,100	694
Total Research & Development		694

Retail-Apparel/Shoe - 1.0%

Aeropostale*	16,000	501
Total Retail-Apparel/Shoe		501

Retail-Discount - 0.5%

Fred's, Cl A	23,600	265
Total Retail-Discount		265

Retail-Office Supplies - 0.7%

School Specialty*	11,600	345
Total Retail-Office Supplies		345

Retail-Pawn Shops - 1.5%

Cash America International	12,000	372
Ezcorp, Cl A*	30,700	391
Total Retail-Pawn Shops		763

Retail-Restaurants - 1.1%		
Bob Evans Farms	1,100	31
Jack in the Box*	22,200	498
Triarc, Cl A	3,600	23
Total Retail-Restaurants		552
Retail-Video Rental - 0.0%		
Blockbuster, Cl A*	3,300	8
Total Retail-Video Rental		8
S&L/Thrifts-Western US - 0.0%		
Downey Financial	1,100	3
Total S&L/Thrifts-Western US		3
Steel-Producers - 1.8%		
Schnitzer Steel Industries, Cl A	7,800	894
Total Steel-Producers		894
Super-Regional Banks-US - 0.0%		
Huntington Bancshares	900	5
Total Super-Regional Banks-US		5
Telecommunications Equipment - 2.8%		
Comtech Telecommunications*	21,150	1,036
Tekelec*	27,000	397
Total Telecommunications Equipment		1,433
Telecommunications Services - 0.1%		
Global Crossing*	1,500	27
Total Telecommunications Services		27
Therapeutics - 0.0%		
BioMarin Pharmaceuticals*	800	23
Total Therapeutics		23
Toys - 1.4%		
Marvel Entertainment*	21,700	697
Total Toys		697
Transport-Air Freight - 0.4%		
Atlas Air Worldwide Holdings*	4,000	198
Total Transport-Air Freight		198
Transport-Equipment & Leasing - 1.1%		
GATX	12,900	572
Total Transport-Equipment & Leasing		572
Transport-Marine - 1.2%		
Kirby*	12,300	590
Overseas Shipholding Group	500	40
Total Transport-Marine		630
Transport-Services - 1.1%		
Bristow Group*	11,700	579
Total Transport-Services		579
Veterinary Diagnostics - 1.0%		
VCA Antech*	19,000	528
Total Veterinary Diagnostics		528
Total Common Stock (Cost $41,209)		**49,142**
Investment Company - 1.0%		
Value-Small Cap - 1.0%		
iShares Russell 2000 Value Index Fund	7,900	506
Total Value-Small Cap		506
Total Investment Company (Cost $533)		**506**
Money Market Fund - 6.6%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	3,361,081	3,361

Total Money Market Fund (Cost $3,361)		**3,361**
Total Investments - 104.0% (Cost $45,103)†		**53,009**
Other Assets and Liabilities, Net - (4.0)%		**(2,020)**
Total Net Assets - 100.0%	**$**	**50,989**

* Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

CI - Class
HMO - Health Maintenance Organization
REITs - Real Estate Investment Trusts
S&L - Savings and Loan

Cost figures are shown with the "000's" omitted

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $45,103 (000), and the unrealized appreciation and depreciation wer $11,517 (000) and $(3,611) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 53,009
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	**$ 53,009**

Old Mutual Barrow Hanley Core Bond Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Face Amount/ Shares (000)		Value (000)
Mortgage Related - 12.5%			
Banc of America Mortgage Securities,			
CMO, Ser 2004-8, Cl 3A1			
5.250%, 10/25/19	$ 527	$	522
Banc of America Mortgage Securities,			
CMO, Ser 2005-D, Cl 2A4			
4.787%, 05/25/35 (B)	585		577
Bear Stearns Commercial Mortgage Securities,			
CMBS, Ser 2004-PWR5, Cl A4			
4.831%, 07/11/42	485		468
Bear Stearns Commercial Mortgage Securities,			
CMBS, Ser 2005-T20, Cl A2			
5.127%, 10/12/42 (B)	510		509
Bear Stearns Commercial Mortgage Securities,			
CMBS, Ser 2006-T22, Cl A2			
5.464%, 04/12/38 (B)	305		305
Chase Mortgage Finance, CMO,			
Ser 2006-A1, Cl 2A2			
6.059%, 09/25/36 (B)	490		471
Chase Mortgage Finance, CMO,			
Ser 2006-A1, Cl 4A1			
6.032%, 09/25/36 (B)	494		467
Chase Mortgage Finance, CMO,			
Ser 2007-A1, Cl 12A2			
5.935%, 03/25/37 (B)	385		368
Citicorp Mortgage Securities, CMO,			
Ser 2006-3, Cl 2A1			
5.500%, 06/25/21	341		333
Citigroup Commercial Mortgage Trust, CMBS,			
Ser 2004-C2, Cl A3,			
4.380%, 10/15/41	475		462
Countrywide Home Loan Mortgage Pass Through Trust, CMO,			
Ser 2007-18, Cl 1A1			
6.000%, 11/25/37	640		613
Freddie Mac REMIC, CMO,			
Ser 3329, Cl WK,			
6.000%, 12/15/31	600		617
JP Morgan Chase Commercial Mortgage Securities, CMBS,			
Ser 2005-LDP1, Cl A2			
4.625%, 03/15/46	615		612
JP Morgan Chase Commercial Mortgage Securities, CMBS,			
Ser 2004-CBX, Cl A4			
4.529%, 01/12/37	150		146

Prime Mortgage Trust, CMO,		
Ser 2005-2, Cl 1A3		
5.250%, 07/25/20	569	565
Wells Fargo Mortgage Backed Securities Trust, CMO,		
Ser 2006-11, Cl A8		
6.000%, 09/25/36	296	281
Wells Fargo Mortgage Backed Securities Trust, CMO,		
Ser 2007-7, Cl A1		
6.000%, 06/25/37	473	458
Total Mortgage Related (Cost $7,835)		**7,774**
U.S. Treasury Obligations - 25.7%		
U.S. Treasury Bond, 5.000%, 05/15/37	1,780	1,913
U.S. Treasury Notes		
4.750%, 05/15/14	4,250	4,556
3.875%, 05/15/18	2,930	2,906
3.125%, 04/30/13	6,725	6,669
Total U.S. Treasury Obligations (Cost $15,849)		**16,044**
U.S. Government Agency Obligations - 30.1%		
FHLMC		
6.500%, 04/01/35	18	19
6.500%, 08/01/37	66	68
6.500%, 05/01/38	624	644
6.000%, 08/01/29	51	52
6.000%, 07/01/37	222	225
6.000%, 09/01/37	373	378
6.000%, 12/01/37	176	178
6.000%, 04/01/38	715	723
5.897%, 12/01/36 (B)	719	729
5.839%, 01/01/37 (B)	647	657
5.796%, 03/01/37 (B)	361	367
5.500%, 09/01/19	117	118
5.500%, 07/01/20	295	298
5.500%, 08/01/20	415	421
5.500%, 04/01/22	38	39
5.500%, 06/01/22	4	4
5.500%, 07/01/23	160	161
5.500%, 11/01/36	347	342
5.500%, 12/01/36	498	492
5.500%, 05/01/37	628	619
5.256%, 04/01/37(B)	416	418
5.000%, 11/01/21	23	23
5.000%, 05/01/22	337	334
5.000%, 04/01/23	505	499
5.000%, 05/01/23	350	346
5.000%, 09/01/35	577	554
5.000%, 06/01/38	445	427
FNMA		
6.500%, 08/01/37	920	948
6.500%, 11/01/37	222	229
6.500%, 01/01/38	228	235
6.000%, 01/01/29	259	263
6.000%, 12/01/34	32	32
6.000%, 12/01/34	34	35

6.000%, 10/01/36	4	4
6.000%, 11/01/36	188	190
6.000%, 12/01/36	357	360
6.000%, 01/01/37	138	139
6.000%, 11/01/37	893	902
5.500%, 04/01/21	125	127
5.500%, 11/01/21	48	48
5.500%, 12/01/33	124	123
5.500%, 12/01/35	611	604
5.500%, 01/01/36	50	49
5.500%, 01/01/36	527	521
5.500%, 02/01/36	346	343
5.500%, 03/01/36	208	206
5.500%, 03/01/36	48	47
5.500%, 04/01/36	86	85
5.500%, 11/01/36	499	493
5.500%, 11/01/36	547	540
5.500%, 12/01/36	1,002	990
5.500%, 01/01/37	299	295
5.000%, 03/01/20	16	16
5.000%, 03/01/36	472	454
5.000%, 03/01/38	1,399	1,342
Total U.S. Government Agency Obligations (Cost $18,781)		**18,755**
Corporate Bonds - 27.5%		
American Express		
8.150%, 03/19/38	100	111
American Express Credit, MTN,		
5.875%, 05/02/13	200	199
American General Finance		
4.000%, 03/15/11	290	270
Ameriprise Financial		
5.350%, 11/15/10	305	306
Apache		
5.250%, 04/15/13	325	329
ArcelorMittal, 144A		
6.125%, 06/01/18	200	195
Archer-Daniels-Midland		
6.450%, 01/15/38	95	95
AstraZeneca		
5.400%, 09/15/12	265	271
AT&T Wireless		
8.750%, 03/01/31	160	190
Bank of America		
5.750%, 12/01/17	345	324
Bank of New York Mellon		
4.950%, 11/01/12	95	95
Bank One		
5.900%, 11/15/11	340	346
Bear Stearns		
7.250%, 02/01/18	95	99
Best Buy, 144A		
6.750%, 07/15/13	140	142

Cameron International		
6.375%, 07/15/18	95	96
Canadian Natural Resources		
6.700%, 07/15/11	120	125
Caterpillar Financial Services, MTN,		
4.850%, 12/07/12	135	135
Chubb		
6.500%, 05/15/38	70	67
Citigroup		
6.125%, 11/21/17	140	134
Columbus Southern Power		
5.500%, 03/01/13	285	285
Comcast		
5.875%, 02/15/18	90	87
5.300%, 01/15/14	185	179
Computer Sciences, 144A		
6.500%, 03/15/18	150	151
5.500%, 03/15/13	45	44
Countrywide Home Loans		
4.000%, 03/22/11	45	41
Covidien International Finance		
5.450%, 10/15/12	105	106
CRH America		
6.000%, 09/30/16	215	199
Deutsche Telekom International Finance		
8.000%, 06/15/10	95	100
Diageo Capital		
5.750%, 10/23/17	115	114
DirecTV Holdings/Financing, 144A		
7.625%, 05/15/16	165	163
Dominion Resources		
5.600%, 11/15/16	80	77
Dr Pepper Snapple Group, 144A		
6.820%, 05/01/18	85	85
Duke Energy Indiana		
6.050%, 06/15/16	220	219
Eaton		
5.600%, 05/15/18	115	114
ERP Operating		
5.125%, 03/15/16	360	325
Federal Home Loan Bank		
5.250%, 11/03/09	165	166
5.000%, 10/16/09	570	573
FNMA		
5.125%, 01/02/14	235	235
FPL Group Capital		
5.625%, 09/01/11	360	371
Freddie Mac		
5.400%, 03/17/21	1,175	1,205
Freddie Mac, MTN		
5.250%, 02/24/11	915	926
General Electric Capital, MTN,		
4.375%, 03/03/12	225	222

GlaxoSmithKline Capital		
6.375%, 05/15/38	115	114
Goldman Sachs Group		
6.750%, 10/01/37	95	87
5.950%, 01/18/18	80	77
Hartford Financial Services Group		
5.375%, 03/15/17	140	132
Hewlett-Packard		
4.500%, 03/01/13	180	178
Hospira, 6.050%, 03/30/17	190	183
International Lease Finance		
5.750%, 06/15/11	180	168
International Paper		
7.400%, 06/15/14	220	220
Ipalco Enterprises, 144A		
7.250%, 04/01/16	145	143
John Deere Capital		
5.400%, 10/17/11	145	148
JPMorgan Chase		
6.000%, 01/15/18	240	234
Kraft Foods		
6.500%, 08/11/17	170	170
Lehman Brothers Holdings, MTN,		
6.200%, 09/26/14	140	134
Marathon Oil		
6.600%, 10/01/37	75	74
6.000%, 10/01/17	135	134
Masco		
6.125%, 10/03/16	125	113
Merrill Lynch		
5.450%, 02/05/13	95	90
Merrill Lynch, MTN		
6.875%, 04/25/18	105	100
MetLife		
5.375%, 12/15/12	140	141
5.000%, 06/15/15	220	214
MidAmerican Energy Holdings		
5.875%, 10/01/12	225	231
Oracle		
4.950%, 04/15/13	145	146
Philips Electronics		
5.750%, 03/11/18	100	98
Prudential Financial, MTN,		
5.100%, 09/20/14	155	151
PSEG Power		
7.750%, 04/15/11	55	59
6.950%, 06/01/12	295	309
SBC Communications		
5.100%, 09/15/14	435	426
Schering-Plough		
6.750%, 12/01/33	135	137
Simon Property Group		
5.750%, 12/01/15	115	112

Southern Power		
6.250%, 07/15/12	165	172
Suncor Energy		
6.100%, 06/01/18	235	236
Telecom Italia Capital		
4.000%, 11/15/08	90	90
Time Warner Cable		
5.850%, 05/01/17	215	204
Transocean		
6.000%, 03/15/18	210	210
Tyco Electronics Group		
6.550%, 10/01/17	210	212
Union Electric		
6.700%, 02/01/19	115	116
UnitedHealth Group		
5.250%, 03/15/11	330	328
Verizon Communications,		
6.400%, 02/15/38	95	88
Wachovia		
5.700%, 08/01/13	105	101
Wachovia, MTN		
5.750%, 02/01/18	95	87
Wal-Mart Stores		
6.200%, 04/15/38	160	157
Washington Mutual Finance		
6.875%, 05/15/11	125	128
Weatherford International		
5.950%, 06/15/12	155	158
Wells Fargo		
4.375%, 01/31/13	130	126
Weyerhaeuser		
5.950%, 11/01/08	45	45
Willis North America		
6.200%, 03/28/17	90	80
Wyeth		
5.500%, 02/01/14	185	186
Xcel Energy		
5.613%, 04/01/17	377	367
Total Corporate Bonds (Cost $17,325)		**17,130**
Money Market Fund - 7.1%		
Dreyfus Cash Management Fund,		
Institutional Class, 2.780% (A)	4,436,296	4,436
Total Money Market Fund (Cost $4,436)		**4,436**
Total Investments - 102.9% (Cost $64,226)†		**64,139**
Other Assets and Liabilities, Net - (2.9)%		**(1,774)**
Total Net Assets - 100.0%	$	**62,365**

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On June 30, 2008, the value of these securities amounted to $923 (000), representing 1.5% of the net assets of the Old Mutual Barrow Hanley Core Bond Fund.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.
(B) - Floating Rate Security - The rate reported represents the security's rate as of June 30, 2008.

Cl — Class
CMBS — Commercial Mortgage-Backed Security
CMO — Collateralized Mortgage Obligation
FHLMC — Federal Home Loan Mortgage Corporation
FNMA — Federal National Mortgage Association
MTN — Medium Term Note
REMIC - Real Estate Mortgage Investment Conduit
Ser — Series

 Cost figures are shown with the "000's" omitted

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $64,226 (000), and the unrealized appreciation and depreciation were $437 (000) and $(524) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar

securities, interest rates, prepayment speeds, credit risk, etc.)

> Level 3 – significant unobservable inputs (including the Fund's own assumption in

determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 4,436
Level 2 – other significant observable inputs	59,703
Level 3 – significant unobservable inputs	-
Total	$ 64,139

 Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value.

	Investments (000)
Balance as of March 31, 2008	$ 390
Realized gain (loss)	-
Change in unrealized appreciation (depreciation)	-
Net purchases (sales)	-
Transfers in and/or out of Level 3	(390)
Balance as of June 30, 2008	$ -

Old Mutual Cash Reserves Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Face Amount (000)		Value (000)	
Certificates of Deposit - 26.7%				
ABN Amro				
2.740%, 08/04/08	$	600	$	600
Abbey National				
2.630%, 07/17/08		500		500
American Express Centurion				
2.770%, 10/06/08		600		600
BNP Paribas Finance				
2.650% 09/12/08		750		750
Bank of America				
2.650%, 09/08/08		600		600
Barclays Capital				
2.880%, 07/24/08		500		500
Calyon				
2.700%, 07/16/08		500		500
2.710%, 08/05/08		400		400
Citibank				
2.700%, 07/17/08		500		500
Deutsche Bank				
2.550%, 07/14/08		500		500
DNB Bank				
2.630%, 09/03/08		400		400
HSBC Bank				
2.590%, 07/14/08		500		500
Lloyds TSB				
2.600%, 09/17/08		500		500
Pfizer				
2.150%, 08/05/08		1,000		998
Rabobank				
2.820%, 07/22/08		500		500
Societe Generale				
2.910%, 07/31/08		400		400
Suntrust Bank				
2.550%, 07/08/08		400		400
Svenska Holdings				
2.690%, 07/18/08		500		500
UBS NY				
2.605%, 08/20/08		500		500
Total Certificates of Deposit (Cost $10,148)				**10,148**
Commercial Paper (A) - 33.3%				
Apreco				
2.510%, 7/8/2008		500		500
AstraZeneca				
3.550%, 07/14/08		1,000		999
Cafco				
2.450%, 07/03/08		500		500
Chariot Funding				
2.450%, 07/07/08		500		500
CRC Funding				

2.680%, 08/07/08	500	499
Danske		
2.540%, 08/27/08	500	498
Eureka Securitization		
2.920%, 07/02/08	700	700
Falcon Asset Securitization		
2.600%, 07/18/08	500	499
General Electric Capital		
2.610%, 07/23/08	800	799
2.200%, 08/14/08	500	499
Jupiter Securitization		
2.450%, 07/07/08	500	500
Kitty Hawk Funding		
2.650%, 07/24/08	550	549
Morgan Stanley		
2.590%, 8/18/08	600	598
Park Ave Receivables		
2.450%, 07/09/08	500	500
Prudential Funding		
2.470%, 09/15/08	1,000	995
Ranger Funding		
2.450%, 07/02/08	500	500
Southern		
2.150%, 07/10/08	1,000	999
Toyota Motor		
2.450%, 08/26/08	1,000	996
Westpac Banking		
2.800%, 10/17/08	500	496
Yorktown Capital		
2.430%, 7/2/08	500	500
Total Commercial Paper (Cost $12,626)		**12,626**
U.S. Government Agency Obligations (A) - 35.7%		
FNMA		
2.350%, 09/17/08	600	597
2.270%, 08/18/08	1,000	997
2.270%, 08/28/08	600	598
2.250%, 08/29/08	1,000	996
0.000%, 07/16/08	400	399
0.000%, 08/06/08	1,500	1,496
FHLB		
2.340%, 09/12/08	600	597
2.320%, 09/04/08	600	597
2.280%, 08/22/08	750	747
2.260%, 08/20/08	650	648
2.220%, 07/09/08	800	800
0.000%, 07/30/08	750	748
FHLMC		
2.450%, 09/22/08	600	597
2.240%, 08/18/08	500	498
0.000%, 07/11/08	1,000	999
0.000%, 08/04/08	750	748
0.000%, 09/02/08	1,500	1,495
Total U.S. Government Agency Obligations (Cost $13,557)		**13,557**
Repurchase Agreement - 4.2%		
Credit Suisse Securities		
2.550%, dated 06/30/08, to be		

repurchased on 07/01/2008, repurchase price $1,600,113 (collateralized by various U.S. Government Obligations ranging from $645,000 - $1,005,624, 5.500-6.000%, 02/01/36 - 06/01/38, total market value $1,632,019)	1,600	1,600
Total Repurchase Agreement (Cost $1,600)		**1,600**
Total Investments - 99.9% (Cost $37,931)†		**37,931**
Other Assets and Liabilities, Net - 0.1%		**43**
Total Net Assets - 100.0%	**$**	**37,974**

(A) - Discount Note - the rate reported on the Schedule of Investments represents the effective yield at the time of purchase.

FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
FHLB - Federal Home Loan Bank

Cost figures are shown with "000's" omitted

† For federal tax purposes, the Fund's approximate tax cost basis is equal to book cost.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

    Level 1 – quoted prices in active markets for identical securities
    Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
    Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ -
Level 2 – other significant observable inputs	37,931
Level 3 – significant unobservable inputs	-
Total	$ 37,931

Old Mutual Dwight High Yield Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares/Face Amount (000)	Value (000)
Corporate Bonds - 88.9%		
Advanta Capital Trust, Ser B		
8.990%, 12/17/26	$ 185	$ 116
Alliance One International		
11.000%, 05/15/12	271	279
Allied Waste North America		
5.750%, 02/15/11	260	255
Aramark		
8.500%, 02/01/15	105	103
6.373%, 02/01/15 (B)	173	162
Atlas Pipeline Partners, 144A		
8.750%, 06/15/18	400	397
Belden		
7.000%, 03/15/17	261	251
Cascades		
7.250%, 02/15/13	209	182
Cenveo, 144A		
10.500%, 08/15/16	400	396
Chattem		
7.000%, 03/01/14	300	291
Chesapeake Energy		
6.375%, 06/15/15	308	291
Citizens Communications		
9.000%, 08/15/31	367	330
Coleman Cable		
9.875%, 10/01/12	211	198
Connacher Oil and Gas, 144A		
10.250%, 12/15/15	165	174
D.R. Horton		
8.000%, 02/01/09	350	349
7.875%, 08/15/11	115	109
Denbury Resources		
7.500%, 12/15/15	300	299
E*Trade Financial		
7.875%, 12/01/15	261	224
Echostar DBS		
6.625%, 10/01/14	300	278
Evraz Group, 144A		
9.500%, 04/24/18	240	241
Ford Motor Credit		
7.375%, 10/28/09	443	403
FTI Consulting		
7.750%, 10/01/16	220	226
GMAC		
7.000%, 02/01/12	243	169
Ikon Office Solutions		
7.750%, 09/15/15	188	188
Ipalco Enterprises, 144A		
7.250%, 04/01/16	240	236
Kansas City Southern		
9.375%, 05/01/12	75	78
Kansas City Southern Railway		

8.000%, 06/01/15	125	126
KB Home		
7.750%, 02/01/10	250	255
Lamar Media		
7.250%, 01/01/13	350	336
Landry's Restaurants		
9.500%, 12/15/14	339	332
Levi Strauss		
9.750%, 01/15/15	300	302
Mashantucket Western Pequot Tribe, 144A		
8.500%, 11/15/15	400	353
MGM Mirage		
6.625%, 07/15/15	80	64
5.875%, 02/27/14	90	73
OPTI Canada		
8.250%, 12/15/14	250	249
Peabody Energy		
7.875%, 11/01/26	350	352
Provident		
7.250%, 03/15/28	367	335
Pulte Homes		
8.125%, 03/01/11	50	49
7.875%, 08/01/11	50	49
Residential Capital, 144A		
8.500%, 05/15/10	55	46
RH Donnelley, 144A		
11.750%, 05/15/15	177	162
8.875%, 10/15/17	8	5
Roadway		
8.250%, 12/01/08	231	231
Rogers Communications		
6.750%, 03/15/15	50	51
Southwestern Energy, 144A		
7.500%, 02/01/18	256	263
Sprint Capital		
6.375%, 05/01/09	350	350
Stater Brothers Holdings		
8.125%, 06/15/12	230	231
7.750%, 04/15/15	18	18
Toys R US		
7.875%, 04/15/13	80	66
True Temper Sports		
8.375%, 09/15/11	325	211
Uno Restaurant, 144A		
10.000%, 02/15/11	58	27
Valassis Communication		
8.250%, 03/01/15	277	252
Videotron Ltee, 144A		
9.125%, 04/15/18	240	251
Xerox Capital Trust I		
8.000%, 02/01/27	125	122
Total Corporate Bonds (Cost $11,825)		**11,386**
Asset-Backed Securities - 2.5%		
Home Equity Loans - 2.5%		
Countrywide Asset-Backed Certificates,		
Ser 2003-2, Cl M2, 4.958%, 03/26/33 (B)	268	170
Residential Funding Mortgage Securities I,		
Ser 2005-HI3, Cl A2, 5.090%, 09/25/35	90	87
Residential Funding Mortgage Securities I,		
Ser 2006-HSA2, Cl AI2, 5.497%, 03/25/36 (B)	139	67

Total Home Equity Loans			324
Total Asset-Backed Securities (Cost $479)			**324**
Mortgage Related - 1.4%			
Granite Master Issuer,			
Ser 2007-1, Cl 2A1			
2.873%, 12/20/54 (B)		180	175
Total Mortgage Related (Cost $168)			**175**
Money Market Fund - 7.6%			
Dreyfus Cash Management Fund,			
Institutional Class, 2.780% (A)		972,049	972
Total Money Market Fund (Cost $972)			**972**
Total Investments - 100.4% (Cost $13,444)†			**12,857**
Other Assets and Liabilities, Net - (0.4)%			**(50)**
Total Net Assets - 100.0%		$	**12,807**

144A - Security exempt from registration under Rule 144A of the Securities Act of 1993. This security may be resold
    in transactions exempt from registration, normally to qualified institutional buyers. On June 30, 2008,
    the value of these securities amounted to $2,551 (000), representing 19.9% of net assets.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.

(B) - Floating Rate Security - The rate reported represents the security's rate as of June 30, 2008.

Cl - Class
Ser - Series

Cost figures are shown with the "000's" omitted

† At June 30, 2008, the approximate tax basis cost of the Fund's investment was $13,444 (000), and the unrealized
appreciation and depreciation were $104 (000) and $(691) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

      Level 1 – quoted prices in active markets for identical securities
      Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
      Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 972
Level 2 – other significant observable inputs	11,885
Level 3 – significant unobservable inputs	-
Total	$ 12,857

Old Mutual Dwight Intermediate Fixed Income Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares/ Face Amount (000)	Value (000)
U.S. Government Agency Obligations - 43.9%		
FNMA		
6.000%, 10/01/37	$ 155	$ 155
5.989%, 10/01/36 (B)	58	59
5.870%, 09/01/37 (B)	3,820	3,883
5.500%, 03/01/20	129	131
5.500%, 04/01/21	80	81
5.500%, 11/01/21	119	120
5.500%, 12/01/35	1,008	996
5.500%, 11/01/36	880	869
5.500%, 12/01/36	1,678	1,657
5.500%, 03/01/37	157	155
5.000%, 03/01/20	71	71
5.000%, 09/01/35	758	729
4.500%, 02/01/35	2,916	2,706
FNMA TBA		
6.50% 08/15/34	90	92
5.00% 07/18/21	400	396
FHLMC		
5.897%, 12/01/36 (B)	650	659
5.839%, 01/01/37 (B)	894	909
5.500%, 07/15/34	1,020	1,005
5.256%, 04/01/37 (B)	628	632
FHLMC TBA		
5.000% 07/15/35	2,395	2,295
FGLMC		
5.500%, 09/01/17	79	80
5.500%, 08/01/20	183	186
5.500%, 02/01/21	358	361
5.500%, 02/01/21	44	44
5.500%, 05/01/21	105	105
5.500%, 09/01/21	323	326
5.500%, 04/01/22	445	449
5.500%, 06/01/22	4	4
5.500%, 05/01/37	1,558	1,537
5.500%, 08/01/37	141	139
5.000%, 07/01/21	679	674
5.000%, 11/01/21	27	27
5.000%, 05/01/22	379	375
4.500%, 05/01/23	1,382	1,337
4.500%, 05/01/23	3,200	3,094
4.500%, 05/01/23	3,179	3,074
Total U.S. Government Agency Obligations (Cost $29,385)		**29,412**
Mortgage Related - 13.7%		
Adjustable Rate Mortgage Trust CMO,		
Ser 2004-4, Cl 3A1		
6.277%. 03/25/35 (B)	14	13
Banc of America Commercial Mortgage CMBS,		
Ser 2001-PB1, Cl A2		
5.787%, 05/11/35	462	466
Banc of America Commercial Mortgage CMBS,		
Ser 2005-6, Cl A4		
5.180%, 09/10/47 (B)	1,000	961
Banc of America Commercial Mortgage CMBS,		
Ser 2004-5, Cl A4		
4.936%, 11/10/41 (B)	746	714

Banc of America Funding CMO,
  Ser 2007-7, Cl 3A11
  6.744%, 09/25/37 (B)
	87	64

Banc of America Funding CMO,
  Ser 2007-7, Cl 3A3
  6.744%, 09/25/37 (B)
	69	67

Bear Stearns Commercial Mortgage Securities CMBS,
  Ser 1999-WF2, Cl A2
  7.080%, 07/15/31
	61	62

Commercial Mortgage Pass Through Certificates CMBS,
  Ser 1999-1, Cl A2
  6.455, 05/15/32
	22	22

Countrywide Home Loan Mortgage Pass Through Trust CMO,
  Ser 2004-HYB6, Cl A2
  4.555%, 11/20/34 (B)
	63	56

Crusade Global Trust CMO,
  Ser 2003-2, Cl A
  3.003%, 09/18/34 (B)
	49	48

CS First Boston Mortgage Securities CMBS,
  Ser 1997-C2, Cl D
  7.270%, 01/17/35
	410	411

DLJ Commercial Mortgage CMBS,
  Ser 2000-CF1, Cl A4
  8.020%, 06/10/33 (B)
	50	53

Fannie Mae REMICS CMO,
  Ser 2006-5, Cl 2A2
  2.623%, 02/25/35 (B)
	85	84

FHLMC Multifamily Structured Pass Through Certificates CMBS,
  K001, Cl A3
  5.469%, 01/25/12 (B)
	41	41

Ge Capital Commercial Mortgage CMBS,
  Ser 2004-C3, Cl A1
  3.752%, 07/10/39
	16	16

GS Mortgage Securities Corp II CMBS,
  Ser 1998-C1, Cl B
  6.970%, 10/18/30
	75	75

GS Mortgage Securities Corp II CMBS,
  Ser 2004-GG2, Cl A4
  4.964%, 08/10/38
	415	412

GSR Mortgage Loan Trust CMO,
  Ser 2005-AR3, Cl 4A1
  5.963%, 05/25/35 (B)
	42	42

GSR Mortgage Loan Trust CMO,
  Ser 2005-AR4, Cl 5A1
  5.400%, 07/25/35 (B)
	23	22

JP Morgan Chase Commercial Mortgage Securities,
  Ser 2001-CIB2, Cl D
  6.847%, 04/15/35
	150	156

JP Morgan Chase Commercial Mortgage Securities CMBS,
  Ser 2004-C2, Cl A1
  4.278%, 05/15/41
	885	883

JP Morgan Chase Commercial Mortgage Securities CMBS,
  Ser 2004-CB9, Cl A1
  3.475%, 06/12/41 (B)
	32	32

JP Morgan Chase Commercial Mortgage Securities CMBS,
  Ser 2005-CB13, Cl A1
  3.635%, 01/12/43
	22	22

LB Commercial Conduit Mortgage Trust CMBS,
  Ser 1999-C1, Cl A2
  6.780%, 06/15/31
	66	67

LB-UBS Commercial Mortgage Trust CMBS,
  Ser 2001-C2, Cl A2
  6.653%, 11/15/27
	80	83

LB-UBS Commercial Mortgage Trust CMBS,
  Ser 2005-C7, Cl AM
  5.263%, 11/15/40 (B)
	1,000	945

Luminent Mortgage Trust CMO,		
Ser 2006-6, Cl A1		
2.683%, 10/25/46 (B)	64	46
Merrill Lynch Mortgage Trust CMBS,		
Ser 2004-BPC1, Cl AJ		
4.922%, 10/12/41 (B)	100	88
Merrill Lynch/Countrywide Commercial Mortgage Trust CMBS,		
Ser 2006-4, Cl A1		
3.642%, 12/12/49 (B)	61	59
MLCC Mortgage Investors CMO,		
Ser 2005-A, Cl A1		
2.713%, 03/25/30 (B)	17	16
Morgan Stanley Capital I CMBS,		
Ser 2005-HQ7, Cl A1		
3.864%, 11/14/42	21	21
Morgan Stanley Dean Witter Capital I CMBS,		
Ser 2001-TOP5, Cl A4		
6.390%, 10/15/35	784	803
Morgan Stanley Dean Witter Capital I CMBS,		
Ser 2002-HQ, Cl A3		
6.510%, 04/15/34	60	61
Nationslink Funding CMBS,		
Ser 1999-1, Cl A2		
6.316%, 01/20/31	59	60
PNC Mortgage Acceptance,		
Ser 2001-C1, Cl A2		
6.360%, 03/12/34	725	743
Protective Finance 144A,		
Ser 2007-PLA, Cl A1		
5.325%, 03/14/38	1,209	1,209
Wachovia Bank Commercial Mortgage Trust CMBS,		
Ser 2005-C20, Cl AMFX		
5.179%, 07/15/42 (B)	80	76
Wells Fargo Mortgage Backed Securities Trust CMO,		
Ser 2004-Z, Cl 2A1		
4.573%, 12/25/34 (B)	46	44
Wells Fargo Mortgage Backed Securities Trust CMO,		
Ser 2005-AR10, Cl 2A2		
4.109%, 06/25/35 (B)	45	43
Wells Fargo Mortgage Backed Securities Trust,		
Ser 2006-AR10, Cl 5A5		
5.595%, 07/25/36	125	117
Total Mortgage Related (Cost $9,360)		**9,203**
Corporate Bond - 14.4%		
Alliance One International		
11.000%, 05/15/12	246	253
American Airlines		
7.250%, 02/05/09	150	147
Anheuser-Busch		
5.500%, 01/15/18	500	469
CBG Florida REIT 144A		
7.114%, 05/29/49 (B)	60	16
Citigroup		
5.850%, 07/02/13	550	544
DP World Sukuk 144A		
6.250%, 07/02/17	560	521
DR Horton		
8.000%, 02/01/09	38	38
Embarq		
7.082%, 06/01/16	560	532
General Electric Capital		
5.720%, 08/22/11	305	307
Ikon Office Solutions		
7.750%, 09/15/15	26	26
iStar Financial		
5.650%, 09/15/11	617	528

M&I Marshall & Ilsley Bank		
5.150%, 02/22/12 (B)	585	571
M&T Bank		
6.625%, 12/04/17	225	217
National City		
5.521%, 06/07/17	550	447
Natixis 144A		
10.000%, 04/29/49 (B)	450	447
PNC Bank NA		
6.000%, 12/07/17	565	535
Regions Bank/Birmingham		
7.500%, 05/15/18	450	448
SunTrust Bank		
7.250%, 03/15/18	548	547
Telecom Italia Capital		
4.000%, 11/15/08	465	465
Tengizchevroil Finance SARL 144A		
6.124%, 11/15/14	511	492
Union Pacific		
3.875%, 02/15/09	440	439
Valassis Communication		
8.250%, 03/01/15	20	18
WEA Finance 144A		
7.125%, 04/15/18	575	589
Wells Fargo Capital XIII		
7.700%, 12/29/49 (B)	668	664
WR Berkley		
5.600%, 05/15/15	50	48
Xcel Energy		
5.613%, 04/01/17	293	285
Xstrata Finance Canada 144A		
5.500%, 11/16/11	55	54
Total Corporate Bond (Cost $9,903)		**9,647**
U.S. Treasury Obligations - 17.0%		
United States Treasury Bill (C)		
1.460%, 08/28/08	100	100
U.S. Treasury Bond		
4.750%, 02/15/37	110	114
4.375%, 02/15/38	400	391
U.S. Treasury Notes		
4.625%, 11/15/09	160	165
4.125%, 08/31/12	40	41
3.875%, 05/15/18	2,410	2,390
3.625%, 12/31/12	20	20
3.500%, 05/31/13	2,620	2,639
3.125%, 04/30/13	1,799	1,784
2.875%, 01/31/13	182	179
2.750%, 02/28/13	43	42
2.625%, 05/31/10	1,800	1,800
2.500%, 03/31/13	78	75
2.125%, 04/30/10	1,635	1,623
Total U.S. Treasury Obligations (Cost $11,362)		**11,363**
Asset-Backed Securities - 6.3%		
Aircraft Certificate Owner Trust 144A,		
Ser 2003-1A, Cl D		
6.455%, 09/20/22	54	56
CIT Group Home Equity Loan Trust,		
Ser 2002-1, Cl AF5		
6.710%, 02/25/33	5	4
Countrywide Asset-Backed Certificates,		
Ser 2003-5, Cl MF2		
5.959%, 11/25/33 (B)	47	30
Countrywide Asset-Backed Certificates,		
Ser 2003-2, Cl M2		
4.958%, 03/26/33 (B)	14	9

Countrywide Asset-Backed Certificates,		
Ser 2005-7, Cl AF6		
4.693%, 10/25/35 (B)	38	33
Citigroup Mortgage Loan Trust,		
Ser 2006-WF2, Cl A2C		
5.852%, 05/25/36 (B)	70	68
Equivantage Home Equity Loan Trust,		
Ser 1996-3, Cl A3		
7.700%, 09/25/27	9	7
Fannie Mae Whole Loan,		
Ser 2002-W11, Cl AF5		
4.978%, 11/25/32 (B)	13	13
HFC Home Equity Loan Asset Backed Certificates,		
Ser 2006-2, Cl A1		
2.632%, 03/20/36 (B)	92	81
Indymac Home Equity Loan Asset-Backed Trust,		
Ser 2001-A, Cl AF6		
6.537%, 11/25/30 (B)	3	2
JP Morgan Mortgage Acquisition,		
Ser 2006-FRE2, Cl A3		
2.660%, 02/25/36 (B)	91	88
JP Morgan Mortgage Acquisition,		
Ser 2006-CW1, Cl A2		
2.523%, 05/25/36 (B)	-	-
Long Beach Mortgage Loan Trust,		
Ser 2006-WL3, Cl 2A2		
2.633%, 01/25/36 (B)	50	49
Oil and Gas Royalty Trust 144A,		
Ser 2005-1A, Cl A		
5.090%, 07/28/12	279	279
PP&L Transition Bond,		
Ser 1999-1, Cl A8		
7.150%, 06/25/09	347	352
Peco Energy Transition Trust,		
Ser 2001-A, Cl A1		
6.520%, 12/31/10	490	513
People's Financial Realty Mortgage Securities Trust,		
Ser 2006-1, Cl 1A1		
2.553%, 09/25/36 (B)	55	54
RAAC Series,		
Ser 2006-SP2, Cl A1		
2.553%, 02/25/36 (B)	14	14
Renaissance Home Equity Loan Trust,		
Ser 2007-1, Cl AF2		
5.512%, 04/25/37 (B)	65	62
Renaissance Home Equity Loan Trust,		
Ser 2007-3, Cl AF2		
6.998%, 09/25/37 (B)	145	139
Residential Asset Securities,		
Ser 2001-KS2, Cl AI5		
7.514%, 06/25/31 (B)	27	23
Residential Asset Securities,		
Ser 2001-KS3, Cl AI6		
5.960%, 09/25/31 (B)	27	25
Securitized Asset Backed Receivables LLC Trust,		
Ser 2006-NC1, Cl A1		
2.543%, 03/25/36 (B)	4	4
Soundview Home Equity Loan Trust,		
Ser 2006-OPT3, Cl 2A2		
2.543%, 06/25/36 (B)	58	57
Structured Asset Investment Loan Trust,		
Ser 2003-BC3, Cl M2		
5.408%, 04/25/33 (B)	2	1
TXU Electric Delivery Transition Bond,		
Ser 2004-1, Cl A2		
4.810%, 11/17/14	425	428

Terwin Mortgage Trust,		
Ser 2005-14HE, Cl AF2		
4.849%, 08/25/36 (B)	143	140
USAA Auto Owner Trust,		
Ser 2008-1, Cl A3		
4.160%, 04/16/12	1,125	1,129
Wells Fargo Home Equity Trust,		
Ser 2004-2, Cl AI3		
3.970%, 05/25/34 (B)	565	551
Total Asset-Backed Securities (Cost $4,242)		**4,211**
Money Market Fund - 25.5%		
Dreyfus Cash Management Fund,		
Institutional Class, 2.780% (A)	17,096,490	17,096
Total Money Market Fund (Cost $17,096)		**17,096**
Total Investments - 120.8% (Cost $81,348)†		**80,932**
Other Assets and Liabilities, Net - (20.8)%		**(13,959)**
Total Net Assets - 100.0%	$	**66,973**

144A - Security exempt from registration under Rule 144A of the Securities Act of 1993. This security may be resold
    in transactions exempt from registration, normally to qualified institutional buyers. On June 30, 2008,
    the value of these securities amounted to $3,663 (000) representing 5.5% of net assets.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.
(B) - Floating Rate Security - The rate reported represents the security's rate as of June 30, 2008.
(C) - All or portion of the security has been pledged as collateral for open futures contracts.

Cl - Class
CMBS - Commercial Mortgage-Bakced Security
CMO - Collateralized Mortgage Obligation
FGLMC - Federal Home Loan Mortgage Gold
FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
REMICS - Real Estate Mortgage Investment Conduit
Ser - Series

TBA - Security traded under delayed delivery commitments settling after June 30, 2008. Income on this security
    will not be earned until the settlement date.

Amounts designated as "-" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

The Fund had the following futures contracts open as of June 30, 2008:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
5 Year U.S. Treasury Note - Long	62	$ 6,854	September 2008	$ (23)
2 Year U.S. Treasury Note - Long	32	6,759	September 2008	4
10 Year U.S. Treasury Note - Short	(16)	(1,823)	September 2008	(3)
U.S. Long Bond - Short	(8)	(925)	September 2008	(21)
				$ (43)

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $81,348 (000), and the unrealized appreciation and depreciation were
  $319 (000) and $(735) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)	Futures* (000)
Level 1 – quoted prices	$ 17,096	$ (43)
Level 2 – other significant observable inputs	63,344	-
Level 3 – significant unobservable inputs	492	-
Total	$ 80,932	$ (43)

* Futures contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value.

	Investments (000)
Balance as of March 31, 2008	$ 514
Realized gain (loss)	-
Change in unrealized appreciation (depreciation)	(19)
Net purchases (sales)	(3)
Transfers in and/or out of Level 3	-
Balance as of June 30, 2008	$ 492

Old Mutual Dwight Short Term Fixed Income Fund

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2008 (UNAUDITED)

Description	Face Amount (000) / Shares	Value (000)
Mortgage Related - 48.1%		
Bear Stearns Commercial Mortgage Securities,		
Ser 2000-WF2, Cl B		
7.460%, 10/15/32 (B)	$ 1,500	$ 1,565
Bear Stearns Commercial Mortgage Securities,		
Ser 2001-TOP4, Cl A1		
5.060%, 11/15/16	1,495	1,498
Bear Stearns Commercial Mortgage Securities,		
Ser 2004-PWR3, Cl A1		
3.236%, 02/11/41	755	752
Chase Commercial Mortgage Securities,		
Ser 1999-2, Cl B		
7.343%, 01/15/32 (B)	1,750	1,805
Citigroup Commercial Mortgage Trust 144A,		
Ser 2005-EMG, Cl A2		
4.221%, 09/20/51	3,000	2,982
Citigroup Commercial Mortgage Trust,		
Ser 2004-C2, Cl A1		
3.787%, 10/15/41	700	698
Commercial Mortgage Acceptance,		
Ser 1998-C2, Cl C		
6.314%, 09/15/30 (B)	2,140	2,140
Commercial Mortgage Pass Through Certificates,		
Ser 2004-LB2A, Cl A1		
2.964%, 03/10/39	155	155
Countrywide Alternative Loan Trust,		
Ser 2006-J4, Cl 1A3		
6.250%, 07/25/36	4,217	4,026
Countrywide Home Loan Mortgage Pass Through Trust,		
Ser 2004-13, Cl 2A17		
5.750%, 08/25/34	2,608	2,604
CS First Boston Mortgage Securities,		
Ser 1997-C2, Cl D		
7.270%, 01/17/35	1,165	1,169
CS First Boston Mortgage Securities,		
Ser 1999-C1, Cl A2		
7.290%, 09/15/41	1,682	1,720
First Union Commercial Mortgage Trust,		
Ser 1999-C1, Cl A2		
6.070%, 10/15/35	1,745	1,747
GMAC Commercial Mortgage Securities,		
Ser 2003-C3, Cl A1		
3.400%, 04/10/40	533	532
Greenwich Capital Commercial Funding,		
Ser 2005-GG3, Cl A2		
4.305%, 08/10/42	2,500	2,482
GSR Mortgage Loan Trust,		
Ser 2004-12, Cl 3A3		
4.389%, 12/25/34 (B)	193	192
GSR Mortgage Loan Trust,		
Ser 2005-AR3, Cl 3A2		
5.029%, 05/25/35 (B)	1,797	1,674

Heller Financial Commercial Mortgage Asset,		
Ser 1999-PH1, Cl A2		
6.847%, 05/15/31(B)	2,124	2,135
JP Morgan Chase Commercial Mortgage Securities,		
Ser 2005-LDP5, Cl A1		
5.035%, 12/15/44	5,557	5,566
JP Morgan Chase Commercial Mortgage Securities,		
Ser 2006-CB14, Cl A1		
3.845%, 12/12/44	1,447	1,429
LB-UBS Commercial Mortgage Trust,		
Ser 2003-C3, Cl A2		
3.086%, 05/15/27	74	74
LB-UBS Commercial Mortgage Trust,		
Ser 2003-C5, Cl A2		
3.478%, 07/15/27	1,266	1,263
LB-UBS Commercial Mortgage Trust,		
Ser 2003-C8, Cl A2		
4.207%, 11/15/27	2,750	2,745
LB-UBS Commercial Mortgage Trust,		
Ser 2004-C1, Cl A1		
2.964%, 01/15/29	761	759
LB-UBS Commercial Mortgage Trust,		
Ser 2005-C7, Cl A2		
5.103%, 11/15/30	3,200	3,201
Lehman Brothers Floating Rate Commercial Mortgage Trust 144A,		
Ser 2006-LLFA, Cl A1		
2.551%, 09/15/21(B)	2,646	2,516
Merrill Lynch Mortgage Trust,		
Ser 2002-MW1, Cl A2		
4.929%, 07/12/34	1,170	1,168
Merrill Lynch Mortgage Trust,		
Ser 2004-MKB1, Cl A1		
3.563%, 02/12/42	1,905	1,900
Merrill Lynch/Countrywide Commercial Mortgage Trust,		
Ser 2007-9, Cl A1		
4.277%, 09/12/49	2,808	2,724
MLCC Mortgage Investors,		
Ser 2004-1, Cl 1A		
7.039%, 12/25/34 (B)	1,287	1,276
Morgan Stanley Capital I,		
Ser 2003-IQ5, Cl A3		
4.710%, 04/15/38	1,031	1,031
Morgan Stanley Capital I,		
Ser 2004-HQ3, Cl A2		
4.050%, 01/13/41	3,227	3,192
Morgan Stanley Capital I,		
Ser 2005-T19, Cl A1		
4.478%, 06/12/47	1,362	1,356
Protective Finance 144A,		
Ser 2007-PLA, Cl A1		
5.325%, 03/14/38	1,358	1,359
Prudential Commercial Mortgage Trust,		
Ser 2003-PWR1, Cl A1		
3.669%, 02/11/36	799	781
Prudential Securities Secured Financing,		
Ser 1998-C1, Cl C		
6.742%, 05/15/10	223	223

Residential Funding Mortgage Securities I, Ser 2004-S6, Cl 1A4 5.500%, 06/25/34	3,219	3,205
Sequoia Mortgage Trust, Ser 2004-12, Cl A1 4.204%, 01/20/35 (B)	1,109	1,055
Sequoia Mortgage Trust, Ser 2004-9, Cl A2 4.171%, 10/20/34 (B)	1,338	1,254
Structured Asset Securities, Ser 2002-21A, Cl 4A1 5.150%, 11/25/32 (B)	2,419	2,293
Structured Asset Securities, Ser 2004-21XS, Cl 2A2 3.590%, 12/25/34	1,292	1,288
Wachovia Bank Commercial Mortgage Trust, Ser 2004-C10, Cl A1 3.065%, 02/15/41	1,620	1,613
Wells Fargo Mortgage Backed Securities Trust, Ser 2002-18, Cl 2A4 6.000%, 12/25/32	1,055	1,031
Wells Fargo Mortgage Backed Securities Trust, Ser 2005-AR3, Cl 2A1 4.204%, 03/25/35 (B)	3,518	3,420
Total Mortgage Related (Cost $78,193)		**77,598**
U.S. Treasury Obligations - 8.3%		
U.S. Treasury Note		
4.750%, 01/31/12	4,564	4,816
3.125%, 11/30/09	750	758
4.625%, 02/29/12	7,500	7,889
Total U.S. Treasury Obligations (Cost $12,881)		**13,463**
U.S. Government Mortgage-Backed Obligations - 15.3%		
FHLMC		
6.000%, 08/15/34	7,000	7,049
FNMA		
5.500%, 08/01/17	2,474	2,517
5.500%, 07/05/19	15,000	15,098
Total U.S. Government Mortgage-Backed Obligations (Cost $24,505)		**24,664**
Asset-Backed Securities - 12.5%		
Automobile Sequential - 1.9%		
Nissan Auto Receivables Owner Trust, Ser 2008-B, Cl A3 4.460%, 04/16/12	3,000	3,012
Total Automobile Sequential		3,012
Credit Card - 3.1%		
Bank One Issuance Trust, Ser 2004-A6, Cl A6 3.940%, 04/16/12	3,196	3,203
Capital One Multi-Asset Execution Trust, Ser 2006-A7, Cl A7 2.501%, 03/17/14 (B)	1,772	1,730
Total Credit Card		4,933
Home Equity Loans - 3.4%		
GSAA Trust, Ser 2005-12, Cl AV1 3.506%, 09/25/35 (B)	278	276
HFC Home Equity Loan Asset Backed Certificates, Ser 2006-3, Cl A3F 5.630%, 03/20/36	4,305	3,967

Wells Fargo Home Equity Trust,
   Ser 2004-2, Cl AI3
   3.970%, 05/25/34 (B)
	1,150	1,121

Fannie Mae Whole Loan,
   Ser 2001-W4, Cl AF5
   6.114%, 02/25/32
	156	138

Total Home Equity Loans		5,502
Other - 4.1%		

Entergy Gulf States Reconstruction Funding,
   Ser 2007-A, Cl A1
   5.510%, 10/01/13
	3,791	3,885

Oil and Gas Royalty Trust 144A,
   Ser 2005-1A, Cl A
   5.090%, 07/28/12
	2,688	2,683

Total Other		6,568
Total Asset-Backed Securities (Cost $20,232)		**20,015**
Corporate Bonds - 15.5%		
Bank of America 5.375%, 08/15/11	1,350	1,370
Bank One Corp 7.875%, 08/01/10	3,000	3,176
Wachovia Bank NA 5.800%, 12/01/08	3,000	3,022
General Electric Capital 4.125%, 09/01/09	5,000	5,019
Marshall & Ilsley Corp 5.626%, 08/17/09	2,500	2,485
Principal Life Income Funding Trusts 5.150%, 06/17/11	2,500	2,515
SBC Communications Capital 7.000%, 10/01/12	5,000	5,066
Westfield Capital Corp Ltd / WT Finance Aust/WEA Finance, 144A 4.375%, 11/15/10	2,410	2,365
Total Corporate Bonds (Cost $25,063)		**25,018**
Money Market Fund - 17.5%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	28,226	28,226
Total Money Market Fund (Cost $28,226)		**28,226**
Total Investments - 117.2% (Cost $189,100)†		**188,984**
Other Assets and Liabilities, Net - (17.2)%		**(27,736)**
Total Net Assets - 100.0%	$	**161,248**

144A - Security exempt from registration under Rule 144A of the Securities Act of 1993. This security may be resold
   in transactions exempt from registration, normally to qualified institutional buyers. On June 30, 2008,
   the value of these securities amounted to $11,905 (000) representing 7.4% of net assets.

(A) - The rate reported represents the 7-day effective yield as of June 30, 2008.
(B) - Floating Rate Security - The rate reported represents the security's rate as of June 30, 2008.

 Cl - Class
 FHLMC - Federal Home Loan Mortgage Corporation
 FNMA - Federal National Mortgage Association
 Ser - Series

 Cost figures are shown with "000's" omitted.

† At June 30, 2008, the approximate tax basis cost of the Fund's investments was $189,100 (000), and the
unrealized appreciation and depreciation were $1,192 (000) and $(1,308) (000), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of June 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)	
Level 1 – quoted prices	$	28,226
Level 2 – other significant observable inputs		160,758
Level 3 – significant unobservable inputs		-
Total	$	188,984